**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

[redacted]

07024261

Rule 12g3-2 (b) File N° 82-4240

Caracas May 23 2007

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington DC 20549**
**U.S.A.**

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

SUPPL

RECEIVED
2007 JUN 11 A 7:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

**Leticia Level G.**
**Corporate Planning Manager**
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Caracas, March the 1st, 2007.

Messrs.

**NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV**

Present.-

**Attn. National Securities Registry**

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at December 31, 2006 and 2005 based on the International Financial Reporting Standards (IFRS).

2. Interim Consolidated Statements of Equity Accounts Movements at December 31, 2006 based on the International Financial Reporting Standards (IFRS).

3. Interim Consolidated Statements of Equity Accounts Movements at December 31, 2005 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Cash Flows for the term comprised from January the 1st to December 31st, for the years 2006 and 2005, based on the International Financial Reporting Standards (IFRS).

PUBLICO

5. Notes to the consolidated financial statements for the semesters ended at December 31, 2006 and 2005.

6. Consolidated Income Statement for the three-month period ended at December 31, 2005 and 2006.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17----------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

| | 2006 | 2005 |
|---|---|---|
| ASSETS | | |
| NON CURRENT ASSETS: | | |
| Property, plant and equipment – Net | 413,514,696 | 432,900,402 |
| Stockholdings in associations and joint business | 3,966,954 | 1,040,295 |
| Total non-current assets | 417,481,650 | 433,940,697 |
| CURRENT ASSETS: | | |
| Expenses paid in advance | 976,279 | 1,111,934 |
| Inventories | 66,464,739 | 57,511,130 |
| Advances to suppliers | 1,661,182 | 3,520,063 |
| Bills and accounts receivable - net | 104,409,296 | 95,337,271 |
| Investments available for sale | 219,543 | 8,816,776 |
| Cash and cash equivalent | 23,889,943 | 16,111,833 |
| Total current assets | 197,620,982 | 182,409,007 |
| TOTAL | 615,102,632 | 616,349,704 |

| | | |
|---|---|---|
| SHAREHOLDER'S EQUITY AND LIABILITIES | | |
| SHAREHOLDER'S EQUITY: | | |
| Capital stock | 69,632,690 | 69,632,690 |
| Accumulated result from translation of affiliate and joint business abroad | 206,308 | 206,308 |
| Retained earnings: | | |
| Legal reserve | 6,963,269 | 6,963,269 |
| Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries | 119,593,551 | 119,593,551 |
| Undistributed | 190,866,116 | 227,169,429 |
| Non realization of results in investments | (601,095) | (999,188) |
| Total shareholders' equity | 386,660,839 | 422,566,059 |
| NON CURRENT LIABILITIES: | | |
| Provision for severance benefits, net of long-term advances | 4,826,028 | 3,572,106 |
| Deferred tax income | 46,270,145 | 54,549,608 |
| Total non current liabilities | 51,096,173 | 58,121,714 |
| CURRENT LIABILITIES: | | |
| Provision for severance benefits, net of short-term advances | 5,236,560 | 3,869,781 |
| Commercial papers | 11,396,409 | 2,946,531 |
| Short-term loans | 38,169,882 | 47,019,985 |
| Dividends payable | 13,700,974 | 8,733,509 |
| Income tax payable | 2,409,289 | 293,748 |
| Accounts payable | 106,432,506 | 72,798,377 |
| Total current liabilities | 177,345,620 | 135,661,931 |
| Total liabilities | 228,441,793 | 193,783,645 |
| TOTAL | 615,102,632 | 616,349,704 |

INTERPRETE PUBLICO JUDITH X. HERNANDEZ

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ----------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER THE 31ST, 2006 AND 2005

(Stated in thousand bolivars, except the net income per share that is stated in bolivars)

| | 2006 | 2005 |
|---|---|---|
| Income from sales | 433,653,930 | 375,060,280 |
| Sale costs | 339,785,638 | 284,444,405 |
| Gross income | 93,868,292 | 90,615,875 |
| Cost and expenses: | | |
| Sales expenses | 35,121,317 | 30,939,453 |
| Overheads and administrative expenses | 21,908,182 | 18,985,181 |
| Income from selling assets | (83,885) | - |
| | 56,945,614 | 49,924,634 |
| Operating income | 36,922,678 | 40,691,241 |
| Participation in results from joint business | 503,194 | (919,621) |
| Financial costs | (6,480,701) | (4,664,484) |
| Financial income | 1,134,458 | 678,654 |
| Exchange differences – net | (61,402) | 3,565,400 |
| Loss in swap operations with securities | - | (3,671,665) |
| Loss in sale of investments available for sale | (762,975) | - |
| Other income (expenditure): | | |
| ADR Commissions | (514,814) | (505,370) |
| Tax debit bank | (392,141) | (3,089,757) |
| Others – net | 350,717 | (623,152) |
| | (6,223,664) | (9,229,995) |
| Income before taxes | 30,699,014 | 31,461,246 |
| Income tax | (476,054) | 4,377,017 |

INTERPRETE PUBLICO

| | | |
|---|---|---|
| Net income | 30,222,960 | 35,838,263 |
| Net income per share: | | |
| Basic | 13.17 | 15.62 |
| Diluted | 13.17 | 15.62 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller-----------------------------------------------------------

(Next there is the Consolidated Statements of Movements in Equity Accounts for the year ended at December 31, 2005. There is also the Consolidated Statements of Movements in Equity Accounts for the year ended at December 31, 2006) ----------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

| | 2006 | 2005 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net earnings | 30,222,960 | 35,838,263 |
| Adjustments to reconcile the net income with the cash provided for by the operating activities: | | |
| Exchange differences – net | 61,402 | (3,565,400) |
| Participation in results from joint business | (503,194) | 919,621 |
| Deferred income tax | (766,726) | - |
| Provision for taxes | (8,279,463) | (12,684,919) |
| Non-realized results in investments | (364,882) | (1,156,123) |
| Realized results in investments available for sale | 762,975 | - |
| Results from translation of foreign affiliates and joint business | - | (803,587) |
| Results from selling property, plant and equipment | (83,885) | - |
| Financial costs | 6,480,701 | 4,664,484 |
| Financial income | (1,134,458) | (678,654) |
| Depreciation | 20,559,433 | 22,299,074 |

| | | |
|---|---|---|
| Operating cash flows before movements of working capital | | |
| Movements of working capital: | | |
| Reduction (increase) in: | | |
| Bills and accounts receivable | (10,738,025) | (12,204,966) |
| Advances to suppliers | 1,858,881 | 1,873,901 |
| Inventories | (8,953,609) | (24,740,047) |
| Expenses paid in advance | 135,655 | (413,589) |
| Increase (reduction)in: | | |
| Accounts payable | 33,572,727 | 26,397,944 |
| Provision for severance benefits, net of payments | 2,620,701 | 2,259,764 |
| Cash provided for operating activities | 74,206,710 | 46,313,668 |
| Paid interests | (6,461,425) | (3,246,770) |
| Collected interests | 1,134,458 | 678,654 |
| Paid taxes | (6,639,976) | (22,756,937) |
| Net cash provided for operating activities | 62,239,767 | 20,988,615 |
| INVESTMENT ACTIVITIES: | | |
| Reduction (increase) in investments available for sale | 8,606,494 | (7,917,006) |
| Sales of property, plant and equipment | 1,775,485 | - |
| Acquisition of property, plant and equipment | (2,865,327) | (9,454,319) |
| Net cash provided for (used in) investment activities | 7,516,652 | (17,371,325) |
| FINANCING ACTIVITIES: | | |
| Increase (reduction) in short-term loans, net | (8,869,379) | 32,143,003 |
| Cost of commercial papers issuing | 29,883,600 | 8,808,700 |
| Amortization of commercial papers | (21,433,722) | (8,752,379) |
| Reduction in documents payable | - | (2,486,040) |
| Cash dividends | (61,558,808) | (41,292,407) |
| Net cash used in financing activities | (61,978,309) | (11,579,123) |

| | | |
|---|---|---|
| NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS | 7,778,110 | (7,961,833) |
| EFFECT OF DEVALUATION ON CASH AND CASH EQUIVALENTS | - | 1,574,261 |
| CASH AND CASH EQUIVALENT AT THE BEGINNING OF YEAR | 16,111,833 | 22,499,405 |
| CASH AND CASH EQUIVALENTS AT THE END OF YEAR | 23,889,943 | 16,111,833 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller------------------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005**

**(Stated in thousand bolivars)**

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

***Adoption of the International Financial Reporting Standards (IFRS)*** – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS),

Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

***Significant accounting policies*** – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at December 31, 2006 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in

Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated

company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

| Entity | % of Voting Rights | Reason why it is considered Associated |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | The Company does not have a significant influence on operations of the associated company. |
| Corporación Forestal Orinoco, C.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Fibras Secundarias, S.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Central Cariaco | 25.62 | The Company does not have a significant influence on operations of the associated company. |

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

***Participation in joint business*** – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Pursuant to IAS 31, during the second semester of the year 2006 the estimated useful life of buildings and machinery were reviewed and modified based on the new expectations of the future financial benefits the aforementioned assets are estimated to have.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 7-20 |
| Automotive vehicles | 3-6 |
| Furniture, fittings and others | 3-5 |

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary

investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

*i.* ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

*j.* ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.

- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate

coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

*k.* **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

*l.* ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

*m.* ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

*n.* ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

*o.* ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary

per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

***p. Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

*q.* ***Ongoing Judicial and/or Extrajudicial Procedures*** – At December 31, 2006 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

*r.* ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

*s.* ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

*t.* ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

*u.* ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and

simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

*v.* ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

*w.* **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

*x.* **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders'

equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

## 2. INVESTMENTS AVAILABLE FOR SALE

At December 31, 2006 the Company sold Bonds issued by the Bolivarian Republic of Venezuela that held at December 31, 2005 amounting to Bs.7,914,592 million.

## 3. INFORMATION BY BUSINESS SEGMENT

***Segmentation criteria***

Information by segments is structured based on the different Company business lines.

***Main business segments***

Business lines described below have been set based on the organizing structure of the Company in effect at December 31, 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

The Company centered its activity in the following big business lines:

***Printing, writing and packing paper*** -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the

form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

***Tissue paper*** – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

***Services and rentals*** – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

***Corporate*** – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

***Geographic segment***

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

***Bases and methodology of information by business segment***

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution. Below there is information by segment of these activities for the years ended at December 31, 2006 and 2005 (in thousand bolivars):

**2006**

Printing,
writing and

INTERPRETE PUBLICO

| | packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income Statement** | | | | | |
| Local sales | 211,418,577 | 196,832,169 | 3,147,919 | - | 411,398,665 |
| Export sales | 9,061,070 | 13,194,195 | - | - | 22,255,265 |
| Sales among segments – local | - | - | 10,796,623 | (10,796,623) | 0 |
| Sales among segments – export | 8,691,194 | 3,437,429 | - | (12,128,623) | 0 |
| Total income | 229,170,841 | 213,463,793 | 13,944,452 | (22,925,246) | 433,653,930 |
| Costs and expenses | 216,445,800 | 189,510,810 | 13,204,139 | (22,429,497) | 396,731,252 |
| Operating results | 12,725,041 | 23,952,983 | 740,403 | (495,749) | 36,922,678 |
| Participation in results from joint-business companies | - | - | - | - | 503,194 |
| Financial income | - | - | - | - | 1,134,458 |
| Financial expenses and others | - | - | - | - | (7,861,316) |
| Results before taxes | - | - | - | - | 30,699,014 |
| Results after taxes | - | - | - | - | 30,222,960 |
| Depreciation | 10,093,840 | 8,704,922 | 1,760,671 | - | 20,559,433 |
| Capital investments | 908,412 | 1,965,915 | - | - | 2,865,327 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 263,619,916 | 297,682,031 | 52,078,290 | (46,764,370) | 566,615,867 |
| Assets per corporate segments | - | - | - | - | 33,090,250 |
| Participation in associated companies | 3,966,954 | - | - | - | 3,966,954 |
| Undistributed corporate assets | - | - | - | - | 11,429,561 |
| Total consolidated assets | | | | | 615,102,632 |
| Liabilities | | | | | |
| Liabilities by segments | 76,544,982 | 42,440,980 | 14,270,301 | (47,734,370) | 85,521,893 |

| | | | | | |
|---|---|---|---|---|---|
| Liabilities by corporate segments | - | - | - | - | 89,642,829 |
| Undistributed corporate liabilities | - | - | - | | 53,277,071 |
| Total consolidated liabilities | | | | | 228,441,793 |

**2005**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 192,580,704 | 156,416,297 | 1,653,634 | - | 350,650,635 |
| Export sales | 14,247,896 | 10,161,749 | - | - | 24,409,645 |
| Sales among segments – local | - | - | 8,226,918 | (8,226,918) | - |
| Sales among segments – export | 40,707 | 5,327,337 | - | (5,368,044) | - |
| Total income | 206,869,307 | 171,905,383 | 9,880,552 | (13,594,962) | 375,060,280 |
| Costs and expenses | 173,194,361 | 163,666,603 | 10,424,202 | (12,916,127) | 334,369,039 |
| Operating results | 33,674,946 | 8,238,780 | (543,650) | (678,835) | 40,691,241 |
| Participation in results from joint-business companies | - | - | - | - | (919,621) |
| Financial income | - | - | - | - | 678,654 |
| Financial expenses and others | - | - | - | - | (8,989,028) |
| Results before taxes | - | - | - | - | 31,461,246 |
| Results after taxes | - | - | - | - | 35,838,263 |
| Depreciation | 9,253,411 | 9,075,817 | 3,969,846 | - | 22,299,074 |
| Capital investments | 3,482,764 | 5,970,150 | 1,405 | - | 9,454,319 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 260,684,025 | 250,978,288 | 42,728,449 | (10,068,085) | 544,322,677 |

| | | | | | |
|---|---|---|---|---|---|
| Assets per corporate segments | . - | - | - | - | 7,657,232 |
| Participation in associated companies | 1,040,295 | - | - | - | 1,040,295 |
| Undistributed corporate assets | - | - | - | - | 63,329,500 |
| Total consolidated assets | | | | | 616,349,704 |
| Liabilities | | | | | |
| Liabilities by segments | 37,679,175 | 34,496,330 | 6,350,101 | (20,623,668) | 57,901,938 |
| Liabilities by corporate segments | - | - | - | - | 187,356 |
| Undistributed corporate liabilities | - | - | - | - | 135,694,351 |
| Total consolidated liabilities | - | - | - | - | 193,783,645 |

**4. SHAREHOLDERS' EQUITY**

***Cash dividends***

As of this August 11 of this year, the Special Shareholders' Equity agreed to decree a special cash dividend amounting to Bs.17.00 per share for a total of Bs.38,998,160,208.

As of this April 21 of this year, the Shareholders' Equity agreed to decree cash dividends amounting to Bs.12.00 per share for a total of Bs.27,528,113.00.

**5. COMMERCIAL PAPERS**

The National Securities and Exchange Commission as of September 29, 2006 authorized MANPA the public offer of commercial papers at bearer (Issue 2006-I) up to an amount of fifteen thousand million bolivars (Bs.15,000,000,000).

At December 31, 2006 MANPA has outstanding commercial papers amounting to Bs.11,883,600,000.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

SUMMARIZED CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH TERMS ENDED AT DECEMBER THE 31st, 2006 AND 2005

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Interim Preliminary

(Stated in thousand bolivars)

| | 2006 | 2005 |
|---|---|---|
| Income from sales | 108,513,869 | 85,415,197 |
| Sale costs | 91,220,965 | 70,936,361 |
| Gross income | 17,292,904 | 14,478,836 |
| Cost and expenses: | | |
| Sales expenses | 7,463,924 | 2,653,993 |
| Overheads and administrative expenses | 6,204,607 | 5,605,247 |
| Income from selling assets | (83,885) | - |
| | 13,584,646 | 8,259,240 |
| Operating income | 3,708,258 | 6,219,596 |
| Participation in results from joint business | (1,989,310) | 223,995 |
| Financial costs | (1,654,653) | (1,507,583) |
| Financial income | 284,840 | 228,582 |
| Exchange differences – net | (12,368) | (120,923) |
| Loss in swap operations with securities | - | (1,401,342) |
| Realized loss in investments available for sale | 313,733 | - |
| Other income (expenditure): | | |
| ADR Commissions | (257,593) | - |
| Tax debit bank | (27,329) | (850,934) |
| Others – net | 709,378 | (1,067,664) |
| | (2,633,302) | (4,495,869) |
| Income before taxes | 1,074,956 | 1,723,727 |
| Income tax | (2,571,559) | 1,094,255 |
| Net income (loss) | (1,496,603) | 2,817,982 |
| Net income (loss) per share: | | |
| Basic | (0.65) | 1.23 |
| Diluted | (0.65) | 1.23 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller------------------------------------------------------------------------

Translator's Note:

At the upper right margin of each of the first eight (8) original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 March 2 AM 11:21. FILE. RECEIVED."---------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 15th, 2007.

JUDITH HERNANDEZ MORA

CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR YEAR ENDED AT DECEMBER 31, 2005
(Stated in thousand bolivars)

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital Stock | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of *Retained Earnings* for the sole use of payment of share dividends of the Company and subsidiaries | Undistributed | Non-realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2004 | 69,632,690 | 28,224 | 6,963,269 | 119,593,551 | 237,211,354 | 156,935 | 433,586,023 |
| Reasonable value of available investments for sale | - | - | - | - | - | (1,156,123) | (1,156,123) |
| *Result from translation* | - | 178,084 | - | - | - | - | 178,084 |
| Loss directly recognized in equity | - | 178,084 | - | - | - | (1,156,123) | (978,039) |
| Net profit for the year | - | - | - | - | 35,838,263 | - | 35,838,263 |
| Total earnings and losses recognized for the year | - | 178,084 | - | - | 35,838,263 | (1,156,123) | 34,860,224 |
| Decreed dividends | - | - | - | - | (45,880,188) | - | (45,880,188) |
| BALANCES AT DECEMBER 31, 2005 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 227,169,729 | (999,188) | 422,566,059 |

Maria Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR YEAR ENDED AT DECEMBER 31, 2006
(Stated in thousand bolivars)

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital Stock | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries | Undistributed | Non-realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2005 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 227,169,429 | (999,188) | 422,566,059 |
| Reasonable value of available investments for sale | - | - | - | - | - | (364,882) | (364,882) |
| Loss directly recognized in equity | - | - | - | - | - | (364,882) | (364,882) |
| Realization of results of investments available for sale | - | - | - | - | - | 762,975 | 762,975 |
| Net profit for the year | - | - | - | - | 30,222,960 | - | 30,222,960 |
| Total earnings an losses recognized for the year | - | - | - | - | 30,222,960 | 398,093 | 30,621,053 |
| Decreed dividends | - | - | - | - | (66,526,273) | - | (66,526,273) |
| BALANCES AT DECEMBER 31, 2006 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 190,866,116 | (601,095) | 386,660,839 |

Maria Alejandra Maguhn
Corporate Comptroller

INTERPRETE PUBLICO

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao, Caracas
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

ARCHIVO
RECIBIDO

Caracas, 01 de Marzo de 2007.

Señores:
**COMISIÓN NACIONAL DE VALORES - CNV**
Presente.-

**Atn. Registro Nacional de Valores**

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Interinos al 31 de diciembre de los años 2006 y 2005, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de diciembre de 2006, con base a Normas Internacionales de Información Financiera (NIIF).
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de diciembre de 2005, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 31 de diciembre de los años 2006 y 2005, con base a Normas Internacionales de Información Financiera (NIIF).
5. Notas a los estados financieros consolidados por los períodos de doce meses terminados al 31 de diciembre de 2006 y 2005.
6. Estado Consolidado de Resultados por los periodos de tres meses terminados el 31 de diciembre de 2005 y 2006.

Sin más a que referirme, queda de usted,

Atentamente,

**LETICIA LEVEL**
**GTE. PLANIFICACIÓN CORP.**
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

COMISION NACIONAL DE VALORES

**BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2006 Y 2005**
**(Expresados en miles de bolívares)**

2007 MAR -2 AM 11: 21

ARCHIVO RECIBIDO

| | 2006 | 2005 |
|---|---|---|
| **ACTIVO** | | |
| ACTIVO NO CORRIENTE: | | |
| Propiedades, planta y equipo - neto | 413.514.696 | 432.900.402 |
| Participaciones en asociadas y negocios conjuntos | 3.966.954 | 1.040.295 |
| Total activo no corriente | 417.481.650 | 433.940.697 |
| ACTIVO CORRIENTE: | | |
| Gastos pagados por anticipado | 976.279 | 1.111.934 |
| Inventarios | 66.464.739 | 57.511.130 |
| Anticipos a proveedores | 1.661.182 | 3.520.063 |
| Efectos y cuentas por cobrar - neto | 104.409.296 | 95.337.271 |
| Inversiones disponibles para la venta | 219.543 | 8.816.776 |
| Efectivo y equivalentes de efectivo | 23.889.943 | 16.111.833 |
| Total activo corriente | 197.620.982 | 182.409.007 |
| TOTAL | 615.102.632 | 616.349.704 |
| **PATRIMONIO Y PASIVO** | | |
| PATRIMONIO: | | |
| Capital social | 69.632.690 | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 206.308 | 206.308 |
| Utilidades retenidas: | | |
| Reserva legal | 6.963.269 | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 | 119.593.551 |
| No distribuidas | 190.866.116 | 227.169.429 |
| Resultado no realizado en inversiones | (601.095) | (999.188) |
| Total patrimonio | 386.660.839 | 422.566.059 |
| PASIVO NO CORRIENTE: | | |
| Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo | 4.826.028 | 3.572.106 |
| Impuesto sobre la renta diferido | 46.270.145 | 54.549.608 |
| Total pasivo no corriente | 51.096.173 | 58.121.714 |
| PASIVO CORRIENTE: | | |
| Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo | 5.236.560 | 3.869.781 |
| Papeles comerciales | 11.396.409 | 2.946.531 |
| Préstamos a corto plazo | 38.169.882 | 47.019.985 |
| Dividendos por pagar | 13.700.974 | 8.733.509 |
| Impuesto sobre la renta por pagar | 2.409.289 | 293.748 |
| Cuentas por pagar | 106.432.506 | 72.798.377 |
| Total pasivo corriente | 177.345.620 | 135.661.931 |
| Total pasivo | 228.441.793 | 193.783.645 |
| TOTAL | 615.102.632 | 616.349.704 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



**ESTADOS CONSOLIDADOS DE RESULTADOS**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005**
**(Expresados en miles de bolívares, excepto la utilidad neta por acción la cual está expresada en bolívares)**

| | 2006 | 2005 |
|---|---|---|
| Ingresos por ventas | 433.653.930 | 375.060.280 |
| Costo de ventas | 339.785.638 | 284.444.405 |
| Utilidad bruta | 93.868.292 | 90.615.875 |
| Costos y gastos: | | |
| Gastos de ventas | 35.121.317 | 30.939.453 |
| Gastos generales y administrativos | 21.908.182 | 18.985.181 |
| Utilidad en venta de activos | (83.885) | - |
| | 56.945.614 | 49.924.634 |
| Utilidad en operaciones | 36.922.678 | 40.691.241 |
| Participación en resultados de negocios conjuntos | 503.194 | (919.621) |
| Costos financieros | (6.480.701) | (4.664.484) |
| Ingresos financieros | 1.134.458 | 678.654 |
| Diferencias en cambio - neto | (61.402) | 3.565.400 |
| Pérdida en operaciones de permuta con títulos valores | - | (3.671.665) |
| Pèrdida en venta de inversiones disponibles para la venta | (762.975) | - |
| Otros ingresos (egresos): | | |
| Comisiones ADR | (514.814) | (505.370) |
| Impuesto al débito bancario | (392.141) | (3.089.757) |
| Otros - neto | 350.717 | (623.152) |
| | (6.223.664) | (9.229.995) |
| Utilidad antes de impuestos | 30.699.014 | 31.461.246 |
| Impuesto sobre la renta | (476.054) | 4.377.017 |
| Utilidad neta | 30.222.960 | 35.838.263 |
| Utilidad neta por acción: | | |
| Básica | 13,17 | 15,62 |
| Diluida | 13,17 | 15,62 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO**
**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005**
**(Expresados en miles de bolívares)**

| | | | Utilidades retenidas | | | | |
|---|---|---|---|---|---|---|---|
| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
| SALDOS AL 31 DE DICIEMBRE DE 2004 | 69.632.690 | 28.224 | 6.963.269 | 119.593.551 | 237.211.354 | 156.935 | 433.586.023 |
| Valor razonable de inversiones disponibles para la venta | - | - | - | - | - | (1.156.123) | (1.156.123) |
| Resultado por traducción | - | 178.084 | - | - | - | - | 178.084 |
| Pérdida reconocida directamente en el patrimonio | - | 178.084 | - | - | - | (1.156.123) | (978.039) |
| Utilidad neta del año | - | - | - | - | 35.838.263 | - | 35.838.263 |
| Total utilidades y pérdidas reconocidas en el año | - | 178.084 | - | - | 35.838.263 | (1.156.123) | 34.860.224 |
| Dividendos decretados | - | - | - | - | (45.880.188) | - | (45.880.188) |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO**
**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006**
**(Expresados en miles de bolívares)**

| | | | Utilidades retenidas | | | | |
|---|---|---|---|---|---|---|---|
| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |
| Valor razonable de inversiones disponibles para la venta | - | - | - | - | - | (364.882) | (364.882) |
| Pérdida reconocida directamente en el patrimonio | - | - | - | - | - | (364.882) | (364.882) |
| Resultado realizado en inversiones disponibles para la venta | - | - | - | - | - | 762.975 | 762.975 |
| Utilidad neta del año | - | - | - | - | 30.222.960 | - | 30.222.960 |
| Total utilidades y pérdidas reconocidas en el año | - | - | - | - | 30.222.960 | 398.093 | 30.621.053 |
| Dividendos decretados | - | - | - | - | (66.526.273) | - | (66.526.273) |
| SALDOS AL 31 DE DICIEMBRE DE 2006 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 190.866.116 | (601.095) | 386.660.839 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005**
**(Expresados en miles de bolívares)**

| | 2006 | 2005 |
|---|---|---|
| ACTIVIDADES OPERACIONALES: | | |
| Utilidad neta | 30.222.960 | 35.838.263 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | |
| Diferencias en cambio - neto | 61.402 | (3.565.400) |
| Participación en resultados de negocios conjuntos | (503.194) | 919.621 |
| Resultado por reducción de participación patrimonial en negocio conjunto | (766.726) | - |
| Impuesto sobre la renta diferido | (8.279.463) | (12.684.919) |
| Provisión para impuestos | 8.755.517 | 8.307.902 |
| Resultado no realizado en inversiones | (364.882) | (1.156.123) |
| Resultado realizado en inversiones disponibles para la venta | 762.975 | - |
| Resultado por traducción de filial y negocios conjuntos | - | (803.587) |
| Resultado en venta de propiedades, planta y equipo | (83.885) | - |
| Costos financieros | 6.480.701 | 4.664.484 |
| Ingresos financieros | (1.134.458) | (678.654) |
| Depreciación | 20.559.433 | 22.299.074 |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | 55.710.380 | 53.140.661 |
| Movimientos de capital de trabajo: | | |
| Disminución (aumento) en: | | |
| Efectos y cuentas por cobrar | (10.738.025) | (12.204.966) |
| Anticipos a proveedores | 1.858.881 | 1.873.901 |
| Inventarios | (8.953.609) | (24.740.047) |
| Gastos pagados por anticipado | 135.655 | (413.589) |
| Aumento (disminución) en: | | |
| Cuentas por pagar | 33.572.727 | 26.397.944 |
| Apartado para prestaciones por antigüedad, neto de pagos | 2.620.701 | 2.259.764 |
| Efectivo provisto por las actividades operacionales | 74.206.710 | 46.313.668 |
| Intereses pagados | (6.461.425) | (3.246.770) |
| Intereses cobrados | 1.134.458 | 678.654 |
| Impuestos pagados | (6.639.976) | (22.756.937) |
| Efectivo neto provisto por las actividades operacionales | 62.239.767 | 20.988.615 |
| ACTIVIDADES DE INVERSIÓN: | | |
| Disminución (aumento) en inversiones disponibles para la venta | 8.606.494 | (7.917.006) |
| Venta de propiedades, planta y equipo | 1.775.485 | - |
| Adquisición de propiedades, planta y equipo | (2.865.327) | (9.454.319) |
| Efectivo neto provisto por (usado en) las actividades de inversión | 7.516.652 | (17.371.325) |
| ACTIVIDADES DE FINANCIAMIENTO: | | |
| (Disminución) aumento neto en préstamos a corto plazo | (8.869.379) | 32.143.003 |
| Importe de la emisión de papeles comerciales | 29.883.600 | 8.808.700 |
| Amortización de papeles comerciales | (21.433.722) | (8.752.379) |
| Disminución en documentos por pagar | - | (2.486.040) |
| Dividendos en efectivo | (61.558.808) | (41.292.407) |
| Efectivo neto usado en las actividades de financiamiento | (61.978.309) | (11.579.123) |
| AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | 7.778.110 | (7.961.833) |
| EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO | - | 1.574.261 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO | 16.111.833 | 22.499.405 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO | 23.889.943 | 16.111.833 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005**
**(En miles de bolívares)**

## 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

***Políticas contables significativas*** – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,

- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2006 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

| **Entidad** | **% de derechos a voto** | **Razón por la que no se considera Asociada** |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

De acuerdo con la NIC 16, Durante el segundo semestre del año 2006, la vida útil estimada de las edificios y maquinarias fueron revisadas y modificadas, con base en las nuevas expectativas de los beneficios económicos futuros que se estiman que tendrán los activos anteriormente mencionados.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | AÑOS |
|---|---|
| Edificios | 10-30 |
| Maquinarias y equipos | 7-20 |
| Vehículos | 3-6 |
| Muebles, enseres y otros | 3-5 |

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipos se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse

reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.



h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que

el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. *Clasificación de deudas entre corriente y no corriente* – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. *Apartado para prestaciones por antigüedad* – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones

específicas para las cuales fueron originalmente reconocidas, procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 31 de diciembre de 2006 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

## 2. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre de 2006, la Compañía vendió los Bonos emitidos por la República Bolivariana de Venezuela que mantenía al 31 de diciembre de 2005 por unos Bs. 7.914.592.000.

## 3. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

***Criterios de segmentación***

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

***Segmentos principales de negocio***

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al 31 de diciembre de 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

La Compañía centró sus actividades en las siguientes grandes líneas de negocio:

***Papel impresión, escritura y embalaje*** – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

***Papel tissue*** – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

***Servicios y alquileres*** – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

***Corporativos*** – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

***Segmento geográfico***

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

***Bases y metodología de la información por segmentos de negocio***

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.



La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos. A continuación se presenta la información por segmentos de estas actividades, para el período de doce meses terminados el 31 de diciembre 2006 y 2005 (en miles de bolívares):

**2006**

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 211.418.577 | 196.832.169 | 3.147.919 | - | 411.398.665 |
| Ventas de exportación | 9.061.070 | 13.194.195 | - | - | 22.255.265 |
| Ventas entre segmentos - local | - | - | 10.796.623 | (10.796.623) | 0 |
| Ventas entre segmentos - exportación | 8.691.194 | 3.437.429 | - | (12.128.623) | 0 |
| Total ingresos | 229.170.841 | 213.463.793 | 13.944.542 | (22.925.246) | 433.653.930 |
| Costos y gastos | 216.445.800 | 189.510.810 | 13.204.139 | (22.429.497) | 396.731.252 |
| Resultado de operación | 12.725.041 | 23.952.983 | 740.403 | (495.749) | 36.922.678 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | 503.194 |
| Ingresos financieros | - | - | - | - | 1.134.458 |
| Gastos financieros y otros | - | - | - | - | (7.861.316) |
| Resultados antes de impuestos | - | - | - | - | 30.699.014 |
| Resultado después de impuestos | - | - | - | - | 30.222.960 |
| Depreciación | 10.093.840 | 8.704.922 | 1.760.671 | - | 20.559.433 |
| Inversiones de capital | 908.412 | 1.965.915 | - | - | 2.865.327 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 263.619.916 | 297.682.031 | 52.078.290 | (46.764.370) | 566.615.867 |
| Activos por segmentos corporativos | - | - | - | - | 33.090.250 |
| Participaciones en empresas asociadas | 3.966.954 | - | - | - | 3.966.954 |
| Activos corporativos no distribuidos | - | - | - | - | 11.429.561 |
| Activo total consolidado | | | | | 615.102.632 |
| Pasivo | | | | | |
| Pasivos por segmentos | 76.544.982 | 42.440.980 | 14.270.301 | (47.734.370) | 85.521.893 |
| Pasivos por segmentos corporativos | - | - | - | - | 89.642.829 |
| Pasivos corporativos no distribuidos | - | - | - | | 53.277.071 |
| Pasivo total consolidado | | | | | 228.441.793 |

**2005**

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 192.580.704 | 156.416.297 | 1.653.634 | - | 350.650.635 |
| Ventas de exportación | 14.247.896 | 10.161.749 | - | - | 24.409.645 |
| Ventas entre segmentos - local | - | - | 8.226.918 | (8.226.918) | - |
| Ventas entre segmentos - exportación | 40.707 | 5.327.337 | - | (5.368.044) | - |
| Total ingresos | 206.869.307 | 171.905.383 | 9.880.552 | (13.594.962) | 375.060.280 |
| Costos y gastos | 173.194.361 | 163.666.603 | 10.424.202 | (12.916.127) | 334.369.039 |
| Resultado de operación | 33.674.946 | 8.238.780 | (543.650) | (678.835) | 40.691.241 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | (919.621) |
| Ingresos financieros | - | - | - | - | 678.654 |
| Gastos financieros y otros | - | - | - | - | (8.989.028) |
| Resultados antes de impuestos | - | - | - | - | 31.461.246 |
| Resultado después de impuestos | - | - | - | - | 35.838.263 |
| Depreciación | 9.253.411 | 9.075.817 | 3.969.846 | - | 22.299.074 |
| Inversiones de capital | 3.482.764 | 5.970.150 | 1.405 | - | 9.454.319 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 260.684.025 | 250.978.288 | 42.728.449 | (10.068.085) | 544.322.677 |
| Activos por segmentos corporativos | - | - | - | - | 7.657.232 |
| Participaciones en empresas asociadas | 1.040.295 | - | - | - | 1.040.295 |
| Activos corporativos no distribuidos | - | - | - | - | 63.329.500 |
| Activo total consolidado | | | | | 616.349.704 |
| Pasivo | | | | | |
| Pasivos por segmentos | 37.679.175 | 34.496.330 | 6.350.101 | (20.623.668) | 57.901.938 |
| Pasivos por segmentos corporativos | - | - | - | - | 187.356 |
| Pasivos corporativos no distribuidos | - | - | - | - | 135.694.351 |
| Pasivo total consolidado | | | | | 193.783.645 |

## 4. PATRIMONIO

***Dividendos en efectivo.***

Con fecha 11 de agosto del presente año, la Asamblea Extraordinaria de Accionistas acordó decretar dividendo extraordinario en efectivo de Bs. 17,00 por acción para un total de Bs. 38.998.160.208.

Con fecha 21 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 ,00 por acción para un total de Bs. 27.528.113.088.

## 5. PAPELES COMERCIALES

La Comisión Nacional de Valores en sesión de Directorio de fecha 29 de septiembre de 2006 autorizó a MANPA la oferta pública de papeles comerciales al portador (Emisión 2006-I) hasta por un monto de quince mil millones de Bolívares (Bs. 15.000.000.000).

Al 31 de diciembre de 2006, MANPA tiene en circulación papeles comerciales por Bs. 11.883.600.000.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005**
**CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)**
**Interino Preliminar**
**(Expresados en miles de bolívares)**

COMISION NACIONAL DE VALORES

2007 MAR -2 AM 11: 21

ARCHIVO

RECIBIDO

| | 2006 | 2005 |
|---|---|---|
| Ingresos por ventas | 108.513.869 | 85.415.197 |
| Costo de ventas | 91.220.965 | 70.936.361 |
| Utilidad bruta | 17.292.904 | 14.478.836 |
| Costos y gastos: | | |
| Gastos de ventas | 7.463.924 | 2.653.993 |
| Gastos generales y administrativos | 6.204.607 | 5.605.247 |
| Utilidad en venta de activos | (83.885) | - |
| | 13.584.646 | 8.259.240 |
| Utilidad en operaciones | 3.708.258 | 6.219.596 |
| Participación en resultados de negocios conjuntos | (1.989.310) | 223.995 |
| Costos financieros | (1.654.653) | (1.507.583) |
| Ingresos financieros | 284.840 | 228.582 |
| Diferencias en cambio - neto | (12.368) | (120.923) |
| Pérdida en operaciones de permuta con títulos valores | - | (1.401.342) |
| Perdida realizada en inversiones disponibles para la venta | 313.733 | - |
| Otros ingresos (egresos): | | |
| Comisiones ADR | (257.593) | - |
| Impuesto al débito bancario | (27.329) | (850.934) |
| Otros - neto | 709.378 | (1.067.664) |
| | (2.633.302) | (4.495.869) |
| Utilidad antes de impuestos | 1.074.956 | 1.723.727 |
| Impuesto sobre la renta | (2.571.559) | 1.094.255 |
| Utilidad (Pérdida) neta | (1.496.603) | 2.817.982 |
| Utilidad (Pérdida) neta por acción: | | |
| Básica | (0,65) | 1,23 |
| Diluida | (0,65) | 1,23 |

Maria Alejandra Maguhn
Contralor Corporativo

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas Jun 06 2007

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington DC 20549**
**U.S.A.**

Attention: Special Counsel
Office of International Corporate Finance



Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

**Letidia Level G.**
**Corporate Planning Manager**
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------

[Letterhead of MANPA]

Caracas, March 30, 2007

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This aims at inform you that the Board of Directors of my principal, in its meeting No.957 on this same date, decided to call a General Shareholders' Meeting to be held on April 27, 2007 in order to consider, among other issues, a decree of ordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, under the terms and conditions that will be subject to the consideration of such meeting, delegating to the Board of Directors the powers to establish the registry dates (limit date of transaction with benefit) and of payment (effective date of registry with benefit).

Likewise, we accompany hereto the notice for the aforementioned General Shareholders' Meeting that will be published in the national newspapers.

In connection to the aforementioned items, we attach hereto the following documents:

- Financial statements for the fiscal year ended at December 31, 2006.
- The Report by the Statutory Auditors.
- The Short-Lists of Statutory Auditors.
- The proposal submitted by the Board of Directors.

- Demonstrative table of Movement of Retained Earnings.
- Ad addressed to shareholders prior notification of Shareholders' Meeting.
- Project of Record No.957 as of March 30, 2007.

We do hereby notify that we comply with the provisions set forth by the National Securities and Exchange Commission, Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004 and with the provisions set forth in Article 113 and 126 of the Capital Market Law.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. -----------------------------------------------------------------------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements for the years ended at December 31, 2006 and 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content



[Letterhead of Deloitte]

**REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS**

To the Board of Directors of

**Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2006 and 2005, and of the consolidated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, and a summary of the significant accounting policies as ell as explanatory notes.

***Responsibility of Company management about the financial statements.***

The Company management is responsible for reasonably preparing and presenting these financial statements pursuant to the International Reporting Standards. This responsibility includes designing, implementing and maintaining a relevant internal control for reasonably preparing and presenting these financial statements free from material mistakes due to fraud or error; selecting and applying accounting proper policies, and accounting estimates that are reasonable according to the circumstances.

***Responsibilities of the Public Accountant***

Our responsibility is to give an opinion about those financial statements based on our audits. We carried out our audits pursuant to International Audit Standards. These standards require us to comply with ethical requirements and to plan and carry out the audit to obtain a reasonable assurance that the financial statements have no material mistakes.

An audit consists of developing procedures to obtain audit evidence of amounts and revelation in the financial statements. The procedures selected depend on the opinion of the public accountant, including the evaluation of the significant errors in the financial statements, either fraud or error. Concerning risk assessments, the public accountant considers the internal control of the Company relevant to reasonably prepare and present the financial statements in order to design proper audit procedures according to the circumstances but not with the intention to express an opinion about the effectiveness of the Company internal control. An audit also includes an assessment of the appropriateness of the accounting policies used and of the reasonability of the accounting estimations made by the management as ell as the evaluation of the entire presentation of the financial statements.

We believe that the audit evidence that we have obtained is enough and appropriate to provide a reasonable base for our opinion.

***Opinion***

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV).

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A. (signed) Illegible.

CPC No.26120 CNV No.C-891

Caracas – Bolivarian Republic of Venezuela, February 23, 2007 ——————————

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

| | Notes | 2006 | 2005 |
|---|---|---|---|
| ASSETS | | | |
| NON-CURRENT ASSETS: | | | |
| Properties, plant and equipment – net | 2 | 413,514,696 | 432,900,402 |
| Participations in associates and joint business | 3 | 3,966,954 | 1,040,295 |
| Total non-current assets | | 417,481,650 | 433,940,697 |

| | | | |
|---|---|---|---|
| CURRENT ASSETS: | | | |
| Expenses paid in advance | | 976,279 | 1,111,934 |
| Inventories | 4 | 66,464,739 | 57,511,130 |
| Advances to suppliers | | 1,661,182 | 3,520,063 |
| Bills and accounts receivable – net | 5 | 104,409,296 | 95,337,271 |
| Investments available for sale | 6 | 219,543 | 8,816,776 |
| Cash and cash equivalent | 7 | 23,889,943 | 16,111,833 |
| Total current assets | | 197,620,982 | 182,409,007 |
| TOTAL | | 615,102,632 | 616,349,704 |
| SHAREHOLDERS´ EQUITY AND LIABILITIES | | | |
| SHAREHOLDERS´ EQUITY: | 8 and 9 | | |
| Capital stock | | 69,632,690 | 69,632,690 |
| Accrued result from translation of foreign subsidiary and joint business abroad | | 206,308 | 206,308 |
| Retained earnings: | | | |
| Legal reserve | | 6,963,269 | 6,963,269 |
| Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries | | 119,593,551 | 119,593,551 |
| Undistributed | | 190,866,116 | 227,169,429 |
| Non- realized result on investments | 6 | (601,095) | (999,188) |
| Total shareholders´ equity | | 386,660,839 | 422,566,059 |
| NON-CURRENT LIABILITY | | | |
| Provision for severance benefits, long-term advances net | | 4,826,028 | 3,572,106 |
| Deferred income tax | 11 | 46,270,145 | 54,549,608 |
| Total non-current liabilities | | 51,096,173 | 58,121,714 |
| CURRENT LIABILITY: | | | |

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| | | | |
|---|---|---|---|
| Provision for seniority payment, short-term advances net | | 5,236,560 | 3,869,781 |
| Commercial papers | 10 | 11,396,409 | 2,946,531 |
| Short term loans | 10 | 38,169,882 | 47,019,985 |
| Dividends payable | 8 | 13,700,974 | 8,733,509 |
| Tax income payable | 11 | 2,409,289 | 293,748 |
| Accounts payable | 12 | 106,432,506 | 72,798,377 |
| Total current liability | | 177,345,620 | 135,661,931 |
| Total liability | | 228,441,793 | 193,783,645 |
| TOTAL | | 615,102,632 | 616,349,707 |

See Notes to the consolidated financial statements -----------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

| | Notes | 2006 | 2005 |
|---|---|---|---|
| Income for sales | 13 | 433,653,930 | 375,060,280 |
| Sales cost | 14 | 339,785,638 | 284,444,405 |
| Gross income | | 93,868,292 | 90,615,875 |
| Cost and expenses: | | | |
| Sales expenses | 14 | 35,121,317 | 30,939,453 |
| Overheads and administrative expenses | 14 and 18 | 21,908,182 | 18,985,181 |
| Income form selling assets | 1 and 2 | (83,885) | - |
| | | 56,945,614 | 49,924,634 |
| Income from operations | | 36,922,678 | 40,691,241 |
| Participation in results from joint business | 3 | 503,194 | (919,621) |
| Financial costs | | (6,480,701) | (4,664,484) |
| Financial incomes | | 1,134,458 | 678,654 |
| Exchange differences – net | | (61,402) | 3,565,400 |
| Loss from swap operations with securities | | - | (3,671,665) |

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| | | | |
|---|---|---|---|
| Loss from selling investments available for sale | 6 | (762,975) | - |
| Other income (expenditure): | | | |
| ADR commissions | | (514,814) | (505,370) |
| Bank debit tax | | (392,141) | (3,089,757) |
| Others – net | | 350,717 | (623,152) |
| | | (6,223,664) | (9,292,995) |
| Income before taxes | | 30,699,014 | 31,461,246 |
| Income tax | 11 | (476,054) | 4,377,017 |
| Net income | | 30,222,960 | 35,838,263 |
| Net income per share: | | | |
| Basic | 1 | 13.17 | 15,62 |
| Diluted | 1 | 13.17 | 15,62 |

See Notes to the consolidated financial statements ------------------------------------------

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2006 and 2005 attached hereto)

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED CASH FLOWS**

**FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005**

**(Stated in thousands of bolivars)**

| | Notes | 2006 | 2005 |
|---|---|---|---|
| OPERATING ACTIVITIES: | | | |
| Net income | | 30,222,960 | 35,838,263 |
| Adjustments to reconcile the net income with the cash provided for by operating activities: | | | |
| Exchange differences - net | 20 | 61,402 | (3,565,400) |
| Participation in results from joint business | 3 | (503,194) | 919,621 |
| Result from reduction in shareholders´ equity participation in joint business | 3 | (766,726) | - |
| Deferred income tax | 11 | (8,279,463) | (12,684,919) |

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| | | | |
|---|---|---|---|
| Tax provision | 11 | 8,755,517 | 8,307,902 |
| Result non-realized in investments | | (364,882) | (1,156,123) |
| Realized result in investments available for sale | | 762,975 | - |
| Result from translation of subsidiary and joint business | | - | (803,587) |
| Result from selling property, plant and equipment | 1 and 2 | (83,885) | - |
| Financial costs | | 6,480,701 | 4,664,484 |
| Financial income | | (1,134,458) | (678,654) |
| Depreciation | 2 | 20,559,433 | 22,299,074 |
| Operating cash flows before movements of working capital | | 55,710,380 | 53,140,661 |
| Work capital movements: | | | |
| Reduction (increase) in: | | | |
| Bills and accounts receivable | | (10,738,025) | (12,204,966) |
| Advances to suppliers | | 1,858,881 | 1,873,901 |
| Inventories | | (8,953,609) | (24,740,047) |
| Expenses paid in advance | | 135,655 | (413,589) |
| Increase (reduction) in: | | | |
| Accounts payable | | 33,572,727 | 26,397,944 |
| Provision for seniority payment, net payment | | 2,620,701 | 2,259,764 |
| Cash provided for operating activities | | 74,206,710 | 46,313,668 |
| Paid interests | | (6,461,425) | (3,246,770) |
| Collected taxes | | 1,134,458 | 678,654 |
| Paid taxes | | (6,639,976) | (22,756,937) |
| Net cash provided for operating activities | | 62,239,767 | 20,988,615 |
| INVESTMENT ACTIVITIES: | | | |
| Increase in investments available for sale | | 8,606,494 | (7,917,006) |
| Sale of property, plant and equipment | 2 | 1,775,485 | - |
| Acquisition of property, plant and equipment | 2 | (2,865,327) | (9,454,319) |

| | | | |
|---|---|---|---|
| Net cash provided for (used in) investment activities | | 7,516,652 | (17,371,325) |
| FINANCING ACTIVITIES: | | | |
| (Reduction) Increase in short-term loans, net | 10 | (8,869,379) | 32,143,003 |
| Amount of commercial papers issuing | 10 | 29,883,600 | 8,808,700 |
| Amortization of commercial papers | 10 | (21,433,722) | (8,752,379) |
| Reduction in documents payable | 10 | - | (2,486,040) |
| Cash dividends | 8 | (61,558,808) | (41,292,407) |
| Net cash used in financial activities | | (61,978,309) | (11,579,123) |
| NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS | | 7,778,110 | (7,961,833) |
| DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS | 7 | - | 1,574,261 |
| CASH AND CASH EQUIVALENT AT THE BEGINNING | 7 | 16,111,833 | 22,499,405 |
| CASH AND CASH EQUIVALENT AT THE END OF THE YEAR | | 23,889,943 | 16,111,833 |

See notes to the consolidated financial statements ---------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005**

**(Stated in thosand bolivars)**

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

***Adoption of the International Accounting Standards (IAS)*** – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare

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and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, about those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS.

Certain new principles, revisions and interpretations of existing principles have been published and have compulsory application for the Company accounting periods that start on January 1, 2007 or after such date. Preliminary evaluation of the impact of these new principles and interpretations are described below:

- IAS 7 – "Financial instruments – disclosures and supplementary revision to IAS 1, presentation of financial reports – capital disclosures (effective from January 1, 2007). IAS 7 incorporates new disclosures to enhance information about financial instruments. It requires quantitative and qualitative information about risk exposure from financial instruments, including minimum specific disclosures about credit risks, liquidity and market as well as an analysis of market risk sensitivity. It replaces the IAS 30 and this amendment to the IAS 1 incorporates

disclosures about capital level of an entity and how to manage it. Company management is analyzing the impact of IFRS 7 on Company operations and will apply the IFRS 7 and the review of the IAS 1 from yearly periods beginning January 1, 2007.

- IAS 8 – "Segment of Operations" (effective from January 1, 2009). The Company is in the process of evaluating the possibility of possible impacts in the presentation of information by segments.
- IAS 1 – "Presentation of financial statements" revised (effective from January 1, 2007). Revision demands disclosure of objectives, policies and processes related to the management of capital, compliance with legal requirements of capital and consequences of noncompliance. The management is in the process of analyzing to determine the necessary disclosures.
- "CINIIIF 11 (for its abbreviation in Spanish)" "IFRS 2 – Group and transaction of treasury shares" (effective from March 1, 2007). This principle is not relevant for Company operations as it does not keep operations related to transactions of shares in treasury.
- CINIIIF 12 "Service agreements of transfer" (effective from January 1, 2008). This principle is not relevant for Company operations, as it does not have service contracts for transfering.

***Approval of consolidated financial statements*** – Consolidated financial statements corresponding to the year ended at December 31, 2005 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on April 21, 2006. Consolidated financial statements corresponding to the year ended at December 31, 2006 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

***Significant accounting policies*** – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** - Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2006 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

| Entity | % of Voting Rights | Reason why it is considered Associated |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | The Company does not have a |

| | | |
|---|---|---|
| | | significant influence on operations of the associated company. |
| Entity | % of Voting Rights | Reason why it is considered Associated |
| Corporación Forestal Orinoco, C.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Fibras Secundarias, S.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Central Cariaco | 25.62 | The Company does not have a significant influence on operations of the associated company. |

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

***Participation in joint business*** – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 7-20 |
| Automotive vehicles | 3-6 |
| Furniture, fittings and others | 3-5 |

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset, and same is acknowledged in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

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*i.* ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses for acknowledged obsolescence, determined by the Company based on a technical evaluation.

*j.* ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.

- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate

coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

*k.* **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

*l.* ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

*m.* ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

*n.* ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

*o.* ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary

per year of service (or year fraction higher than 6 months), accumulative, up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2006 and 2005, the yearly average interest rate was 12.39% and 13.62%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

***p. Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such

obligations stop being so. At December 31, 2006 and 2005 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2006 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

*u.* ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

*v.* ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

***w.*** **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic

and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

*x.* **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

***y. Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

## 2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2006 and 2005 the movement of property, plant and equipment comprises (in thousand bolivars):

| | Land and Buildings | Machinery and Equipment | Furniture, Automotive Vehicles and Equipment | In-process Constructions | Total |
|---|---|---|---|---|---|
| COST: | | | | | |
| At December 31, 2004 | 90,355,938 | 360,915,289 | 7,658,637 | 10,349,914 | 469,279,778 |

INTERPRETE PUBLICO

| | | | | | |
|---|---|---|---|---|---|
| Additions | 41,330 | 2,943,164 | 1,676,524 | 4,793,301 | 9,454,319 |
| Transfers | - | 13,749,783 | - | (13,749,783) | - |
| Effects for translation of foreign affiliate | 156,895 | 599,444 | 13,934 | 489,070 | 1,259,343 |
| At December 31, 2005 | 90,554,163 | 378,207,680 | 9,349,095 | 1,882,502 | 479,993,440 |
| Additions | 185,326 | 4,208 | - | 2,675,793 | 2,865,327 |
| Withdrawals | (1,598,000) | (89,158) | (10,804) | - | (1,697,962) |
| Transfers | 142,418 | 2,144,397 | - | (2,285,815) | - |
| At December 31, 2006 | 89,282,907 | 380,267,127 | 9,338,291 | 2,272,480 | 481,160,805 |
| ACCUMULATED DEPRECIATION: | | | | | |
| At December 31, 2004 | (4,079,485) | (19,295,213) | (1,028,719) | - | (24,403,417) |
| Additions | (3,853,511) | (17,436,828) | (1,008,735) | - | (22,299,074) |
| Effect for translation of foreign affiliate | (33,460) | (355,192) | (1,895) | - | (390,547) |
| At December 31, 2005 | (7,966,456) | (37,087,233) | (2,039,349) | - | (47,093,038) |
| Additions | (3,176,955) | (16,210,783) | (1,171,695) | - | (20,559,433) |
| Withdrawals | - | 6,362 | - | - | 6,362 |
| At December 31, 2006 | (11,143,411) | (53,291,654) | (3,211,044) | - | (67,646,109) |
| Total at December 31, 2006 | 78,139,496 | 326,975,473 | 6,127,247 | 2,272,480 | 413,514,696 |
| Total at December 31, 2005 | 82,587,707 | 341,120,447 | 7,309,746 | 1,882,502 | 432,900,402 |

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2006 and 2005 amount to Bs.6,169 million and Bs.9,005 million, respectively.

At December 31, 2006 and 2005 the Company holds assets amounting to Bs.21,761 million and Bs.9,928 million, respectively (See Note 16).

At December 31, 2006 and 2005 the Company holds assets amounting to Bs.8,053 million and Bs.9,076 million, respectively, corresponding to property, plant and equipment owned by a foreign-based affiliate.

During the year 2006, the Company evaluated the estimated useful life of some assets generating a positive benefit of Bs.2,331 million and it is estimated that it will generate a positive effect of Bs.4,651 in the following years.

At December 31, 2006 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,865 million.

## 3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Participation in associated companies | - | - |
| Participation in joint businesses | 3,966,954 | 1,040,295 |
| | 3,966,954 | 1,040,295 |

***Participation in associated companies***

At December 31, participation in associated companies comprises the following (in thousand bolivars):

| | % | 2006 | 2005 |
|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | 2,577,243 | 2,577,243 |
| Corporación Forestal Orinoco, C.A. | 33 | 769,112 | 769,112 |
| Central Cariaco | 25.62 | 88,371 | 88,371 |

INTERPRETE PUBLICO 26

| | | | |
|---|---|---|---|
| Fibras Secundarias, S.A. | 33 | 80,619 | 80,619 |
| | | 3,515,345 | 3,515,345 |
| Less – Losses from deterioration | | (3,515,343) | (3,515,343) |
| | | - | - |

At date of this report, the Company does not have updated financial information of these companies.

***Participation in joint businesses***

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

| | % | 2006 | 2005 |
|---|---|---|---|
| Simco Recycling Inc. | 50 | - | (2,432,726) |
| Manpa Centroamérica, C.A. | 50 | 3,966,954 | 3,473,021 |
| | | 3,966,954 | 1,040,295 |

At December 31, 2006 and 2005 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(503.1) million and Bs.(919.6) million, respectively.

During the year ended at December 31, 2006 the Company analyzed participation in the joint business corresponding to Simco Recycling Inc. As a result, the Company considered reducing such participation until the amount in which accumulated losses reach its investment in such business. Consequently, the book value of the participation in this company was reduced to zero (0) and the accounts receivable from related companies include a provision amounting to Bs.1,666 million (See Note 17).

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Current assets | 16,676 | 12,414 |
| Total assets | 21,049 | 17,533 |
| | | |
| Current liability | 19,251 | 14,568 |

| | | |
|---|---|---|
| Shareholders´ equity | 953 | 2,096 |
| Total liabilities and shareholders´ equity | 21,049 | 17,533 |
| | | |
| Net sales | 25,538 | 29,986 |
| Loss from operations | (1,255) | (1,413) |
| Net loss | (856) | (2,141) |

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

**4. INVENTORIES**

At December 31, inventories comprised the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Finished products | 14,244,262 | 20,656,984 |
| In-process products | 1,197,206 | 366,120 |
| Raw materials | 16,186,040 | 18,567,845 |
| Spare parts | 13,740,165 | 6,998,642 |
| In-transit inventory | 23,268,062 | 12,584,822 |
| | 68,635,735 | 59,174,413 |
| Less – provision for obsolescence | (2,170,996) | (1,663,283) |
| | 66,464,739 | 57,511,130 |

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2007 amounted to Bs.13,466 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

| | 2006 | 2005 |
|---|---|---|
| Initial balance | (1,663,283) | (2,055,479) |
| Provision | (507,713) | - |
| Reverse | - | 392,196 |

| | 2006 | 2005 |
|---|---|---|
| Final balance | (2,170,996) | (1,663,283 |

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

**5. BILLS AND ACCOUNTS RECEIVABLE**

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Commercial | 65,056,503 | 56,958,238 |
| Related companies (Note 17) | 10,058,465 | 12,413,496 |
| Employees | 808,691 | 429,642 |
| Sundry debtors | 832,464 | 872,084 |
| Income tax paid in advance | 928,779 | 2,400,339 |
| VAT – paid in excess (Note 11) | 23,544,428 | 14,904,864 |
| Tax credit VAT – Net for compensating (Note 11) | 1,601,280 | 1,492,571 |
| Guaranteed deposits | 2,593,169 | 7,523,954 |
| | 105,423,779 | 96,995,188 |
| Less – provision for doubtful accounts | (1,014,483) | (1,657,917) |
| | 104,409,296 | 95,337,271 |

The average credit period given to national clients ranges from 30 to 60 days, and for export clients from 7 to 60 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Initial balance | (1,657,917) | (1,949,040) |
| Provision | (99,000) | (772,485) |
| Sanctions | 364,008 | 1,063,608 |
| Final balance | 378,426 | - |

| | | |
|---|---|---|
| | (1,014,483) | (1,657,917) |

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value. The reverse of the provision is grounded on new estimations concerning procured doubtful accounts.

Sales commitments for the year 2007 amount to Bs.6,574 million.

## 6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Investment and shares available for sale | 219,543 | 902,184 |
| Bonds available for sale | - | 7,914,592 |
| | 219,543 | 8,816,776 |

***Investments and shares available for sale***

At December 31, investments and shares available for sale include the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Investment portfolio | 83 | 759,578 |
| Shares in: | | |
| Central Portuguesa, S.A. | 354,516 | 354,516 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 219,460 | 142,606 |
| Corporación Forestal Venezuela, C.A. | 47,817 | 47,817 |
| | 621,876 | 1,304,517 |
| Less – loss from deterioration | (402,333) | (402,333) |
| | 219,543 | 902,184 |

At December 31, 2006 and 2005 the Company keeps Bs.601 million of losses and Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

***Bonds available for sale***

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

| | Acquisition Cost | Non-Realized Result | Reasonable Value |
|---|---|---|---|
| Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75% | 4,495,650 | (476,539) | 4,019,111 |
| Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00% | 4,495,650 | (600,169) | 3,895,481 |
| | 8,991,300 | (1,076,708) | 7,914,592 |

At December 31, 2006 operations with bonds available for sale generate losses amounting to Bs.762 million and are presented in the Company results at that date.

At December 31, 2005 the Company held Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

At December 31, 2005 bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

***Non-realized result in investments***

| | 2006 | 2005 |
|---|---|---|
| Investment and shares available for sale | (601,095) | 77,520 |
| Bonds available for sale | - | (1,076,708) |
| | (601,095) | (999,188) |

## 7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Cash and cash in banks | 4,842,404 | 2,808,221 |
| Bank placements | 19,047,539 | 13,303,612 |
| | 23,889,943 | 16,111,833 |

## 8. SHAREHOLDERS' EQUITY

***Capital stock***

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

INTERPRETE PUBLICO

***Legal Reserve***

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2006 and 2005 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

***Accumulated result for translation of affiliate and joint businesses abroad***

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Affiliates: | | |
| Vencaribbean Paper Products, Ltd. | (347,673) | (347,673) |
| Joint businesses: | | |
| Manpa Centroamérica, C.A. | 829,702 | 829,702 |
| Simco Recycling Inc. | (275,721) | (275,721) |
| | 206,308 | 206,308 |

***Cash dividends***

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,088. Likewise, on August 11, 2006 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.17.00 per share, for a total of Bs.38,998,160,208.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

***Retained earnings***

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result

from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2006 and 2005 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.3,727 million and Bs.8,605 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.26,556 million and Bs.194,593 million, respectively, at December 31, 2006; and Bs.35,928 million and Bs.235,774 million, respectively, at December 31, 2005 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2006 and 2005 the net income includes Bs.8,704 million and Bs.7,683 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

***American Depositary Receipt (ADR)***

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2006 and 2005 outstanding ADRs is 41,159,966 and 31,959,483, respectively.

**9. CONTROL ON FOREIGN INVESTMENTS (SIEX)**

The Company is 73.82% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

## 10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, the issue of commercial papers in view of the currency in which they are issued and their interest rate is as follows (in thousand bolivars):

| | 2006 | 2005 | Outstanding amount of issue | Yearly Interest Rate (%) |
|---|---|---|---|---|
| Bolivars: | | | | |
| Fixed interest | 11,396,409 | 2,946,531 | 11,883,600 | 6.68% |

For the years ended at December 31, the movement of issue obligations and of commercial papers includes (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Initial balance | 2,946,531 | 2,890,210 |
| Issues | 29,883,600 | 8,808,700 |
| Repayments | (21,000,000) | (8,746,600) |
| Net interests | (433,722) | (5,779) |
| Final balance | 11,396,409 | 2,946,531 |

Outstanding commercial papers issued are comprised by four series that have May 7, July 13, August 3 and November 1, 2007 as maturity dates.

During the years ended at December 31, 2006 and 2005 issue of commercial papers generated discounts when placed amounting to Bs.1,056 million and Bs.332 million, respectively.

***Short-term loans***

At December 31, short-term loans are represented (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable. | 38,169,882 | 47,019,985 |

At December 31, 2006 the Company holds lines of credit with different financial institutions for Bs.151,800 million and has available amounting to Bs.61,815 million, net

of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 9.5% and 15% for the year 2006 and 10.5% and 15% for the year 2005.

## 11. TAX PROVISION

### *Consolidated tax group*

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

### *Fiscal years subject to tax inspection*

At December 31, 2006 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2006 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,240 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

### *Balances kept with the Tax Administration*

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Accounts receivable: | | |
| Income tax paid in excess | 928,779 | 2,400,339 |
| VAT – paid in excess | 23,544,428 | 14,904,864 |
| Tax credit VAT – net to compensate | 1,601,280 | 1,492,571 |

| | | |
|---|---|---|
| | 26,074,487 | 18,797,774 |
| Accounts payable: | | |
| Income tax payable | 2,409,289 | 293,748 |
| Withheld third-party VAT payable | 1,018,384 | 918,252 |
| | 3,427,673 | 1,212,000 |

During November 2005, the Company run the corresponding errands at the Tax Administration Service (SENIAT for its abbreviation in Spanish) to request approval of reimbursement of Bs.10,808 million corresponding to withholdings of VAT supported and not deducted in tax returns, having the approval of Bs.429 million of the affiliate Transporte Alpes, C.A. and further transfer to the tax credit account of Manufacturas de Papel, C.A. (MANPA), which will be compensated against the corresponding Income Tax of the period ended t December 31, 2006.

***Income tax***

Income tax at December 31 is summarized as follows (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Tax on taxable income net | 8,265,695 | 8,821,272 |
| Less: | | |
| *Rebate for investments in property, plant and equipment and other credits* | (342,329) | (1,341,708) |
| | 7,923,366 | 7,478,564 |
| Income tax from previous year | 832,151 | 829,338 |
| Total current income tax | 8,755,517 | 8,307,902 |
| Deferred income tax | (8,279,463) | (12,684,919) |
| | 476,054 | (4,377,017) |

For the years ended at December 31, 2006 and 2005 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Bs. | % | Bs. | % |
| Tax and tax rate applicable to income as per books | 10,420,865 | 34.00 | 10,682,124 | 34.00 |
| Effect on accounting profit for applying the International Financial reporting Standards | 3,495,387 | 11.40 | 6,256,682 | 19.90 |
| Reserve for valuation of lending deferred tax | 3,098,829 | 10.11 | - | - |
| Tax adjustment for inflation | (18,604,860) | (60.70) | (22,777,675) | (72.52) |
| Other non-deductible expenses | 3,595,161 | 11.73 | 4,772,593 | 15.19 |
| Other non-taxable income | (1,186,999) | (3.87) | (1,969,033) | (6.27) |
| Effects of rebate for investment in property, plant and equipment | (342,329) | (1.12) | (1,341,708) | (4.27) |
| Tax expenses and tax rate applicable to income as per the books | 476,054 | 1.55 | (4,377,017) | (13.97) |

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to

determine the net taxable income of the year ended at December 31, 2005. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2006 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2006 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2006 the Company and its affiliates do not hold operating tax losses to be carryforawrd. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2006 and 2005 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.8,736 million and Bs.9,476 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| **Liabilities for differed income tax** | | |
| Differences based on property, plant and equipment | 67,819,342 | 74,491,457 |
| Income from leasing based on cash | 702,833 | 1,189,084 |
| | 68,522,175 | 75,680,541 |
| **Assets for differed income tax** | | |

| | | |
|---|---|---|
| Base differences on inventories | 19,164,597 | 16,377,772 |
| Provisions and allowances | 882,222 | 310,820 |
| Base differences on investments | 4,107,506 | 2,525,891 |
| Tax losses carryforwards | 1,192,104 | 1,836,373 |
| Tax credits carryforwards | 4,430 | 80,077 |
| | 25,350,859 | 21,130,933 |
| | 3,098,829 | - |
| | 22,252,030 | 21,130,933 |
| Net of differed tax | 46,270,145 | 54,549,608 |

## 12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Commercial | 88,106,488 | 53,780,859 |
| Related parts (Note 17) | 7,470,640 | 8,585,122 |
| Others | 3,730,177 | 2,229,675 |
| Withheld VAT from third-parties payable (Note 11) | 1,018,384 | 918,252 |
| Accumulated expenses payable | 6,106,817 | 7,284,469 |
| | 106,432,506 | 72,798,377 |

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 1200 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2006 and 2005 the Company has registered in results for the use of such licenses Bs.2,477 million and Bs.1,505 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.

- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2006 73% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

**13. INCOME**

At December 31, income includes the following (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Sales of goods | 430,244,838 | 373,406,646 |
| Income from leasing | 2,303,109 | 845,910 |
| Income from services | 1,105,983 | 807,724 |
| | 433,653,930 | 375,060,280 |

**14. RESULTS FROM THE FISCAL YEAR**

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Depreciation and amortization | 20,559,433 | 22,299,074 |
| Cost of inventory acknowledged in results | 256,034,115 | 169,488,295 |
| Employee benefits | 63,754,311 | 42,954,679 |

**15. INFORMATION BY BUSINESS SEGMENT**

***Segmentation criteria***

Information by segments is structured based on the different Company business lines.

***Main business segments***

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2006, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2006 and 2005, the Company centered its activity in the following big business lines:

***Printing, writing and packing paper*** -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

***Tissue paper*** – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

***Services and rentals*** – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

***Corporate*** – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

***Geographic segment***

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

***Bases and methodology of information by business segment***

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2006 and 2005 (in thousand bolivars):

**2006**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 211,418,577 | 196,832,169 | 3,147,919 | - | 411,398,665 |
| Export sales | 9,061,070 | 13,194,195 | - | - | 22,255,265 |
| Sales among segments – local | - | - | 10,796,623 | (10,796,623) | - |
| Sales among segments – export | 8,691,194 | 3,437,429 | - | (12,128,623) | - |
| Total income | 229,170,841 | 213,463,793 | 13,944,542 | (22,925,246) | 433,653,930 |
| Costs and expenses | 216,725,041 | 189,510,810 | 13,204,139 | (22,429,497) | 396,731,252 |
| Operating results | 12,725,041 | 23,952,983 | 740,403 | (495,749) | 36,922,678 |
| Participation in results from joint-business companies | - | - | - | - | 503,194 |
| Financial income | - | - | - | - | 1,134,458 |
| Financial expenses and others | - | - | - | - | (7,861,316) |
| Results before taxes | - | - | - | - | 30,699,014 |
| Results after taxes | - | - | - | - | 30,222,960 |
| Depreciation | 10,093,840 | 8,704,922 | 1,760,671 | - | 20,559,433 |
| Capital investments | 908,412 | 1,965,915 | - | - | 2,865,327 |

| | | | | | |
|---|---|---|---|---|---|
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 263,619,916 | 297,682,031 | 52,078,290 | (46,764,370) | 566,615,867 |
| Assets per corporate segments | | | | | 33,090,250 |
| Participation in associated companies | 3,966,954 | - | - | - | 3,966,954 |
| Undistributed corporate assets | - | - | - | - | 11,429,561 |
| Total consolidated assets | | | | | 615,102,632 |
| Liabilities | | | | | |
| Liabilities by segments | 76,544,982 | 42,440,980 | 14,270,301 | (47,734,370) | 85,521,893 |
| Liabilities by corporate segments | - | - | - | - | 89,642,829 |
| Undistributed corporate liabilities | - | - | - | - | 53,277,071 |
| Total consolidated liabilities | | | | | 228,441,793 |

**2005**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 192,580,704 | 156,416,297 | 1,653,634 | - | 350,650,635 |
| Export sales | 14,247,896 | 10,161,749 | - | - | 24,409,645 |
| Sales among segments – local | - | - | 8,226,918 | (8,226,918) | - |
| Sales among segments – export | 40,707 | 5,327,337 | - | (5,368,044) | - |
| Total income | 206,869,307 | 171,905,383 | 9,880,552 | (13,594,962) | 375,060,280 |
| Costs and expenses | 173,194,361 | 163,666,603 | 10,424,202 | (12,916,127) | 334,369,039 |
| Operating results | 33,674,946 | 8,238,780 | (543,650) | (678,835) | 40,691,241 |
| Participation in results from joint-business | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| companies | - | - | - | | (919,621) |
| Financial income | - | - | - | - | 678,654 |
| Financial expenses and others | - | - | - | - | (8,989,028) |
| Results before taxes | - | - | - | - | 31,461,246 |
| Results after taxes | - | - | - | - | 35,838,263 |
| Depreciation | 9,253,411 | 9,075,817 | 3,969,846 | - | 22,299,074 |
| Capital investments | 3,482,764 | 5,970,150 | 1,405 | - | 9,454,319 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 260,684,025 | 250,978,288 | 42,728,449 | (10,068,085) | 544,322,677 |
| Assets per corporate segments | - | - | - | - | 7,657,232 |
| Participation in associated companies | 1,040,295 | - | - | - | 1,040,295 |
| Undistributed corporate assets | - | - | - | - | 63,329,500 |
| Total consolidated assets | | | | | 616,349,704 |
| Liabilities | | | | | |
| Liabilities by segments | 37,679,175 | 34,496,330 | 6,350,101 | (20,623,668) | 57,901,938 |
| Liabilities by corporate segments | - | - | - | - | 187,356 |
| Undistributed corporate liabilities | - | - | - | - | 135,694,351 |
| Total consolidated liabilities | | | | | 193,783,645 |

## 16. OPERATING LEASING

***The Company as lessor***

At December 31, 2006 and 2005 income form leasing property amounted to Bs.2,303 million and to Bs.846 million, respectively

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer

Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2006 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

| | **2006** | **2005** |
|---|---|---|
| Less than a year | 3,382,952 | 2,139,036 |
| Up to two years | 3,723,952 | 2,167,037 |
| | 7,106,904 | 4,306,074 |

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

***The Company as lessee***

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

**17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES**

During the years 2006 and 2005 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

| | 2006 | 2005 |
|---|---|---|
| Inventory sales | 8,664,749 | 9,332,460 |
| Inventory purchases | 12,286,294 | 9,172,106 |
| Purchases of electricity | 17,434,815 | 17,426,164 |
| Administrative services | 41,925 | 25,340 |

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

| | 2006 | 2005 |
|---|---|---|
| Accounts receivable: | | |
| MANPA Centroamérica, C.A. (joint business) | 6,405,353 | 7,011,952 |
| Simco Recycling, Inc. (joint business) | 4,858,012 | 4,816,468 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 251,642 | 203,848 |

| | | |
|---|---|---|
| Agroindustrial Mandioca, C.A. (associated company) | 144,983 | 342,150 |
| Turboven Maracay Company Inc. Sucursal* | 33,576 | 31,117 |
| Turbogeneradores Maracay, C.A.* | 30,899 | 6,921 |
| Agropecuaria Mandioca, C.A. (associated company) | - | 1,040 |
| | 11,724,465 | 12,413,496 |
| Less – provisions for doubtful accounts | 1,666,000 | - |
| | 10,058,465 | 12,413,496 |
| Accounts payable: | | |
| Turbogeneradores Maracay, C.A.* | 4,155,424 | 3,411,542 |
| Simco Recycling, Inc. (joint business) | 3,192,306 | 4,290,388 |
| Turboven Maracay Company Inc.* | 101,746 | 100,160 |
| Turboven Cagua Company Inc.* | 19,782 | 19,782 |
| Agroindustrial Mandioca, C.A. (associated company) | 1,382 | - |
| MANPA Centroamérica, C.A. (joint business) | - | 763,250 |
| | 7,470,640 | 8,585,122 |

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

During the year 2006, the Company decided to create a provision amounting to Bs.1,666 million, corresponding to accounts receivable of Simco Recycling, Inc. (See Note 3). At December 31, 2005 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2006 and 2005 the Company has not given warrantees to financial entities on account of related companies.

## 18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

***Board of Directors***

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2006 to the Board of Directors for this concept amounted to Bs.360.8 million (Bs.469.7 million in the year 2005).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2006 and 2005 amounted to Bs.33,600 and Bs.29,400 in 2006 and Bs.29,400 and Bs.24,700 in 2005, respectively. The income paid for the concept at December 31, 2006 amounted to Bs.1,128.9 million (Bs.1,058.4 million in the year 2005).

***Salary and wages***

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2006 for the 48 persons of the Company with executive responsibilities (administrators) amounted to some Bs.7,620.2 million (some Bs.5,349.7 million in 2005 for 41 persons).

***Compromises for insurances and other concepts***

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2006 amounted to Bs.51.8 million, approximately (Bs.42.3 million in the year 2005).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

| | 2006 | 2005 |
|---|---|---|
| Short-term remuneration to administrators | 6,434,048 | 4,814,730 |
| After-employment severance benefits | 1,186,216 | 534,970 |
| Remuneration to the Board of Directors | 1,489,843 | 1,528,183 |

**19. RISK MANAGEMENT**

***Risks of interest, type of exchange and prices***

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2006 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

***Credit risks***

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2006 and 2005 the Company does not have significant risk concentrations different from those stated above.

## 21. COMMITMENTS AND CONTINGENCIES

***Bonds and guarantees granted***

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed

in the Caracas Stock Exchange. During the year 2006, the bond and mortgage guarantee were fully released.

***System of Temporary Admission for Improving Assets***

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2006 bonds pending release in favor of the Treasury amounted to Bs.67 million.

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

***Temporary Admission System***

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise to the National Territory, with suspension of payment of import taxes and other applicable charges or additional taxes with a specific aim, under condition to be reissued after its use, and without any amendment. At December 31, 2006 outstanding bonds for release in favor of the Treasury amounted to Bs.184 million.

As provided for in the provisions include din the Organic Customs Law and its regulations as well as in the Regulations about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise.

***Open Letters of Credits***

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2006 the open letters of credits for these concepts amount to US$24.10 million (Bs.51,815 million).

***Contingencies***

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,590 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2006 and 2005 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

Caracas, March 10, 2007.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated March 17, 2005 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2006 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2006.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 23, 2007 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2006 and the results from its operations for the term ended on that date, pursuant to the International Standards for Financial Information (ISFI) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 ---------------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEET CONDENSED

AT DECEMBER 31, 2006

(Stated in thousand bolivars)

| | 2006 |
|---|---|
| ASSETS | |
| NON CURRENT ASSETS: | |
| Property, plant and equipment – Net | 413,514,696 |

| | |
|---|---|
| Stockholdings in associations and joint business | 3,966,954 |
| Total non-current assets | 417,481,650 |
| CURRENT ASSETS: | |
| Expenses paid in advance | 976,279 |
| Inventories | 66,464,739 |
| Advances to suppliers | 1,661,182 |
| Bills and accounts receivable - net | 104,409,296 |
| Investments available for sale | 219,543 |
| Cash and cash equivalent | 23,889,943 |
| Total current assets | 197,620,982 |
| TOTAL | 615,102,632 |
| SHAREHOLDER'S EQUITY AND LIABILITIES | |
| SHAREHOLDER'S EQUITY: | |
| Capital stock | 69,632,690 |
| Accumulated result from translation of affiliate and joint business abroad | 206,308 |
| Retained earnings: | |
| Legal reserve | 6,963,269 |
| Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries | 119,593,551 |
| Undistributed | 190,866,116 |
| Non realization of results in investments | (601,095) |
| Total shareholders' equity | 386,660,839 |
| NON CURRENT LIABILITIES: | |
| Provision for severance benefits, net of long-term advances | 4,826,028 |
| Deferred tax income | 46,270,145 |
| Total non current liabilities | 51,096,173 |
| CURRENT LIABILITIES: | |

| | |
|---|---|
| Provision for severance benefits, net of short-term advances | 5,236,560 |
| Commercial papers | 11,396,409 |
| Short-term loans | 38,169,882 |
| Dividends payable | 13,700,974 |
| Income tax payable | 2,409,289 |
| Accounts payable | 106,432,506 |
| Total current liabilities | 177,345,620 |
| Total liabilities | 228,441,793 |
| TOTAL | 615,102,632 |

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ——————————————————

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31$^{ST}$, 2006

(Stated in thousand bolivars, except the net income per share)

| | 2006 |
|---|---|
| Income from sales | 433,653,930 |
| Sale costs | 339,785,638 |
| Gross income | 93,868,292 |
| Cost and expenses: | |
| Sales expenses | 35,121,317 |
| Overheads and administrative expenses | 21,908,182 |
| Income from selling assets | (83,885) |
| | 56,945,614 |

| | |
|---|---|
| Operating income | 36,922,678 |
| Participation in results from joint business | 503,194 |
| Financial costs | (6,480,701) |
| Financial income | 1,134,458 |
| Exchange differences – net | (61,402) |
| Loss in sale of investments available for sale | (762,975) |
| Other income (expenditure): | |
| ADR Commissions | (514,814) |
| Tax debit bank | (392,141) |
| Others – net | 350,717 |
| | (6,223,664) |
| Income before taxes | 30,699,014 |
| Income tax | (476,054) |
| Net income | 30,222,960 |
| Net income per share: | |
| Basic | 13.17 |
| Diluted | 13.17 |

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ------------------------------------------------------------------------

[Logotype of MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.]

GENERAL SHAREHOLDERS' MEETING

APRIL 27, 2007

PROPOSAL

<u>THIRD ITEM OF THE NOTICE</u>: - The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.),

setting as Authorized Capital double the capital subscribed and paid in, that is Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.00).

FOURTH ITEM OF THE NOTICE: - It is herein proposed to the Shareholders´ Meeting a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, it is herein proposed to the Shareholders´ Meeting to delegate, for a term not lesser than two (2) years, to the company Board of Directors the broadest powers to negotiate, fix and set all conditions and terms of issue, among others: amount of issue within the limit established in this Meeting, term, guarantees, if applies, and, in general, to set all the characteristics or conditions of issue pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and to the applicable provisions of the Code of Commerce. Likewise, it is proposed to authorize the Board of Directors to delegate such powers to the people it deems convenient. Likewise, it is proposed to the Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative of Bondholders and that its remuneration be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

FIFTH ITEM OF THE NOTICE: - It is herein proposed to the Shareholders´ Meeting to authorize issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in one or more series. Likewise, it is herein proposed to the Shareholders´ Meeting to delegate to the company Board of Directors the broadest powers to negotiate, fix and set all conditions and terms of each series part of the issue, the number, identification and amount of each series, the par value of bonds, their maturity date, place and term of payment, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, guarantee if necessary and, in general, all the aspects related to issue as well as to authorize the Board of Directors to carry out all the acts, management and formalities necessary to carry out issue. Likewise, it is herein proposed to the Shareholders´ Meeting authorize the Board of Directors to delegate the aforementioned powers to the people it deems

INTERPRETE PUBLICO

convenient, to appoint the people to submit the authorization request with the National Securities and Exchange Commission as well as those who will sign the bonds of Commercial Papers. Likewise, it is proposed to the Shareholders´ Meeting that remuneration of Common Representative of Commercial papers be set to a maximum of twenty-five million bolivars (Bs.25,000,000.00) per year.

SIXTH ITEM OF THE NOTICE: -Agreeing the decree of dividends to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment should be made during this present year, in one sole portion.

Likewise, it is hereby requested to delegate the fixing of registration and payment dates of the agreed dividend to the Board of Directors.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO t. (SIGNED) Illegible.

Chairman. ------------------------------------------------------------------------------------------------

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

**1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors.

**2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.

**3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

**4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

**5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

**6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Caracas, April 22, 2007.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman --------------------------------------------------------------------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

GENERAL SHAREHOLDERS' MEETING

APRIL 27, 2007

STATUTORY AUDITORS

FIRST SHORT-TERM LIST

| | |
|---|---|
| JACOBO COHEN | CA 12915 |
| JACQUELINE SUBERO | CA 11437 |
| ENRIQUE MERLO | CPC 722 DF |

SECOND SHORT-TERM LIST

| | |
|---|---|
| ISABEL QUINTERO | CA 15197 |
| CLAUDIA VALENCIA | CA 35909 |
| JUAN FELIPE MALINICH | CPC 6314 DF |

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

RIF: J-00023530-9

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors and the short-lists of Statutory Auditors are available at its office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from this publication date; thus, complying with the provisions set forth in Article 113 and 126 of the Capital Market Law.

Caracas, April the 1st, 2007.

THE BOARD OF DIRECTORS.---------------------------------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, do HEREBY CERTIFY THAT: "The Minute partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal and that reads as follows:

"**Record No.957**: As of today, the Thirtieth (30th) day of March of Two Thousand Seven, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CELESTINO MARTÍNEZ PÉREZ, First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino and Fernando Paparoni, Acting Director when Alicia Mariela Paparoni is absent. Likewise, there were present Alejandro Delfino T., Executive President, and Jose Gaetano Paparoni M., Advisor.

6.- The Board of Directors approved the text regarding the proportion of ordinary dividend to be submitted to the consideration of the General Shareholders´ Meeting to be held on April 27, 2007 which reads as follows: "Agreeing the decree of dividends to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment should be made during this present year, in one sole portion. Likewise, it is herein requested to delegate fixing the registry and payment dates of the dividend agreed to the Board of Directors."

This certification is issued in Caracas, on the Thirtieth (30th) day of March of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T(signed) Illegible.

Chairman of the Board of Directors. --------------------------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, do HEREBY CERTIFY THAT: "The Minute partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal and that reads as follows:

"**Record No.957**: As of today, the Thirtieth (30th) day of March of Two Thousand Seven, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CELESTINO MARTÍNEZ PÉREZ, First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino and Fernando Paparoni, Acting Director when Alicia Mariela Paparoni is absent. Likewise, there were present Alejandro Delfino T., Executive President, and Jose Gaetano Paparoni M., Advisor.

7.- The Board of Directors agreed to call a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m in our business premises situated in Avenida Francisco de Mirnada, Torre Country Club, Piso 1, Chacaíto, in this city, with the following objectives: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration. **3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured

Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

This certification is issued in Caracas, on the Thirtieth ($30^{th}$) day of March of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T(signed) Illegible.

Chairman of the Board of Directors. -------------------------------------------------------

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. March 30 P.M. 2:13. FILE RECEIVED." -------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May $29^{th}$, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005
(Stated in thousand bolivars)

| | | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|---|
| | NOTES | Capital stock | Accrued result from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries | Undistributed | Non realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2004 | | 69,632,690 | 28,224 | 6,963,269 | 119,593,551 | 237,211,354 | 156,935 | 433,586,023 |
| Reasonable value of investments available for sale | | - | - | - | - | - | (1,156,123) | (1,156,123) |
| Result from translation | | - | 178,084 | - | - | - | - | 178,084 |
| Losses directly recognized on equity | | - | 178,084 | - | - | - | (1,156,123) | (978,039) |
| Net income for the year | | - | - | - | - | 35,838,263 | - | 35,838,263 |
| Total earnings and losses recognized for the year | | - | 178,084 | - | - | 35,838,263 | (1,156,123) | 34,860,224 |
| Decreed dividends | 8 | - | - | - | - | (45,880,188) | - | (45,880,188) |
| BALANCES AT DECEMBER 31, 2005 | | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 227,169,429 | (999,188) | 422,566,059 |
| Reasonable value of investments available for sale | | - | - | - | - | - | (364,882) | (364,882) |
| Losses directly recognized on equity | | - | - | - | - | - | (364,882) | (364,882) |
| Realization of results of investments available for sale | | - | - | - | - | - | 762,975 | 762,975 |
| Net income for the year | | - | - | - | - | 30,222,960 | - | 30,222,960 |
| Total earnings and losses recognized for the year | | - | | - | - | 30,222,960 | 398,093 | 30,261,053 |
| Decreed dividends | 8 | - | - | - | - | (66,526,273) | - | (66,526,273) |
| BALANCES AT DECEMBER 31, 2006 | | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 190,866,116 | (601,095) | 386,660,839 |

See notes to Consolidated Financial Statements

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

NACIONAL DE VALORES
2007 MAR 30 PM 2:13
ARCHIVO RECIBIDO

Caracas, 30 de marzo de 2007

Ciudadano
**Presidente de la**
**COMISION NACIONAL DE VALORES**
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 957 de esta misma fecha, decidió convocar a una Asamblea General Ordinaria de Accionistas para día 27 de abril de 2007, con el objeto de considerar, entre otros puntos, un decreto de dividendo ordinario en efectivo de Doce Bolívares (Bs.12,oo) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Ordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

- ✓ Estados Financieros del ejercicio finalizado el 31 de diciembre de 2006.
- ✓ El Informe de los Comisarios.
- ✓ Las Ternas de los Comisarios
- ✓ Las Proposiciones que presentará la Junta Directiva.
- ✓ Cuadro demostrativo de Movimiento de Utilidades Retenidas.
- ✓ Aviso a los accionistas previo a la convocatoria de la Asamblea.
- ✓ Proyecto del Acta N° 957 de fecha 30 de marzo de 2007.

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

anexo lo indicado

# Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

**Dictamen de los Contadores Públicos Independientes**

**Estados Financieros Consolidados**
Años terminados el
31 de diciembre de 2006 y 2005

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



## TABLA DE CONTENIDO

Deloitte.

COMISION NACIONAL DE VALORES

ARCHIVO RECIBIDO

**Lara Marambio & Asociados**
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

RIF: J-00327665-0

**DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES**

A la Junta Directiva de
**Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

Hemos efectuado las auditorías de los estados financieros adjuntos de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales**, los cuales comprenden los balances generales consolidados al 31 de diciembre de 2006 y 2005, los estados consolidados de resultados, de movimiento en las cuentas de patrimonio, y de flujos de efectivo por los años terminados en esas fechas, y un resumen de las políticas contables significativas, así como otras notas explicativas.

***Responsabilidad de la Gerencia sobre los estados financieros***

La gerencia es responsable por la preparación y la presentación razonable de estos estados financieros de conformidad con las Normas Internacionales de Información Financiera. Esta responsabilidad incluye: diseñar, implementar y mantener un control interno relevante para la preparación y presentación razonable de estados financieros que estén libres de errores significativos, bien sea debido a fraude o error; seleccionar y aplicar políticas contables adecuadas; y realizar estimaciones contables que sean razonables de acuerdo con las circunstancias.

***Responsabilidad del contador público***

Nuestra responsabilidad es expresar una opinión sobre dichos estados financieros consolidados con base en nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Esas normas requieren que cumplamos con requerimientos éticos y que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están libres de errores significativos.

Una auditoría consiste en desarrollar procedimientos para obtener evidencia de auditoría acerca de los montos y revelaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del contador público, incluyendo la evaluación de los riesgos de errores significativos en los estados financieros, bien sea debido a fraude o error. En cuanto a las evaluaciones de riesgo, el contador público considera el control interno de la Compañía relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados de acuerdo con las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la Compañía. Una auditoría también incluye una evaluación de lo apropiado de las políticas contables utilizadas y de la razonabilidad de las estimaciones contables hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionar una base razonable para nuestra opinión.

*Opinión*

En nuestra opinión, los estados financieros adjuntos presentan razonablemente, en todos sus aspectos substanciales, la situación financiera consolidada de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2006 y 2005, los resultados consolidados de sus operaciones y los flujos consolidados de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera.

Sin expresar una salvedad en nuestra opinión, hacemos referencia a lo indicado en la Nota 1 a los estados financieros consolidados. Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones N° 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

**LARA MARAMBIO & ASOCIADOS**

Isaac Carreño A.
Contador Público
CPC N° 26.120
CNV N° C-891

Caracas – República Bolivariana de Venezuela, 23 de febrero de 2007

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



**BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2006 Y 2005**
**(Expresados en miles de bolívares)**

| | NOTAS | 2006 | 2005 |
|---|---|---|---|
| **ACTIVO** | | | |
| ACTIVO NO CORRIENTE: | | | |
| Propiedades, planta y equipo - neto | 2 | 413.514.696 | 432.900.402 |
| Participaciones en asociadas y negocios conjuntos | 3 | 3.966.954 | 1.040.295 |
| Total activo no corriente | | 417.481.650 | 433.940.697 |
| ACTIVO CORRIENTE: | | | |
| Gastos pagados por anticipado | | 976.279 | 1.111.934 |
| Inventarios | 4 | 66.464.739 | 57.511.130 |
| Anticipos a proveedores | | 1.661.182 | 3.520.063 |
| Efectos y cuentas por cobrar - neto | 5 | 104.409.296 | 95.337.271 |
| Inversiones disponibles para la venta | 6 | 219.543 | 8.816.776 |
| Efectivo y equivalentes de efectivo | 7 | 23.889.943 | 16.111.833 |
| Total activo corriente | | 197.620.982 | 182.409.007 |
| TOTAL | | 615.102.632 | 616.349.704 |
| **PATRIMONIO Y PASIVO** | | | |
| PATRIMONIO: | 8 y 9 | | |
| Capital social | | 69.632.690 | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | | 206.308 | 206.308 |
| Utilidades retenidas: | | | |
| Reserva legal | | 6.963.269 | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | | 119.593.551 | 119.593.551 |
| No distribuidas | | 190.866.116 | 227.169.429 |
| Resultado no realizado en inversiones | 6 | (601.095) | (999.188) |
| Total patrimonio | | 386.660.839 | 422.566.059 |
| PASIVO NO CORRIENTE: | | | |
| Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo | | 4.826.028 | 3.572.106 |
| Impuesto sobre la renta diferido | 11 | 46.270.145 | 54.549.608 |
| Total pasivo no corriente | | 51.096.173 | 58.121.714 |
| PASIVO CORRIENTE: | | | |
| Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo | | 5.236.560 | 3.869.781 |
| Papeles comerciales | 10 | 11.396.409 | 2.946.531 |
| Préstamos a corto plazo | 10 | 38.169.882 | 47.019.985 |
| Dividendos por pagar | 8 | 13.700.974 | 8.733.509 |
| Impuesto sobre la renta por pagar | 11 | 2.409.289 | 293.748 |
| Cuentas por pagar | 12 | 106.432.506 | 72.798.377 |
| Total pasivo corriente | | 177.345.620 | 135.661.931 |
| Total pasivo | | 228.441.793 | 193.783.645 |
| TOTAL | | 615.102.632 | 616.349.704 |

Ver notas a los estados financieros consolidados

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

## ESTADOS CONSOLIDADOS DE RESULTADOS
## POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
**(Expresados en miles de bolívares, excepto la utilidad neta por acción la cual está expresada en bolívares)**

| | NOTAS | 2006 | 2005 |
|---|---|---|---|
| Ingresos por ventas | 13 | 433.653.930 | 375.060.280 |
| Costo de ventas | 14 | 339.785.638 | 284.444.405 |
| Utilidad bruta | | 93.868.292 | 90.615.875 |
| Costos y gastos: | | | |
| Gastos de ventas | 14 | 35.121.317 | 30.939.453 |
| Gastos generales y administrativos | 14 y 18 | 21.908.182 | 18.985.181 |
| Utilidad en venta de activos | 1 y 2 | (83.885) | - |
| | | 56.945.614 | 49.924.634 |
| Utilidad en operaciones | | 36.922.678 | 40.691.241 |
| Participación en resultados de negocios conjuntos | 3 | 503.194 | (919.621) |
| Costos financieros | | (6.480.701) | (4.664.484) |
| Ingresos financieros | | 1.134.458 | 678.654 |
| Diferencias en cambio - neto | | (61.402) | 3.565.400 |
| Pérdida en operaciones de permuta con títulos valores | | - | (3.671.665) |
| Pérdida en venta de inversiones disponibles para la venta | 6 | (762.975) | - |
| Otros ingresos (egresos): | | | |
| Comisiones ADR | | (514.814) | (505.370) |
| Impuesto al débito bancario | | (392.141) | (3.089.757) |
| Otros - neto | | 350.717 | (623.152) |
| | | (6.223.664) | (9.229.995) |
| Utilidad antes de impuestos | | 30.699.014 | 31.461.246 |
| Impuesto sobre la renta | 11 | (476.054) | 4.377.017 |
| Utilidad neta | | 30.222.960 | 35.838.263 |
| Utilidad neta por acción: | | | |
| Básica | 1 | 13,17 | 15,62 |
| Diluida | 1 | 13,17 | 15,62 |

Ver notas a los estados financieros consolidados

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005**
**(Expresados en miles de bolívares)**

| | NOTAS | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | Utilidades retenidas: No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
|---|---|---|---|---|---|---|---|---|
| SALDOS AL 31 DE DICIEMBRE DE 2004 | | 69.632.690 | 28.224 | 6.963.269 | 119.593.551 | 237.211.354 | 156.935 | 433.586.023 |
| Valor razonable de inversiones disponibles para la venta | | - | - | - | - | - | (1.156.123) | (1.156.123) |
| Resultado por traducción | | - | 178.084 | - | - | - | - | 178.084 |
| Pérdida reconocida directamente en el patrimonio | | - | 178.084 | - | - | - | (1.156.123) | (978.039) |
| Utilidad neta del año | | - | - | - | - | 35.838.263 | - | 35.838.263 |
| Total utilidades y pérdidas reconocidas en el año | | - | 178.084 | - | - | 35.838.263 | (1.156.123) | 34.860.224 |
| Dividendos decretados | 8 | - | - | - | - | (45.880.188) | - | (45.880.188) |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |
| Valor razonable de inversiones disponibles para la venta | | - | - | - | - | - | (364.882) | (364.882) |
| Pérdida reconocida directamente en el patrimonio | | - | - | - | - | - | (364.882) | (364.882) |
| Resultado realizado en inversiones disponibles para la venta | | - | - | - | - | - | 762.975 | 762.975 |
| Utilidad neta del año | | - | - | - | - | 30.222.960 | - | 30.222.960 |
| Total utilidades y pérdidas reconocidas en el año | | - | - | - | - | 30.222.960 | 398.093 | 30.621.053 |
| Dividendos decretados | 8 | - | - | - | - | (66.526.273) | - | (66.526.273) |
| SALDOS AL 31 DE DICIEMBRE DE 2006 | | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 190.866.116 | (601.095) | 386.660.839 |

Ver notas a los estados financieros consolidados

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005**
**(Expresados en miles de bolívares)**

| | NOTAS | 2006 | 2005 |
|---|---|---|---|
| ACTIVIDADES OPERACIONALES: | | | |
| Utilidad neta | | 30.222.960 | 35.838.263 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | | |
| Diferencias en cambio - neto | 20 | 61.402 | (3.565.400) |
| Participación en resultados de negocios conjuntos | 3 | (503.194) | 919.621 |
| Resultado por reducción de participación patrimonial en negocio conjunto | 3 | (766.726) | - |
| Impuesto sobre la renta diferido | 11 | (8.279.463) | (12.684.919) |
| Provisión para impuestos | 11 | 8.755.517 | 8.307.902 |
| Resultado no realizado en inversiones | | (364.882) | (1.156.123) |
| Resultado realizado en inversiones disponibles para la venta | | 762.975 | - |
| Resultado por traducción de filial y negocios conjuntos | | - | (803.587) |
| Resultado en venta de propiedades, planta y equipo | 1 y 2 | (83.885) | - |
| Costos financieros | | 6.480.701 | 4.664.484 |
| Ingresos financieros | | (1.134.458) | (678.654) |
| Depreciación | 2 | 20.559.433 | 22.299.074 |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | | 55.710.380 | 53.140.661 |
| Movimientos de capital de trabajo: | | | |
| Disminución (aumento) en: | | | |
| Efectos y cuentas por cobrar | | (10.738.025) | (12.204.966) |
| Anticipos a proveedores | | 1.858.881 | 1.873.901 |
| Inventarios | | (8.953.609) | (24.740.047) |
| Gastos pagados por anticipado | | 135.655 | (413.589) |
| Aumento (disminución) en: | | | |
| Cuentas por pagar | | 33.572.727 | 26.397.944 |
| Apartado para prestaciones por antigüedad, neto de pagos | | 2.620.701 | 2.259.764 |
| Efectivo provisto por las actividades operacionales | | 74.206.710 | 46.313.668 |
| Intereses pagados | | (6.461.425) | (3.246.770) |
| Intereses cobrados | | 1.134.458 | 678.654 |
| Impuestos pagados | | (6.639.976) | (22.756.937) |
| Efectivo neto provisto por las actividades operacionales | | 62.239.767 | 20.988.615 |
| ACTIVIDADES DE INVERSIÓN: | | | |
| Disminución (aumento) en inversiones disponibles para la venta | | 8.606.494 | (7.917.006) |
| Venta de propiedades, planta y equipo | 2 | 1.775.485 | - |
| Adquisición de propiedades, planta y equipo | 2 | (2.865.327) | (9.454.319) |
| Efectivo neto provisto por (usado en) las actividades de inversión | | 7.516.652 | (17.371.325) |
| ACTIVIDADES DE FINANCIAMIENTO: | | | |
| (Disminución) aumento neto en préstamos a corto plazo | 10 | (8.869.379) | 32.143.003 |
| Importe de la emisión de papeles comerciales | 10 | 29.883.600 | 8.808.700 |
| Amortización de papeles comerciales | 10 | (21.433.722) | (8.752.379) |
| Disminución en documentos por pagar | 10 | - | (2.486.040) |
| Dividendos en efectivo | 8 | (61.558.808) | (41.292.407) |
| Efectivo neto usado en las actividades de financiamiento | | (61.978.309) | (11.579.123) |
| AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | | 7.778.110 | (7.961.833) |
| EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO | 7 | - | 1.574.261 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO | 7 | 16.111.833 | 22.499.405 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO | | 23.889.943 | 16.111.833 |

Ver notas a los estados financieros consolidados

**(En miles de bolívares)**



## 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF.

Ciertos nuevos principios, revisiones e interpretaciones a principios existentes han sido publicados y tienen aplicación obligatoria para los periodos contables de la Compañía que comiencen el o después del 1 de enero de 2007. La evaluación preliminar del impacto de estos nuevos principios e interpretaciones se describe a continuación:

- NIIF 7 "Instrumentos financieros: revelaciones, y revisión suplementaria a la NIC 1, presentación de estados financieros – revelaciones de capital" (efectiva desde el 1 de enero de 2007). NIIF 7 incorpora nuevas revelaciones para mejorar la información sobre instrumentos financieros. Requiere la revelación de información cuantitativa y cualitativa sobre la exposición de los riesgos proveniente de los instrumentos financieros, incluyendo revelaciones mínimas específicas sobre riesgos de crédito, liquidez y mercado, incluyendo un análisis de sensibilidad sobre riesgo de mercado. Sustituye a la NIC 30 y esta reforma a la NIC 1 incorpora revelaciones sobre el nivel de capital de una entidad y cómo lo maneja. La gerencia de la Compañía se encuentra analizando el impacto de la NIIF 7 sobre las operaciones de la Compañía y aplicará la NIIF 7 y la revisión de la NIC 1 a partir de los períodos anuales que comienzan el 1 de enero de 2007.

- NIIF 8 "Segmento de operaciones" (efectiva desde el 1 de enero de 2009). La Compañía se encuentra en proceso de evaluación de los posibles impactos en la presentación de la información por segmentos.

- NIC 1 "Presentación de estados financieros" Revisada (efectiva desde el 1 de enero de 2007). La revisión exige la revelación de los objetivos, políticas y procesos relacionados con la gerencia del capital, cumplimiento con los requerimientos legales de capital y las consecuencias del incumplimiento. La gerencia se encuentra en proceso de análisis para determinar las revelaciones necesarias.

- CINIIF 11 "NIIF 2 – Grupo y transacciones de acciones en tesorería" (efectiva desde el 1 de marzo de 2007). Este principio no es relevante para las operaciones de la Compañía debido a que no mantiene operaciones relacionadas con transacciones de acciones en tesorería.

- CINIIF 12 "Contratos de servicios de concesión" (efectiva desde el 1 de enero de 2008). Este principio no es relevante para las operaciones de la Compañía debido a que no tiene contratos de servicios de concesión.

*Aprobación de los estados financieros consolidados* – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, preparados de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 21 de abril de 2006. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2006, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

*Políticas contables significativas* – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
   - La vida útil de las propiedades, planta y equipo (Nota 2),
   - La valoración del fondo de comercio (Nota 3),
   - Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
   - Acumulaciones estimadas por pagar (Nota 12),

- Probabilidad de las contingencias (Notas 11 y 21),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2006 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. *Consolidación* – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. *Efectos de la inflación* – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. *Traducción de los estados financieros de la filial y negocios conjuntos en el exterior* – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. *Participación en asociadas* – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

| **Entidad** | **% de derechos a voto** | **Razón por la que no se considera Asociada** |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | Años |
|---|---|
| Edificios | 10-30 |
| Maquinarias y equipos | 7-20 |
| Vehículos | 3-6 |
| Muebles, enseres y otros | 3-5 |

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. *Efectivo y equivalentes de efectivo* – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. *Clasificación de activos financieros entre corriente y no corriente* – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. *Préstamos bancarios y obligaciones y papeles comerciales* – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. *Clasificación de deudas entre corriente y no corriente* – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. *Apartado para prestaciones por antigüedad* – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2006 y 2005, la tasa promedio anual de interés fue de 12,39 % y 13,62 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37 (Véase Notas 11 y 21).

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de diciembre de 2006 y 2005, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2006 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. *Reconocimientos de ingresos* – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. *Gastos de publicidad* – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. *Reconocimientos de gastos* – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. *Compensaciones de saldos* – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. *Impuesto sobre la renta* – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

w. *Utilidad neta por acción básica y diluida* – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. *Pasivo financiero y patrimonio* – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. *Transacciones en moneda extranjera* – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

## 2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2006 y 2005, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

| | Terrenos y edificios | Maquinarias y equipos | Mobiliario, vehículos y equipo | Construcciones en proceso | Total |
|---|---|---|---|---|---|
| **COSTO:** | | | | | |
| Al 31 de diciembre de 2004 | 90.355.938 | 360.915.289 | 7.658.637 | 10.349.914 | 469.279.778 |
| Adiciones | 41.330 | 2.943.164 | 1.676.524 | 4.793.301 | 9.454.319 |
| Traspasos | - | 13.749.783 | - | (13.749.783) | - |
| Efecto por traducción de filial del exterior | 156.895 | 599.444 | 13.934 | 489.070 | 1.259.343 |
| Al 31 de diciembre de 2005 | 90.554.163 | 378.207.680 | 9.349.095 | 1.882.502 | 479.993.440 |
| Adiciones | 185.326 | 4.208 | - | 2.675.793 | 2.865.327 |
| Retiros | (1.598.000) | (89.158) | (10.804) | - | (1.697.962) |
| Traspasos | 141.418 | 2.144.397 | - | (2.285.815) | - |
| Al 31 de diciembre de 2006 | 89.282.907 | 380.267.127 | 9.338.291 | 2.272.480 | 481.160.805 |
| **DEPRECIACIÓN ACUMULADA:** | | | | | |
| Al 31 de diciembre de 2004 | (4.079.485) | (19.295.213) | (1.028.719) | - | (24.403.417) |
| Adiciones | (3.853.511) | (17.436.828) | (1.008.735) | - | (22.299.074) |
| Efecto por traducción de filial del exterior | (33.460) | (355.192) | (1.895) | - | (390.547) |
| Al 31 de diciembre de 2005 | (7.966.456) | (37.087.233) | (2.039.349) | - | (47.093.038) |
| Adiciones | (3.176.955) | (16.210.783) | (1.171.695) | - | (20.559.433) |
| Retiros | - | 6.362 | - | - | 6.362 |
| Al 31 de diciembre de 2006 | (11.143.411) | (53.291.654) | (3.211.044) | - | (67.646.109) |
| Total al 31 de diciembre de 2006 | 78.139.496 | 326.975.473 | 6.127.247 | 2.272.480 | 413.514.696 |
| Total al 31 de diciembre de 2005 | 82.587.707 | 341.120.447 | 7.309.746 | 1.882.502 | 432.900.402 |

La Compañía ha dado en garantía ciertos activos fijos (Véase Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2006 y 2005, ascienden a Bs. 6.169 millones y Bs. 9.005 millones, respectivamente.

Al 31 de diciembre de 2006 y 2005, los activos dados en arrendamientos ascienden a Bs. 21.761 millones y Bs. 9.928 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2006 y 2005, la Compañía mantiene activos por Bs. 8.053 millones y Bs. 9.076 millones respectivamente, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Durante el año 2006, la Compañía evaluó la vida útil estimada de algunos activos generando un beneficio positivo de Bs. 2.331 millones, y se estima que generará un efecto positivo de Bs. 4.651, en los años subsiguientes.

Al 31 de diciembre de 2006, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.865 millones.

## 3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Participaciones en empresas asociadas | - | - |
| Participaciones en negocios conjuntos | 3.966.954 | 1.040.295 |
| | 3.966.954 | 1.040.295 |

***Participaciones en empresas asociadas***

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

| | % | 2006 | 2005 |
|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | 2.577.243 | 2.577.243 |
| Corporación Forestal Orinoco, C.A. | 33 | 769.112 | 769.112 |
| Central Cariaco | 25,62 | 88.371 | 88.371 |
| Fibras Secundarias, S.A. | 33 | 80.619 | 80.619 |
| | | 3.515.345 | 3.515.345 |
| Menos – pérdidas por deterioro | | (3.515.345) | (3.515.345) |
| | | - | - |

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

*Participaciones en negocios conjuntos*



Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

| | % | 2006 | 2005 |
|---|---|---|---|
| Simco Recycling Inc. | 50 | | (2.432.726) |
| Manpa Centroamérica, C.A. | 50 | 3.966.954 | 3.473.021 |
| | | 3.966.954 | 1.040.295 |

Al 31 de diciembre de 2006 y 2005, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (503,1) millones y Bs. (919,6) millones, respectivamente.

Durante al año terminado el 31 de diciembre de 2006, la Compañía efectuó un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de este análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducida a cero (0), y las cuentas por cobrar a compañías relacionadas incluyen una provisión por Bs. 1.666 millones (Véase Nota 17).

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación (en millones de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Activo circulante | 16.676 | 12.414 |
| Total activo | 21.049 | 17.533 |
| Pasivo circulante | 19.251 | 14.568 |
| Patrimonio | 953 | 2.096 |
| Total pasivo y patrimonio | 21.049 | 17.533 |
| Ventas netas | 25.538 | 29.986 |
| Pérdida en operaciones | (1.255) | (1.413) |
| Pérdida neta | (856) | (2.141) |

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

## 4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Productos terminados | 14.244.262 | 20.656.984 |
| Productos en proceso | 1.197.206 | 366.120 |
| Materias primas | 16.186.040 | 18.567.845 |
| Repuestos | 13.740.165 | 6.998.642 |
| Inventario en tránsito | 23.268.062 | 12.584.822 |
| | 68.635.735 | 59.174.413 |
| Menos – provisión para obsolescencia | (2.170.996) | (1.663.283) |
| | 66.464.739 | 57.511.130 |

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2007 ascienden a Bs. 13.466 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se compone de (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Saldo inicial | (1.663.283) | (2.055.479) |
| Provisión | (507.713) | - |
| Reverso | - | 392.196 |
| Saldo final | (2.170.996) | (1.663.283) |

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

## 5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Comerciales | 65.056.503 | 56.958.238 |
| Compañías relacionadas (Nota 17) | 10.058.465 | 12.413.496 |
| Empleados | 808.691 | 429.642 |
| Deudores diversos | 832.464 | 872.084 |
| Impuesto sobre la renta pagado por anticipado (Nota 11) | 928.779 | 2.400.339 |
| IVA – pagado en exceso (Nota 11) | 23.544.428 | 14.904.864 |
| Crédito fiscal IVA – Neto por compensar (Nota 11) | 1.601.280 | 1.492.571 |
| Depósitos dados en garantía | 2.593.169 | 7.523.954 |
| | 105.423.779 | 96.995.188 |
| Menos – provisión para cuentas de cobro dudoso | (1.014.483) | (1.657.917) |
| | 104.409.296 | 95.337.271 |

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 60 días, y para clientes de exportación entre 7 y 60 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Saldo inicial | (1.657.917) | (1.949.040) |
| Provisión | (99.000) | (772.485) |
| Castigos | 364.008 | 1.063.608 |
| Ajustes | 378.426 | - |
| Saldo final | (1.014.483) | (1.657.917) |

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable. El reverso de la provisión está fundamentado en nuevos estimados con respecto a las cuentas de cobro dudoso aprovisionadas.

Los compromisos de ventas para el año 2007 ascienden a Bs. 6.574 millones.

## 6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Inversiones y acciones disponibles para la venta | 219.543 | 902.184 |
| Bonos disponibles para la venta | - | 7.914.592 |
| | 219.543 | 8.816.776 |

***Inversiones y acciones disponibles para la venta***

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Portafolio de inversión | 83 | 759.578 |
| Acciones en: | | |
| Central Portuguesa, S.A. | 354.516 | 354.516 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 219.460 | 142.606 |
| Corporación Forestal Venezuela, C.A. | 47.817 | 47.817 |
| | 621.876 | 1.304.517 |
| Menos – pérdidas por deterioro | (402.333) | (402.333) |
| | 219.543 | 902.184 |

Al 31 de diciembre de 2006 y 2005, la Compañía mantiene Bs. 601 millones de pérdidas y Bs. 77,5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, respectivamente las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

***Bonos disponibles para la venta***

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

| | Costo de adquisición | Resultado no realizado | Valor razonable |
|---|---|---|---|
| Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75% | 4.495.650 | (476.539) | 4.019.111 |

| | Costo de adquisición | Resultado no realizado | Valor razonable |
|---|---|---|---|
| Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00% | 4.495.650 | (600.169) | 3.895.481 |
| | 8.991.300 | (1.076.708) | 7.914.592 |

Al 31 de diciembre de 2006, las operaciones con bonos disponibles para la venta generaron pérdidas por Bs. 762 millones y se presentan en los resultados de la Compañía a esa fecha.

Al 31 de diciembre de 2005, la Compañía mantenía Bs.1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encontraban garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

***Resultado no realizado en inversiones***

| | 2006 | 2005 |
|---|---|---|
| Inversiones y acciones disponibles para la venta | (601.095) | 77.520 |
| Bonos disponibles para la venta | - | (1.076.708) |
| | (601.095) | (999.188) |

## 7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Efectivo en caja y bancos | 4.842.404 | 2.808.221 |
| Colocaciones bancarias | 19.047.539 | 13.303.612 |
| | 23.889.943 | 16.111.833 |

## 8. PATRIMONIO

*Capital social*

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

***Reserva legal***

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2006 y 2005 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

***Resultado acumulado por traducción de filial y negocios conjuntos en el exterior***

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Filial: | | |
| Vencaribbean Paper Products, Ltd. | (347.673) | (347.673) |
| Negocios Conjuntos: | | |
| Manpa Centroamérica, C.A. | 829.702 | 829.702 |
| Simco Recycling Inc. | (275.721) | (275.721) |
| | 206.308 | 206.308 |

***Dividendos en efectivo***

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 por acción, para un total de Bs. 27.528.113.088. Igualmente con fecha 11 de agosto de 2006, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 17 por acción, para un total de Bs. 38.998.160.208.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

*Utilidades retenidas*

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2006 y 2005, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 3.727 millones y Bs. 8.605 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 26.556 millones y Bs. 194.593 millones, respectivamente, al 31 de diciembre de 2006; y Bs. 35.928 millones y Bs. 235.774 millones, respectivamente, al 31 de diciembre de 2005, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2006 y 2005 la utilidad neta incluye Bs. 8.704 millones y Bs. 7.683 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

*American Depositary Receipt (ADR)*

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2006 y 2005, el número de ADR en circulación es de 41.159.966 y 31.959.483, respectivamente.

## 9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 73,082% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2006, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 15.891 millones al 16 de noviembre de 2004.

## 10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

*Emisión de obligaciones y papeles comerciales*

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

| | 2006 | 2005 | Importe vivo de la emisión | Tasa de interés anual (%) |
|---|---|---|---|---|
| **Bolívares:** | | | | |
| Interés fijo | 11.396.409 | 2.946.531 | 11.883.600 | 6,68% |



Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Saldo inicial | 2.946.531 | 2.890.210 |
| Emisiones | 29.883.600 | 8.808.700 |
| Amortizaciones | (21.000.000) | (8.746.600) |
| Intereses neto | (433.722) | (5.779) |
| Saldo final | 11.396.409 | 2.946.531 |

Los papeles comerciales emitidos en circulación están conformados por cuatro series los cuales tienen como fecha de vencimiento el 07 de mayo, 13 de julio, 03 de agosto y 01 de noviembre de 2007.

Durante los años terminados el 31 de diciembre de 2006 y 2005, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 1.056 millones y Bs. 332 millones, respectivamente.

***Préstamos a corto plazo***

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables. | 38.169.882 | 47.019.985 |

Al 31 de diciembre de 2006, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 151.800 millones, y tiene disponibles Bs. 61.815 millones, neto de cartas de crédito vigentes (Véase Nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 9,50% y 15% para el año 2006 y 10,5% y 15% para el año 2005.

## 11. PROVISIÓN PARA IMPUESTOS

***Grupo Fiscal Consolidado***

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

*Ejercicios sujetos a inspección fiscal*

Al 31 de diciembre de 2006, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2006, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.240 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

*Saldos mantenidos con la Administración Fiscal*

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Cuentas por cobrar: | | |
| Impuesto sobre la renta pagado en exceso (Nota 5) | 928.779 | 2.400.339 |
| IVA – pagado en exceso (Nota 5) | 23.544.428 | 14.904.864 |
| Crédito fiscal IVA – neto por compensar (Nota 5) | 1.601.280 | 1.492.571 |
| | 26.074.487 | 18.797.774 |
| Cuentas por pagar: | | |
| Impuesto sobre la renta por pagar | 2.409.289 | 293.748 |
| IVA de terceros retenido por pagar (Nota 12) | 1.018.384 | 918.252 |
| | 3.427.673 | 1.212.000 |

Durante el mes de noviembre de 2005, la Compañía realizó las gestiones necesarias ante el Servicio Nacional de Administración Aduanera y Tributaria (SENIAT), para la solicitud de aprobación de reintegro de Bs. 10.808 millones correspondientes a retenciones de IVA soportadas y no descontadas en declaraciones, logrando la aprobación de Bs. 429 millones de la filial Transportes Alpes, C.A. y posterior cesión a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), los cuales serán compensados contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2006.

*Impuesto sobre la renta*

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Impuesto sobre la renta neta fiscal | 8.265.695 | 8.821.272 |
| Menos: | | |
| Rebaja por inversiones en propiedades, planta y equipo y otros créditos | (342.329) | (1.342.708) |
| | 7.923.366 | 7.478.564 |
| Impuesto sobre la renta de ejercicio anterior | 832.151 | 829.338 |
| Total impuesto sobre la renta corriente | 8.755.517 | 8.307.902 |
| Impuesto sobre la renta diferido | (8.279.463) | (12.684.919) |
| | 476.054 | (4.377.017) |

Durante los años terminados el 31 de diciembre de 2006 y 2005, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Bs. | % | Bs. | % |
| Impuesto y tasa fiscal aplicable a la utilidad según libros | 10.420.865 | 34,00 | 10.682.124 | 34,00 |
| Efecto sobre la utilidad contable por la aplicación de Normas Internacionales de Información Financiera | 3.495.387 | 11,40 | 6.256.682 | 19,90 |
| Reserva por valuación de impuesto diferido activo | 3.098.829 | 10,11 | - | - |
| Ajuste fiscal por inflación | (18.604.860) | (60,70) | (22.777.675) | (72,52) |
| Otros gastos no deducibles | 3.595.161 | 11,73 | 4.772.593 | 15,19 |
| Otros ingresos no gravables | (1.186.999) | (3,87) | (1.969.033) | (6,27) |
| Efecto de rebaja por inversiones en propiedades, planta y equipos | (342.329) | (1,12) | (1.341.708) | (4,27) |
| Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros | 476.054 | 1,55 | (4.377.017) | (13,97) |

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2006, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2006, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2006, la Compañía y sus filiales no mantienen pérdidas fiscales operativas trasladables. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.



Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2006 y 2005, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 8.736 millones y Bs. 9.476 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| **Pasivo por impuesto sobre la renta diferido** | | |
| Diferencias de base sobre propiedades, planta y equipo | 67.819.342 | 74.491.457 |
| Ingresos por arrendamientos sobre la base del efectivo | 702.833 | 1.189.084 |
| | 68.522.175 | 75.680.541 |
| **Activo por impuesto sobre la renta diferido** | | |
| Diferencias de base sobre inventarios | 19.164.597 | 16.377.772 |
| Provisiones y apartados | 882.222 | 310.820 |
| Diferencias de base sobre inversiones | 4.107.506 | 2.525.891 |
| Pérdidas fiscales trasladables | 1.192.104 | 1.836.373 |
| Créditos fiscales trasladables | 4.430 | 80.077 |
| | 25.350.859 | 21.130.933 |
| Menos – reserva de valuación | 3.098.829 | - |
| | 22.252.030 | 21.130.933 |
| Neto de impuesto diferido | 46.270.145 | 54.549.608 |

## 12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Comerciales | 88.106.488 | 53.780.859 |
| Partes relacionadas (Nota 17) | 7.470.640 | 8.585.122 |
| Otros | 3.730.177 | 2.229.675 |
| IVA de terceros retenido por pagar (Nota 11) | 1.018.384 | 918.252 |
| Gastos acumulados por pagar | 6.106.817 | 7.284.469 |
| | 106.432.506 | 72.798.377 |

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2006 y 2005, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.477 millones y Bs. 1.505 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2006, el 73% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

## 13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Ventas de bienes | 430.244.838 | 373.406.646 |
| Ingresos por alquileres | 2.303.109 | 845.910 |
| Ingresos por servicios | 1.105.983 | 807.724 |
| | 433.653.930 | 375.060.280 |

## 14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Depreciación y amortización | 20.559.433 | 22.299.074 |
| Costo de inventario reconocido en resultados | 256.034.115 | 169.488.295 |
| Beneficios a empleados | 63.754.311 | 42.954.679 |

## 15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

*Criterios de segmentación*

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

*Segmentos principales de negocio*

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2006 y 2005, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

*Papel impresión, escritura y embalaje* – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

*Papel tissue* – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

*Servicios y alquileres* – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

*Corporativos* – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

*Segmento geográfico*

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

*Bases y metodología de la información por segmentos de negocio*

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2006 y 2005 (en miles de bolívares):

**2006**

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 211.418.577 | 196.832.169 | 3.147.919 | - | 411.398.665 |
| Ventas de exportación | 9.061.070 | 13.194.195 | - | - | 22.255.265 |
| Ventas entre segmentos - local | - | - | 10.796.623 | (10.796.623) | - |
| Ventas entre segmentos - exportación | 8.691.194 | 3.437.429 | - | (12.128.623) | - |
| Total ingresos | 229.170.841 | 213.463.793 | 13.944.542 | (22.925.246) | 433.653.930 |
| Costos y gastos | 216.445.800 | 189.510.810 | 13.204.139 | (22.429.497) | 396.731.252 |
| Resultado de operación | 12.725.041 | 23.952.983 | 740.403 | (495.749) | 36.922.678 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | 503.194 |
| Ingresos financieros | - | - | - | - | 1.134.458 |
| Gastos financieros y otros | - | - | - | - | (7.861.316) |
| Resultados antes de impuestos | - | - | - | - | 30.699.014 |
| Resultado después de impuestos | - | - | - | - | 30.222.960 |
| Depreciación | 10.093.840 | 8.704.922 | 1.760.671 | - | 20.559.433 |
| Inversiones de capital | 908.412 | 1.965.915 | - | - | 2.865.327 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 263.619.916 | 297.682.031 | 52.078.290 | (46.764.370) | 566.615.867 |
| Activos por segmentos corporativos | - | - | - | - | 33.090.250 |
| Participaciones en empresas asociadas | 3.966.954 | - | - | - | 3.966.954 |
| Activos corporativos no distribuidos | - | - | - | - | 11.429.561 |
| Activo total consolidado | | | | | 615.102.632 |
| Pasivo | | | | | |
| Pasivos por segmentos | 76.544.982 | 42.440.980 | 14.270.301 | (47.734.370) | 85.521.893 |
| Pasivos por segmentos corporativos | - | - | - | - | 89.642.829 |
| Pasivos corporativos no distribuidos | - | - | - | - | 53.277.071 |
| Pasivo total consolidado | | | | | 228.441.793 |

**2005**

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 192.580.704 | 156.416.297 | 1.653.634 | - | 350.650.635 |
| Ventas de exportación | 14.247.896 | 10.161.749 | - | - | 24.409.645 |
| Ventas entre segmentos - local | - | - | 8.226.918 | (8.226.918) | - |
| Ventas entre segmentos - exportación | 40.707 | 5.327.337 | - | (5.368.044) | - |
| Total ingresos | 206.869.307 | 171.905.383 | 9.880.552 | (13.594.962) | 375.060.280 |
| Costos y gastos | 173.194.361 | 163.666.603 | 10.424.202 | (12.916.127) | 334.369.039 |
| Resultado de operación | 33.674.946 | 8.238.780 | (543.650) | (678.835) | 40.691.241 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | (919.621) |
| Ingresos financieros | - | - | - | - | 678.654 |
| Gastos financieros y otros | - | - | - | - | (8.989.028) |
| Resultados antes de impuestos | - | - | - | - | 31.461.246 |
| Resultado después de impuestos | - | - | - | - | 35.838.263 |
| Depreciación | 9.253.411 | 9.075.817 | 3.969.846 | - | 22.299.074 |
| Inversiones de capital | 3.482.764 | 5.970.150 | 1.405 | - | 9.454.319 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 260.684.025 | 250.978.288 | 42.728.449 | (10.068.085) | 544.322.677 |
| Activos por segmentos corporativos | - | - | - | - | 7.657.232 |
| Participaciones en empresas asociadas | 1.040.295 | - | - | - | 1.040.295 |
| Activos corporativos no distribuidos | - | - | - | - | 63.329.500 |
| Activo total consolidado | | | | | 616.349.704 |
| Pasivo | | | | | |
| Pasivos por segmentos | 37.679.175 | 34.496.330 | 6.350.101 | (20.623.668) | 57.901.938 |
| Pasivos por segmentos corporativos | - | - | - | - | 187.356 |
| Pasivos corporativos no distribuidos | - | - | - | - | 135.694.351 |
| Pasivo total consolidado | | | | | 193.783.645 |

## 16. ARRENDAMIENTOS OPERATIVOS

*La Compañía como arrendador*

Al 31 de diciembre de 2006 y 2005, los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 2.303 millones y de Bs. 846 millones, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2006 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Menos de un año | 3.382.952 | 2.139.037 |
| Hasta dos años | 3.723.952 | 2.167.037 |
| | 7.106.904 | 4.306.074 |

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (Véase Nota 2).

*La Compañía como arrendatario*

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

## 17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2006 y 2005, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Ventas de inventarios | 8.664.749 | 9.332.460 |
| Compras de inventarios | 12.286.294 | 9.172.106 |
| Compras de energía eléctrica | 17.434.815 | 17.426.164 |
| Servicios administrativos | 41.925 | 25.340 |

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

| | 2006 | 2005 |
|---|---|---|
| Cuentas por cobrar: | | |
| MANPA Centroamérica, C.A. (negocio conjunto) | 6.405.353 | 7.011.952 |
| Simco Recycling, Inc. (negocio conjunto) | 4.858.012 | 4.816.468 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 251.642 | 203.848 |
| Agroindustrial Mandioca, C.A. (empresa asociada) | 144.983 | 342.150 |
| Turboven Maracay Company Inc. Sucursal * | 33.576 | 31.117 |

| | 2006 | 2005 |
|---|---|---|
| Turbogeneradores Maracay, C.A. * | 30.899 | 6.921 |
| Agropecuaria Mandioca, C.A. (empresa asociada) | - | 1.040 |
| | 11.724.465 | 12.413.496 |
| Menos – provisión para cuentas de cobro dudoso | 1.666.000 | - |
| | 10.058.465 | 12.413.496 |
| Cuentas por pagar: | | |
| Turbogeneradores Maracay, C.A. * | 4.155.424 | 3.411.542 |
| Simco Recycling, Inc. (negocio conjunto) | 3.192.306 | 4.290.388 |
| Turboven Maracay Company Inc. * | 101.746 | 100.160 |
| Turboven Cagua Company Inc. * | 19.782 | 19.782 |
| Agroindustrial Mandioca, C.A. (empresa asociada) | 1.382 | - |
| MANPA Centroamérica, C.A. (negocio conjunto) | - | 763.250 |
| | 7.470.640 | 8.585.122 |

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Durante el año 2006, la Compañía decidió crear una provisión por Bs. 1.666 millones, correspondientes a las cuentas por cobrar de Simco Recycling, Inc. (Véase Nota 3). Al 31 de diciembre de 2005, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2006 y 2005, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

## 18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

***Junta Directiva***

La Cláusula N° 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2006 a la Junta Directiva por este concepto ascendió a Bs. 360,8 millones (Bs. 469,7 millones en el año 2005).

Adicionalmente, la Cláusula N° 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2006 y 2005 fue de Bs. 33.600 y Bs. 29.400 en el 2006, y Bs. 29.400 y Bs. 24.700 en el 2005, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2006 fue de Bs. 1.128,9 millones (Bs. 1.058,4 millones en el año 2005).

***Retribuciones salariales***

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2006 por las 48 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs.7.620,2 millones (unos Bs. 5.349,7 millones en el año 2005 por 41 personas).

*Compromisos por seguros y otros conceptos*

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2006 ascendió a Bs. 51,8 millones, aproximadamente (Bs. 42,3 millones en el año 2005).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

| | 2006 | 2005 |
|---|---|---|
| Retribuciones a corto plazo a administradores | 6.434.048 | 4.814.730 |
| Prestaciones post empleo | 1.186.216 | 534.970 |
| Retribuciones a la Junta Directiva | 1.489.843 | 1.528.183 |

## 19. GERENCIA DE RIESGO

*Riesgos de interés, tipo de cambio y precios*

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios; sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2006, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

*Riesgos de crédito*

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2006 y 2005 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

## 21. COMPROMISOS Y CONTINGENCIAS

*Fianzas y garantías otorgadas*

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas. Durante el año 2006, la fianza y la garantía hipotecaria quedaron totalmente liberadas.

*Régimen de Admisión Temporal para Perfeccionamiento Activo*

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2006, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 67 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

*Régimen de Admisión Temporal*

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías al Territorio Aduanero Nacional, con suspensión del pago de los impuestos de importación y otros recargos o impuestos adicionales que le fueren aplicables, con una finalidad determinada, a condición de que sean reexpedidas luego de su utilización, sin haber experimentado modificación alguna. Al 31 de diciembre de 2006, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 184 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía.

*Cartas de crédito abiertas*

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2006, las cartas de crédito abiertas por estos conceptos alcanzan US$ 24,10 millones. (Bs. 51.815 millones).

*Contingencias*

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.590 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2006 y 2005, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Caracas, 10 de Marzo de 2007.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2006 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2006.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 23 de febrero de 2007, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2006, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCE GENERAL CONSOLIDADO**
**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006**
(Expresados en Miles de Bolívares)

| | 2006 |
|---|---|
| **ACTIVO** | |
| ACTIVO NO CORRIENTE: | |
| Propiedades, planta y equipo - neto | 413.514.696 |
| Participaciones en asociadas y negocios conjuntos | 3.966.954 |
| Total activo no corriente | 417.481.650 |
| ACTIVO CORRIENTE: | |
| Gastos pagados por anticipado | 976.279 |
| Inventarios | 66.464.739 |
| Anticipos a proveedores | 1.661.182 |
| Efectos y cuentas por cobrar - neto | 104.409.296 |
| Inversiones disponibles para la venta | 219.543 |
| Efectivo y equivalentes de efectivo | 23.889.943 |
| Total activo corriente | 197.620.982 |
| TOTAL | 615.102.632 |
| **PATRIMONIO Y PASIVO** | |
| PATRIMONIO: | |
| Capital social | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 206.308 |
| Utilidades retenidas: | |
| Reserva legal | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 |
| No distribuidas | 190.866.116 |
| Resultado no realizado en inversiones | (601.095) |
| Total patrimonio | 386.660.839 |
| PASIVO NO CORRIENTE: | |
| Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo | 4.826.028 |
| Impuesto sobre la renta diferido | 46.270.145 |
| Total pasivo no corriente | 51.096.173 |
| PASIVO CORRIENTE: | |
| Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo | 5.236.560 |
| Papeles comerciales | 11.396.409 |
| Préstamos a corto plazo | 38.169.882 |
| Dividendos por pagar | 13.700.974 |
| Impuesto sobre la renta por pagar | 2.409.289 |
| Cuentas por pagar | 106.432.506 |
| Total pasivo corriente | 177.345.620 |
| Total pasivo | 228.441.793 |
| TOTAL | 615.102.632 |

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO CONSOLIDADO DE RESULTADOS**
**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006**
**(Expresados en Miles de Bolívares, Excepto la Utilidad Neta por Acción)**



| | 2006 |
|---|---|
| Ingresos por ventas | 433.653.930 |
| Costo de ventas | 339.785.638 |
| Utilidad bruta | 93.868.292 |
| Costos y gastos: | |
| Gastos de ventas | 35.121.317 |
| Gastos generales y administrativos | 21.908.182 |
| Utilidad en venta de activos | (83.885) |
| | 56.945.614 |
| Utilidad en operaciones | 36.922.678 |
| Participación en resultados de negocios conjuntos | 503.194 |
| Costos financieros | (6.480.701) |
| Ingresos financieros | 1.134.458 |
| Diferencias en cambio - neto | (61.402) |
| Pérdida en venta de inversiones disponibles para la venta | (762.975) |
| Otros ingresos (egresos): | |
| Comisiones ADR | (514.814) |
| Impuesto al débito bancario | (392.141) |
| Otros - neto | 350.717 |
| | (6.223.664) |
| Utilidad antes de impuestos | 30.699.014 |
| Impuesto sobre la renta | (476.054) |
| Utilidad neta | 30.222.960 |
| Utilidad neta por acción: | |
| Básica | 13,17 |
| Diluida | 13,17 |

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANPA



**ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS**
**27 DE ABRIL DE 2007**

## PROPOSICIONES

**TERCER PUNTO DE LA CONVOCATORIA**.- La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo)

**CUARTO PUNTO DE LA CONVOCATORIA**.- Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

**QUINTO PUNTO DE LA CONVOCATORIA**.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

MANPA

COMISION NACIONAL DE VALORES

2007 MAR 30 PM 2: 12

RECIBIDO

**SEXTO PUNTO DE LA CONVOCATORIA.**- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

**MANUFACTURAS DE PAPEL, C.A**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
Presidente

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**Capital Autorizado Bs. 45.880.188.480,oo**
**Capital Suscrito Bs. 22.940.094.240,oo**
**Capital Pagado Bs. 22.940.094.240,oo**
**RIF: J-00023530-9**

# CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas que se efectuará el día 27 de abril de 2007, a las 12 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo, por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007.

Caracas, 22 de abril de 2007

Por LA JUNTA DIRECTIVA

**CARLOS DELFINO T.**
**Presidente**

MANPA

**MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**

**ASAMBLEA GENERAL ORDINARIA**
**27 DE ABRIL DE 2007**

**COMISARIOS**

**PRIMERA TERNA**

| | | |
|---|---|---|
| JACOBO COHEN | CA | 12.915 |
| JACQUELINE SUBERO | CA | 11.437 |
| ENRIQUE MERLO | CPC | 722 DF |

**SEGUNDA TERNA**

| | | |
|---|---|---|
| ISABEL QUINTERO | CPC | 15.197 |
| CLAUDIA VALENCIA | CA | 35.909 |
| JUAN FELIPE MALINICH | CPC | 6.314 DF |

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 1° de abril de 2007

LA JUNTA DIRECTIVA

**U.E.N. Molino Papel Escribir, Imprimir, Embalar**
Teléfonos (043) 401224 - 401121
**U.E.N. Molino Papel Higiénico**
Teléfonos (043) 407511 - 407413 407534
**U.E.N. Planta Sacos**
Teléfonos (043) 401357 - 401341
**U.E.N. Planta Bolsas**
Teléfonos (043) 401100 - 401072

**U.E.N. Formas Continuas, Resmas, Resmillas**
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
**U.E.N. Productos Escolares y de Oficina** ALPES
Teléfonos (041) 332419 - 332405 - 332428
**U.E.N. Transportes** ALPES
Teléfonos (043) 474910 - 401380

MANPA

**Oficina Principal**
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

"***Acta Nº 957:*** Hoy, treinta (30) de marzo de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y Fernando Paparoni Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

*6.-* La Junta Directiva aprobó el texto de la proposición relativa al dividendo ordinario a ser sometida a la consideración de la Asamblea General Ordinaria de Accionistas a efectuarse el día 27 de abril de 2007, la cual es del tenor siguiente: "Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de doce Bolívares (Bs.12,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción. Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado".

*Certificación que expido en Caracas a los treinta (30) días del mes de marzo del año dos mil siete (2007).*

***MANUFACTURAS DE PAPEL C.A.***

***CARLOS DELFINO T.***
*Presidente de la Junta Directiva*

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

**"Acta N° 957**: Hoy, treinta (30) de marzo de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y Fernando Paparoni Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

7.- La Junta Directiva acordó convocar la Asamblea General Ordinaria de Accionistas para el día 27 de abril de 2007 a las 12 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: **1°** Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. **2°** Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. **3°** Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. **4°** Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. **5°** Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. **6°** Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas".

Certificación que expido en Caracas a los treinta (30) días del mes de marzo del año dos mil siete (2007).

**MANUFACTURAS DE PAPEL C.A.**

**CARLOS DELFINO T.**
Presidente de la Junta Directiva

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISIÓN NACIONAL DE VALORES
2007 APR 30 PM 3:38
ARCHIVO
RECIBIDO

Caracas, 30 de Abril de 2007.

Señores:
**COMISIÓN NACIONAL DE VALORES - CNV**
Presente.-

**Atn. Registro Nacional de Valores**

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Interinos al 31 de marzo de los años 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
2. Balance General Consolidado al 31 de marzo de 2007 y 31 de diciembre de 2005 con base a Normas Internacionales de Información Financiera (NIIF).
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de marzo de 2007, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de marzo de 2006, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 31 de diciembre de los años 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
6. Notas a los estados financieros consolidados por los períodos de doce meses terminados al 31 de diciembre de 2007 y 2006.
7. Estado Consolidado de Resultados por los periodos de tres meses terminados el 31 de marzo de 2007 y 2006.

Sin más a que referirme, queda de usted,

Atentamente,

**LETICIA LEVEL**
**GTE. PLANIFICACIÓN CORP.**
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



**BALANCES GENERALES CONSOLIDADOS CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2007 Y 2006**
**INTERINO**
**(Expresados en miles de bolívares)**

| | 2007 | 2006 |
|---|---|---|
| **ACTIVO** | | |
| ACTIVO NO CORRIENTE: | | |
| Propiedades, planta y equipo - neto | 408.340.404 | 427.440.361 |
| Participaciones en asociadas y negocios conjuntos | 4.428.518 | 1.173.138 |
| Total activo no corriente | 412.768.922 | 428.613.499 |
| ACTIVO CORRIENTE: | | |
| Gastos pagados por anticipado | 938.599 | 893.291 |
| Inventarios | 48.491.848 | 40.049.492 |
| Anticipos a proveedores | 1.658.162 | 2.278.997 |
| Efectos y cuentas por cobrar - neto | 107.718.765 | 103.095.482 |
| Inversiones disponibles para la venta | 219.543 | 902.184 |
| Efectivo y equivalentes de efectivo | 29.592.828 | 26.510.751 |
| Total activo corriente | 188.619.745 | 173.730.197 |
| TOTAL | 601.388.667 | 602.343.696 |
| **PATRIMONIO Y PASIVO** | | |
| PATRIMONIO: | | |
| Capital social | 69.632.690 | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 206.308 | 206.308 |
| Utilidades retenidas: | | |
| Reserva legal | 6.963.269 | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 | 119.593.551 |
| No distribuidas | 201.623.316 | 234.432.734 |
| Resultado no realizado en inversiones | (601.095) | (515.905) |
| Total patrimonio | 397.418.039 | 430.312.647 |
| PASIVO NO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo | 5.541.656 | 5.655.047 |
| Impuesto sobre la renta diferido | 44.872.027 | 52.932.505 |
| Total pasivo no corriente | 50.413.683 | 58.587.552 |
| PASIVO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo | 6.003.461 | 3.196.121 |
| Papeles comerciales | 11.883.600 | 7.000.000 |
| Préstamos a corto plazo | 29.746.211 | 33.219.307 |
| Dividendos por pagar | 13.694.679 | 749.070 |
| Impuesto sobre la renta por pagar | 550.781 | 385.823 |
| Cuentas por pagar | 91.678.213 | 68.893.176 |
| Total pasivo corriente | 153.556.945 | 113.443.497 |
| Total pasivo | 203.970.628 | 172.031.049 |
| TOTAL | 601.388.667 | 602.343.696 |

Maria Alejandra Maguhn
Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



**ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2007 Y 2006**
**INTERINO**
**(Expresados en miles de bolívares)**

| | 2007 | 2006 |
|---|---|---|
| Ingresos por ventas | 118.468.224 | 97.036.194 |
| Costo de ventas | 94.004.487 | 76.361.770 |
| Utilidad bruta | 24.463.737 | 20.674.424 |
| Costos y gastos: | | |
| Gastos de ventas | 8.629.136 | 6.854.408 |
| Gastos generales y administrativos | 4.804.556 | 4.700.852 |
| Utilidad en venta de activos | (9.211) | - |
| | 13.424.481 | 11.555.260 |
| Utilidad en operaciones | 11.039.256 | 9.119.164 |
| Participación en resultados de negocios conjuntos | 461.648 | 132.843 |
| Costos financieros | (1.229.288) | (2.046.983) |
| Ingresos financieros | 197.792 | 245.205 |
| Diferencias en cambio - neto | (4.670) | (47.169) |
| Pérdida en operaciones de permuta con títulos valores | - | (169.550) |
| Otros ingresos (egresos): | | |
| Impuesto al débito bancario | - | (412.343) |
| Otros - neto | (49.656) | (96.750) |
| | (624.174) | (2.394.747) |
| Utilidad antes de impuestos | 10.415.082 | 6.724.417 |
| Impuesto sobre la renta | 342.118 | 538.888 |
| Utilidad neta | 10.757.200 | 7.263.305 |
| Utilidad neta por acción: | | |
| Básica | 4,69 | 3,17 |
| Diluida | 4,69 | 3,17 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO**
**POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2007**
**INTERINO**
**(Expresados en miles de bolívares)**

| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | Utilidades retenidas: No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
|---|---|---|---|---|---|---|---|
| SALDOS AL 31 DE DICIEMBRE DE 2006 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 190.866.116 | (601.095) | 386.660.839 |
| Pérdida reconocida directamente en el patrimonio | - | - | - | - | - | - | - |
| Utilidad neta del año | - | - | - | - | 10.757.200 | - | 10.757.200 |
| Total utilidades y pérdidas reconocidas en el año | - | - | - | - | 10.757.200 | - | 10.757.200 |
| Resultado realizado de inversiones disponibles para la venta | - | - | - | - | - | - | - |
| Dividendos decretados | - | - | - | - | - | - | - |
| SALDOS AL 31 DE MARZO DE 2007 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 201.623.316 | (601.095) | 397.418.039 |

Maria Alejandra Maguhn
Contralor Corporativo

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO**
**POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2006**
**INTERINO**
**(Expresados en miles de bolívares)**

| | | | | Utilidades retenidas | | | |
|---|---|---|---|---|---|---|---|
| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |
| Pérdida reconocida directamente en el patrimonio | - | - | - | - | - | - | - |
| Utilidad neta del año | - | - | - | - | 7.263.305 | - | 7.263.305 |
| Total utilidades y pérdidas reconocidas en el año | - | - | - | - | 7.263.305 | - | 7.263.305 |
| Resultado realizado de inversiones disponibles para la venta | - | - | - | - | - | 483.283 | 483.283 |
| Dividendos decretados | - | - | - | - | - | - | - |
| SALDOS AL 31 DE MARZO DE 2006 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 234.432.734 | (515.905) | 430.312.647 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCES GENERALES CONSOLIDADOS CONDENSADOS**
**POR LOS PERIODOS TERMINADOS EL 31 DE MARZO DEL 2007 Y 31 DICIEMBRE 2006**
**INTERINO**
**(Expresados en miles de bolívares)**



| | 2007 | 2006 |
|---|---|---|
| **ACTIVO** | | |
| ACTIVO NO CORRIENTE: | | |
| Propiedades, planta y equipo - neto | 408.340.404 | 413.514.696 |
| Participaciones en asociadas y negocios conjuntos | 4.428.518 | 3.966.954 |
| Total activo no corriente | 412.768.922 | 417.481.650 |
| ACTIVO CORRIENTE: | | |
| Gastos pagados por anticipado | 938.599 | 976.279 |
| Inventarios | 48.491.848 | 66.464.739 |
| Anticipos a proveedores | 1.658.162 | 1.661.182 |
| Efectos y cuentas por cobrar - neto | 107.718.765 | 104.409.296 |
| Inversiones disponibles para la venta | 219.543 | 219.543 |
| Efectivo y equivalentes de efectivo | 29.592.828 | 23.889.943 |
| Total activo corriente | 188.619.745 | 197.620.982 |
| TOTAL | 601.388.667 | 615.102.632 |
| **PATRIMONIO Y PASIVO** | | |
| PATRIMONIO: | | |
| Capital social | 69.632.690 | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 206.308 | 206.308 |
| Utilidades retenidas: | | |
| Reserva legal | 6.963.269 | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 | 119.593.551 |
| No distribuidas | 201.623.316 | 190.866.116 |
| Resultado no realizado en inversiones | (601.095) | (601.095) |
| Total patrimonio | 397.418.039 | 386.660.839 |
| PASIVO NO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo | 5.541.656 | 4.826.028 |
| Impuesto sobre la renta diferido | 44.872.027 | 46.270.145 |
| Total pasivo no corriente | 50.413.683 | 51.096.173 |
| PASIVO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo | 6.003.461 | 5.236.560 |
| Papeles comerciales | 11.883.600 | 11.396.409 |
| Préstamos a corto plazo | 29.746.211 | 38.169.882 |
| Dividendos por pagar | 13.694.679 | 13.700.974 |
| Impuesto sobre la renta por pagar | 550.781 | 2.409.289 |
| Cuentas por pagar | 91.678.213 | 106.432.506 |
| Total pasivo corriente | 153.556.945 | 177.345.620 |
| Total pasivo | 203.970.628 | 228.441.793 |
| TOTAL | 601.388.667 | 615.102.632 |

Maria Alejandra Maguhn
Contralor Corporativo

COMISION NACIONAL DE VALORES

2007 APR 30 PM 3:38

ARCHIVO RECIBIDO

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2007 Y 2006**
**INTERINO**
**(Expresados en miles de bolívares)**

| | 2007 | 2006 |
|---|---|---|
| ACTIVIDADES OPERACIONALES: | | |
| Utilidad neta | 10.757.200 | 7.263.305 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | |
| Diferencias en cambio - neto | 4.670 | 47.169 |
| Participación en resultados de negocios conjuntos | (461.648) | (132.843) |
| Impuesto sobre la renta diferido | (1.398.118) | (1.617.103) |
| Provisión para impuestos | 1.056.000 | 1.078.215 |
| Resultado realizado en inversiones | - | 483.283 |
| Resultado en venta de propiedades, planta y equipo | 9.211 | - |
| Costos financieros | 1.229.288 | 2.046.983 |
| Ingresos financieros | (207.003) | (245.205) |
| Depreciación | 4.352.796 | 5.676.907 |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | 15.342.396 | 14.600.711 |
| Cambios en activos y pasivos operacionales: | | |
| Disminución (aumento) en: | | |
| Efectos y cuentas por cobrar | (3.309.469) | (7.758.211) |
| Anticipos a proveedores | 3.020 | 1.241.066 |
| Inventarios | 17.972.891 | 17.461.638 |
| Gastos pagados por anticipado | 37.680 | 218.643 |
| Aumento (disminución) en: | | |
| Cuentas por pagar | (14.758.963) | (3.952.370) |
| Apartado para prestaciones por antigüedad, neto de pagos | 1.482.529 | 1.409.281 |
| Efectivo provisto por las actividades operacionales | 16.770.084 | 23.220.758 |
| Intereses pagados | (353.513) | (2.028.282) |
| Intereses cobrados | 197.792 | 245.205 |
| Impuestos pagados | (2.914.508) | (986.140) |
| Efectivo neto provisto por las actividades operacionales | 13.699.855 | 20.451.541 |
| ACTIVIDADES DE INVERSIÓN: | | |
| Aumento en inversiones disponibles para la venta | - | 7.914.592 |
| Adquisición de propiedades, planta y equipo | 821.580 | (216.866) |
| Efectivo neto provisto (usado) por las actividades de inversión | 821.580 | 7.697.726 |
| ACTIVIDADES DE FINANCIAMIENTO: | | |
| Aumento en préstamos a corto plazo | (8.624.538) | (13.819.379) |
| Importe de la emisión de papeles comerciales | 11.208.693 | 7.000.000 |
| Amortización de papeles comerciales | (11.396.410) | (2.946.531) |
| Dividendos en efectivo | (6.295) | (7.984.439) |
| Efectivo neto usado por las actividades de financiamiento | (8.818.550) | (17.750.349) |
| AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | 5.702.885 | 10.398.918 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO | 23.889.943 | 16.111.833 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO | 29.592.828 | 26.510.751 |

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS TRIMESTRES TERMINADOS EL 31 DE MARZO DE 2007 Y 2006 (En miles de bolívares)**

## 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

***Políticas contables significativas*** – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,

- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de marzo de 2007 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:



| **Entidad** | **% de derechos a voto** | **Razón por la que no se considera Asociada** |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | Años |
|---|---|
| Edificios | 10-30 |
| Maquinarias y equipos | 7-20 |
| Vehículos | 3-6 |
| Muebles, enseres y otros | 3-5 |

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y

prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos

según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 31 de marzo de 2007 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos

procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.



Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

## 2 INFORMACIÓN POR SEGMENTOS DE NEGOCIO

*Criterios de segmentación*

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

*Segmentos principales de negocio*

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2006; teniendo en

cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.



En los ejercicios 2007 y 2006, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

***Papel impresión, escritura y embalaje*** – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

***Papel tissue*** – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

***Servicios y alquileres*** – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

***Corporativos*** – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

*Segmento geográfico*

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

***Bases y metodología de la información por segmentos de negocio***

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el período de tres meses terminados el 31 de marzo 2007 y 2006 (en miles de bolívares):

## 2007

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 56.584.931 | 60.845.198 | 1.010.571 | - | 118.440.700 |
| Ventas de exportación | 27.524 | - | - | - | 27.524 |
| Ventas entre segmentos - local | - | - | 3.029.534 | (3.029.534) | - |
| Ventas entre segmentos - exportación | 80.126 | 223.970 | | (304.096) | - |
| Total ingresos | 56.692.581 | 61.069168 | 4.040.105 | (3.333.630) | 118.468.224 |
| Costos y gastos | 54.631.093 | 52.449.777 | 3.720.332 | (3.372.234) | 107.428.968 |
| Resultado de operación | 2.061.488 | 8.619.391 | 319.773 | 38.604 | 11.039.256 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | 461.648 |
| Ingresos financieros | - | - | - | - | 197.792 |
| Gastos financieros y otros | - | - | - | - | (1.283.614) |
| Resultados antes de impuestos | - | - | - | - | 10.415.082 |
| Resultado después de impuestos | - | - | - | - | 10.757.200 |
| Depreciación | 2.016.958 | 1.988.949 | 346.889 | - | 4.352.796 |
| Inversiones de capital | 204.034 | 65.343 | - | - | 269.377 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 273.855.490 | 248.527.337 | 54.658.216 | (40.177.046) | 536.863.997 |
| Activos por segmentos corporativos | - | - | - | - | 36.023.317 |
| Participaciones en empresas asociadas | 4.428.518 | - | - | - | 4.428.518 |
| Activos corporativos no distribuidos | - | - | - | - | 24.072.835 |
| Activo total consolidado | | | | | 601.388.667 |
| Pasivo | | | | | |
| Pasivos por segmentos | 47.170.131 | 35.676.794 | 17.079.828 | (41.147.046) | 58.779.707 |
| Pasivos por segmentos corporativos | - | - | - | - | 92.930.766 |
| Pasivos corporativos no distribuidos | - | - | - | - | 52.260.155 |
| Pasivo total consolidado | | | | | 203.970.628 |

## 2006

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 43.815.478 | 48.662.639 | 778.200 | - | 93.256.317 |
| Ventas de exportación | 315.620 | 3.464.257 | - | - | 3.779.877 |
| Ventas entre segmentos - local | - | - | 1.003.540 | (1.003.540) | - |
| Ventas entre segmentos - exportación | - | 1.465.826 | - | (1.465.826) | - |
| Total ingresos | 44.131.098 | 53.592.722 | 1.781.740 | (2.469.366) | 97.036.194 |
| Costos y gastos | 41.188.024 | 47.638.020 | 1.548.010 | (2.457.024) | 87.917.030 |
| Resultado de operación | 2.943.074 | 5.954.702 | 233.730 | (12.342) | 9.119.164 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | 132.843 |
| Ingresos financieros | - | - | - | - | 245.205 |
| Gastos financieros y otros | - | - | - | - | (2.772.795) |
| Resultados antes de impuestos | - | - | - | - | 6.724.417 |
| Resultado después de impuestos | - | - | - | - | 7.263.305 |
| Depreciación | 1.930.572 | 3.730.454 | 15.881 | - | 5.676.907 |
| Inversiones de capital | 216.866 | - | - | - | 216.866 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 254.358.507 | 254.298.078 | 40.860.373 | (24.637.984) | 524.878.974 |
| Activos por segmentos corporativos | - | - | - | - | 5.584.706 |
| Participaciones en empresas asociadas | 1.173.138 | - | - | - | 1.173.138 |
| Activos corporativos no distribuidos | - | - | - | - | 70.706.878 |
| Activo total consolidado | | | | | 602.343.696 |
| Pasivo | | | | | |
| Pasivos por segmentos | 37.402.639 | 29.908.053 | 5.088.877 | (25.607.984) | 46.791.585 |
| Pasivos por segmentos corporativos | - | - | - | - | 71.885.558 |
| Pasivos corporativos no distribuidos | - | - | - | - | 53.353.906 |
| Pasivo total consolidado | | | | | 172.031.049 |

## 3 EVENTO SUBSECUENTE

**Patrimonio.**

***Dividendos en efectivo.***

Con fecha 27 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 ,00 por acción.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, April 30, 2007.

Messrs.

**NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV**

Present.-

**Attn. National Securities Registry**

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at March 31, 2007 and 2006 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Balance Sheet at March 31, 2007 and December 31, 2005 based on the International Financial Reporting Standards (IFRS).

3. Interim Consolidated Statements of Equity Accounts Movements at March 31, 2007 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at March 31, 2006 based on the International Financial Reporting Standards (IFRS).

5. Interim Consolidated Statements of Cash Flows for the term comprised from January the 1st to December 31st, for the years 2007 and 2006, based on the International Financial Reporting Standards (IFRS).

5. Notes to the consolidated financial statements for the semesters ended at December 31, 2007 and 20065.

6. Consolidated Income Statement for the three-month period ended at March 31, 2007 and 2006.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17-----------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

FOR THE THREE-MONTH TERM ENDED AT MARCH 31, 2007 AND 2006

INTERIM

(Stated in thousand bolivars)

| | 2007 | 2006 |
|---|---|---|
| ASSETS | | |
| NON CURRENT ASSETS: | | |
| Property, plant and equipment – Net | 408,340,404 | 427,440,361 |
| Stockholdings in associations and joint business | 4,428,518 | 1,173,138 |
| Total non-current assets | 412,768,922 | 428,613,499 |
| CURRENT ASSETS: | | |
| Expenses paid in advance | 938,599 | 893,291 |
| Inventories | 48,491,848 | 40,049,492 |
| Advances to suppliers | 1,658,162 | 2,278,997 |
| Bills and accounts receivable - net | 107,718,765 | 103,095,482 |

| | | |
|---|---|---|
| Investments available for sale | 219,543 | 902,184 |
| Cash and cash equivalent | 29,592,828 | 26,510,751 |
| Total current assets | 188,619,745 | 173,730,197 |
| TOTAL | 601,388,667 | 602,343,696 |
| SHAREHOLDER'S EQUITY AND LIABILITIES | | |
| SHAREHOLDER'S EQUITY: | | |
| Capital stock | 69,632,690 | 69,632,690 |
| Accumulated result from translation of affiliate and joint business abroad | 206,308 | 206,308 |
| Retained earnings: | | |
| Legal reserve | 6,963,269 | 6,963,269 |
| Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries | 119,593,551 | 119,593,551 |
| Undistributed | 201,623,316 | 234,432,734 |
| Non realization of results in investments | (601,095) | (515,905) |
| Total shareholders' equity | 397,418,039 | 430,312,647 |
| NON CURRENT LIABILITIES: | | |
| Provision for severance benefits, net of long-term advances | 5,541,656 | 5,655,047 |
| Deferred tax income | 44,872,027 | 52,932,505 |
| Total non current liabilities | 50,413,683 | 58,587,552 |
| CURRENT LIABILITIES: | | |
| Provision for severance benefits, net of short-term advances | 6,003,461 | 3,196,121 |
| Commercial papers | 11,883,600 | 7,000,000 |
| Short-term loans | 29,746,211 | 33,219,307 |
| Dividends payable | 13,694,679 | 749,070 |
| Income tax payable | 550,781 | 385,823 |
| Accounts payable | 91,678,213 | 68,893,176 |

| | | |
|---|---|---|
| Total current liabilities | 153,556,945 | 113,443,497 |
| Total liabilities | 203,970,628 | 172,031,049 |
| TOTAL | 601,388,667 | 602,343,696 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT MARCH THE 31ST, 2007 AND 2006

INTERIM

(Stated in thousand bolivars)

| | 2007 | 2006 |
|---|---|---|
| Income from sales | 118,468,224 | 97,036,194 |
| Sale costs | 94,004,487 | 76,361,770 |
| Gross income | 24,463,737 | 20,674,424 |
| Cost and expenses: | | |
| Sales expenses | 8,629,136 | 6,854,408 |
| Overheads and administrative expenses | 4,804,556 | 4,700,852 |
| Income from selling assets | (9,211) | - |
| | 13,424,481 | 11,555,260 |
| Operating income | 11,039,256 | 9,119,164 |
| Participation in results from joint business | 461,648 | 132,843 |
| Financial costs | (1,229,288) | (2,046,983) |
| Financial income | 197,792 | 245,205 |
| Exchange differences – net | (4,670) | (47,169) |
| Loss in swap operations with securities | - | (169,550) |
| Loss in sale of investments available for sale | - | (412,343) |
| Other income (expenditure): | | |
| Tax debit bank | (49,656) | (96,750) |
| Others – net | (624,174) | (2,394,747) |

| | 2007 | 2006 |
|---|---|---|
| Income before taxes | 10,415,082 | 6,724,417 |
| Income tax | 342,118 | 538,888 |
| Net income | 10,757,200 | 7,263,305 |
| Net income per share: | | |
| Basic | 4.69 | 3.17 |
| Diluted | 4.69 | 3.17 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller-------------------------------------------------------------------

(Next there is the Condensed Consolidated Statements of Movements in Equity Accounts for the three-month period ended at March 31, 2007. There is also the Condensed Consolidated Statements of Movements in Equity Accounts for the three-month period ended at March 31, 2006) ---------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2007 AND 2006 INTERIM

(Stated in thousand bolivars)

| | 2007 | 2006 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net earnings | 10,757,200 | 7,263,305 |
| Adjustments to reconcile the net income with the cash provided for by the operating activities: | | |
| Exchange differences – net | 4,670 | 47,169 |
| Participation in results from joint business | (461,648) | (132,843) |
| Deferred income tax | (1,398,118) | (1,617,103) |
| Provision for taxes | 1,056,000 | 1,078,215 |
| Realized results in investments | - | 483,283 |
| Results from selling property, plant and equipment | 9,211 | - |
| Financial costs | 1,229,288 | 2,046,983 |
| Financial income | (207,003) | (245,205) |

| | | |
|---|---|---|
| Depreciation | 4,352,796 | 5,676,907 |
| Operating cash flows before movements of working capital | 15,342,396 | 14,600,711 |
| Movements of working capital: | | |
| Reduction (increase) in: | | |
| Bills and accounts receivable | (3,309,469) | (7,758,211) |
| Advances to suppliers | 3,020 | 1,241,066 |
| Inventories | 17,972,891 | 17,461,638 |
| Expenses paid in advance | 37,680 | 218,643 |
| Increase (reduction)in: | | |
| Accounts payable | (14,758,963) | (3,952,370) |
| Provision for severance benefits, net of payments | 1,482,529 | 1,409,281 |
| Cash provided for operating activities | 16,770,084 | 23,220,758 |
| Paid interests | (353,513) | (2,028,282) |
| Collected interests | 197,792 | 245,205 |
| Paid taxes | (2,914,508) | (986,140) |
| Net cash provided for operating activities | 13,699,855 | 20,451,541 |
| INVESTMENT ACTIVITIES: | | |
| Increase in investments available for sale | - | 7,914,592 |
| Sales of property, plant and equipment | 821,580 | (216,866) |
| Net cash provided for (used in) investment activities | 821,580 | 7,697,726 |
| FINANCING ACTIVITIES: | | |
| Increase in short-term loans | (8,624,538) | (13,819,379) |
| Cost of commercial papers issuing | 11,208,693 | 7,000,000 |
| Amortization of commercial papers | (11,396,410) | (2,946,531) |
| Cash dividends | (6,295) | (7,984,439) |
| Net cash used in financing activities | (8,818,550) | (17,750,349) |
| NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS | 5,702,885 | 10,398,918 |

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENT AT THE BEGINNING OF YEAR | 23,889,943 | 16,111,833 |
| CASH AND CASH EQUIVALENTS AT THE END OF YEAR | 29,592,828 | 26,510,751 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller———————————————————————

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

AT MARCH 31, 2007 AND DECEMBER 31, 2006

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Interim Preliminary

(Stated in thousand bolivars)

| | 2007 | 2006 |
|---|---|---|
| ASSETS | | |
| NON CURRENT ASSETS: | | |
| Property, plant and equipment – Net | 408,340,404 | 413,514,696 |
| Stockholdings in associations and joint business | 4,428,518 | 3,966,954 |
| Total non-current assets | 412,768,922 | 417,481,650 |
| CURRENT ASSETS: | | |
| Expenses paid in advance | 938,599 | 976,279 |
| Inventories | 48,491,848 | 66,464,739 |
| Advances to suppliers | 1,658,162 | 1,661,182 |
| Bills and accounts receivable - net | 107,718,765 | 104,409,296 |
| Investments available for sale | 219,543 | 219,543 |
| Cash and cash equivalent | 29,592,828 | 23,889,943 |
| Total current assets | 188,619,745 | 197,620,982 |
| TOTAL | | |
| SHAREHOLDER'S EQUITY AND LIABILITIES | | |
| SHAREHOLDER'S EQUITY: | | |

| | | |
|---|---|---|
| Capital stock | 69,632,690 | 69,632,690 |
| Accumulated result from translation of affiliate and joint business abroad | 206,308 | 206,308 |
| Retained earnings: | | |
| Legal reserve | 6,963,269 | 6,963,269 |
| Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries | 119,593,551 | 119,593,551 |
| Undistributed | 201,623,316 | 190,866,116 |
| Non-realization of results in investments | (601,095) | (601,095) |
| Total shareholders' equity | 397,418,039 | 386,660,839 |
| NON CURRENT LIABILITIES: | | |
| Provision for severance benefits, net of long-term advances | 5,541,656 | 4,826,028 |
| Deferred tax income | 44,872,027 | 46,270,145 |
| Total non current liabilities | 50,413,683 | 51,096,173 |
| CURRENT LIABILITIES: | | |
| Provision for severance benefits, net of short-term advances | 6,003,461 | 5,236,560 |
| Commercial papers | 11,883,600 | 11,396,409 |
| Short-term loans | 29,746,211 | 38,169,882 |
| Dividends payable | 13,694,679 | 13,700,974 |
| Income tax payable | 550,781 | 2,409,289 |
| Accounts payable | 91,678,213 | 106,432,506 |
| Total current liabilities | 153,556,945 | 177,345,620 |
| Total liabilities | 203,970,628 | 228,441,793 |
| TOTAL | 601,388,667 | 615,102,632 |

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2007 AND 2006**

**(Stated in thousand bolivars)**

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

***Adoption of the International Financial Reporting Standards (IFRS)*** – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

***Significant accounting policies*** – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at December 31, 2007 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the

Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

| Entity | % of Voting Rights | Reason why it is considered Associated |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | The Company does not have a significant influence on operations of the associated company. |
| Corporación Forestal Orinoco, C.A. | 33 | The Company does not have a significant influence on operations |

| | | |
|---|---|---|
| | | of the associated company. |
| Fibras Secundarias, S.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Central Cariaco | 25.62 | The Company does not have a significant influence on operations of the associated company. |

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

***Participation in joint business*** – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 7-20 |
| Automotive vehicles | 3-6 |
| Furniture, fittings and others | 3-5 |

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated

future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

*i.* ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing

expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

*j.* ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and

deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

***k.*** **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

***l. Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

***m. Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of

issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´

equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At December 31, 2007 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the

initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

*w.* **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

*x.* **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

***y. Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

## 2. INFORMATION BY BUSINESS SEGMENT

***Segmentation criteria***

Information by segments is structured based on the different Company business lines.

***Main business segments***

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2007 and 2006, the Company centered its activity in the following main business lines:

***Printing, writing and packing paper*** -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

***Tissue paper*** – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

***Services and rentals*** – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

***Corporate*** – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

***Geographic segment***

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

***Bases and methodology of information by business segment***

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2007 and 2006 (in thousand bolivars):

**2007**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income Statement** | | | | | |
| Local sales | 56,584,931 | 60,845,198 | 1,010,571 | - | 118,440,700 |
| Export sales | 27,524 | - | - | - | 27,524 |
| Sales among segments – local | - | - | - | (3,029,534) | - |
| Sales among segments – export | 80,126 | 223,970 | - | (304,096) | - |
| Total income | 56,692,581 | 61,069,168 | 4,040,105 | (3,333,630) | 118,468,224 |
| Costs and expenses | 54,631,093 | 52,449,777 | 3,720,332 | (3,372,234) | 107,428,968 |
| Operating results | 2,061,488 | 8,619,391 | 319,773 | 38,604 | 11,039,256 |
| Participation in results from joint-business companies | - | - | - | - | 461,648 |
| Financial income | - | - | - | - | 197,792 |
| Financial expenses and others | - | - | - | - | (1,283,614) |
| Results before taxes | - | - | - | - | 10,415,082 |
| Results after taxes | - | - | - | - | 10,757,200 |
| Depreciation | 2,016,958 | 1,988,949 | 346,889 | - | 4,352,796 |
| Capital investments | 204,034 | 63,343 | - | - | 269,377 |

| | | | | | |
|---|---|---|---|---|---|
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 273,855,490 | 248,527,337 | 54,658,216 | (40,177,046) | 536,863,997 |
| Assets per corporate segments | - | - | - | - | 36,023,317 |
| Participation in associated companies | 4,428,518 | - | - | - | 4,428,518 |
| Undistributed corporate assets | - | - | - | - | 24,072,835 |
| Total consolidated assets | | | | | 601,388,667 |
| Liabilities | | | | | |
| Liabilities by segments | 47,170,131 | 35,676,794 | 17,079,828 | (41,147,046) | 58,779,707 |
| Liabilities by corporate segments | - | - | - | - | 92,930,766 |
| Undistributed corporate liabilities | - | - | - | - | 52,260,155 |
| Total consolidated liabilities | - | | | | 203,970,628 |

**2006**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 43,815,478 | 48,662,639 | 778,200 | - | 93,256,317 |
| Export sales | 315,620 | 3,464,257 | - | - | 3,779,877 |
| Sales among segments – local | - | - | 1,003,540 | (1,003,540) | - |
| Sales among segments – export | - | 1,465,826 | - | (1,465,826) | - |
| Total income | 44,131,098 | 53,592,722 | 1,781,740 | (2,469,366) | 97,036,194 |
| Costs and expenses | 41,188,024 | 47,638,020 | 1,548,010 | (2,457,024) | 87,917,030 |
| Operating results | 2,943,074 | 5,954,702 | 233,730 | (12,342) | 9,119,164 |
| Participation in results from joint-business companies | - | - | - | - | 132,843 |

| | | | | | |
|---|---|---|---|---|---|
| Financial income | - | - | - | - | 245,205 |
| Financial expenses and others | - | - | - | - | (2,772,795) |
| Results before taxes | - | - | - | - | 6,724,417 |
| Results after taxes | - | - | - | - | 7,263,305 |
| Depreciation | 1,930,572 | 3,730,454 | 15,881 | - | 5,676,907 |
| Capital investments | 216,866 | - | - | - | 216,866 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 254,358,507 | 254,298,078 | 40,860,373 | (24,637,984) | 524,878,974 |
| Assets per corporate segments | - | - | - | - | 5,584,706 |
| Participation in associated companies | 1,173,138 | - | - | - | 1,173,138 |
| Undistributed corporate assets | - | - | - | - | 70,706,878 |
| Total consolidated assets | | | | | 602,343,696 |
| Liabilities | | | | | |
| Liabilities by segments | 37,402,639 | 29,908,053 | 5,088,877 | (25,607,984) | 46,791,585 |
| Liabilities by corporate segments | - | - | - | - | 71,885,558 |
| Undistributed corporate liabilities | - | - | - | - | 53,353,906 |
| Total consolidated liabilities | | | | | 172,031,049 |

**3. FURTHER EVENT**

***Shareholders´ Equity***

As of this April 27 of this year, the Shareholders' Equity agreed to decree a special cash dividend amounting to Bs.12.00 per share.

Translator's Note:

At the upper right margin of each of the nineteen (19) original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 April 30 PM 3:38. FILE. RECEIVED."------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 18th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
STATEMENTS OF CONDENSED MOVEMENTS IN EQUITY ACCOUNTS FOR THE THREE- MONTHS PERIOD ENDED AT MARCH 31, 2007
INTERIM
(Stated in thousand bolivars)

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital Stock | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries | Undistributed | Non-realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2006 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 190,866,116 | (601,095) | 386,660,839 |
| Loss directly recognized in equity | - | - | - | - | - | - | - |
| Net profit for the year | - | - | - | - | 10,757,200 | - | 10,757,200 |
| Total earnings an losses recognized for the year | - | - | - | - | 10,757,200 | - | 10,757,200 |
| Realization of results of investments available for sale | - | - | - | - | - | - | - |
| Decreed dividends | - | - | - | - | - | - | - |
| BALANCES AT MARCH 31, 2007 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 201,623,316 | (601,095) | 397,418,039 |

Maria Alejandra Maguhn
Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
STATEMENTS OF CONDENSED MOVEMENTS IN EQUITY ACCOUNTS FOR THE THREE- MONTHS PERIOD ENDED AT MARCH 31, 2006
INTERIM
(Stated in thousand bolivars)

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital Stock | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries | Undistributed | Non-realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2005 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 227,169,429 | (999,188) | 422,566,059 |
| Loss directly recognized in equity | - | - | - | - | - | - | - |
| Net profit for the year | - | - | - | - | 7,263,305 | - | 7,263,305 |
| Total earnings an losses recognized for the year | - | - | - | - | 7,263,305 | - | 7,263,305 |
| Realization of results of investments available for sale | - | - | - | - | - | 483,283 | 483,283 |
| Decreed dividends | - | - | - | - | - | - | - |
| BALANCES AT DECEMBER 31, 2006 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 234,432,734 | (515,905) | 430,312,647 |

Maria Alejandra Maguhn
Corporate Comptroller

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 24 de Abril de 2007.

**SEÑORES**
**COMISION NACIONAL DE VALORES**
**Oferta Pública de Títulos Valores**
**Ciudad.-**

COMISION NACIONAL DE VALORES
2007 APR 25 AM 10: 03
ARCHIVO
RECIBIDO

**Atención:** **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2006-I, Serie VI de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

**Marina Fioravanti**
**Gerente Corporativo de Tesorería**
**mfioravanti@manpa.com.ve**
**Tel. 901.2335 / 901.2329**
**Fax 901.2317**

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,00
Capital Pagado: Bs. 22.940.094.240,00
Capital Suscrito: Bs. 22.940.094.240,00

## OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2006-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 29 de Septiembre de 2.006 según Resolución No. 125-2006, por un monto máximo de Bs. 15.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 21 de Abril de 2.006 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 947 celebrada el 30 de Junio de 2.006
El Vicepresidente Corporativo de Finanzas de MANPA, el 24 de Abril de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 30 de Junio de 2.006, acordó la emisión de la presente serie:

### MONTO TOTAL DE LA SERIE VI
### BS. 3.100.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.100.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

**PRECIO DE COLOCACION: A Descuento**

**RENDIMIENTO**
**%**
**Base 360 Días**

**LUGAR Y FECHA DE EMISION: Caracas, 11 de Mayo de 2007**
**FECHA DE VENCIMIENTO: Caracas, 07 de Septiembre de 2007**
**PLAZO: 119 días**
**FORMA DE PAGO: Valor Nominal pagadero al vencimiento**

**CALIFICACION DE RIESGO**

| | |
|---|---|
| CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. | Categoría "A" Subcategoría "A2" |
| FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A | Categoría "A" Subcategoría "A2" |
| CLASIFICADORES ASOCIADOS S&S, C.A | Categoría "A" Subcategoría "A2" |

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.
El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

**COLOCACIÓN A MAYORES ESFUERZOS**
**AGENTE DE COLOCACION**

**VALORES VENCRED CASA DE BOLSA, S.A.**

**Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste**
**Telfs: 806.68.60 806.68.71**

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.
La colocación primaria de los títulos se iniciará el 11 de Mayo de 2.007, con un plazo de 15 días continuos.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 24 de Abril de 2007.

COMISION NACIONAL DE VALORES
2007 APR 25 AM 10:0?
ARCHIVO
RECIBIDO

**SEÑORES**
**COMISION NACIONAL DE VALORES**
**Oferta Pública de Títulos Valores**
**Ciudad.-**

**Atención:** **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2006-I, Serie V de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

**Marina Fioravanti**
**Gerente Corporativo de Tesorería**
**mfioravanti@manpa.com.ve**
**Tel. 901.2335 / 901.2329**
**Fax 901.2317**

COMISION NACIONAL DE VALORES

2007 ABR 25 AM 10: 02

ARCHIVO RECIBIDO

MANPA

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

# OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2006-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 29 de Septiembre de 2.006 según Resolución No. 125-2006, por un monto máximo de Bs. 15.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 21 de Abril de 2.006 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 947 celebrada el 30 de Junio de 2.006
El Vicepresidente Corporativo de Finanzas de MANPA, el 24 de Abril de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 30 de Junio de 2.006, acordó la emisión de la presente serie:

## MONTO TOTAL DE LA SERIE V
## BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

**PRECIO DE COLOCACION: A Descuento** **RENDIMIENTO**

**LUGAR Y FECHA DE EMISION: Caracas, 07 de Mayo de 2007** **%**
**FECHA DE VENCIMIENTO: Caracas, 04 de Octubre de 2007** **Base 360 Días**
**PLAZO: 150 días**
**FORMA DE PAGO: Valor Nominal pagadero al vencimiento**

**CALIFICACION DE RIESGO**

| | |
|---|---|
| CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. | Categoría "A" Subcategoría "A2" |
| FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A | Categoría "A" Subcategoría "A2" |
| CLASIFICADORES ASOCIADOS S&S, C.A | Categoría "A" Subcategoría "A2" |

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.
El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

**COLOCACIÓN A MAYORES ESFUERZOS**
**AGENTE DE COLOCACION**

**VALORES VENCRED CASA DE BOLSA, S.A.**

**Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste**
**Telfs: 806.68.60 806.68.71**

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.
La colocación primaria de los títulos se iniciará el 07 de mayo de 2.007, con un plazo de 15 días continuos.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2007

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear sirs:

Enclose hereto please find one (1) copy and three (3) original of the newspaper ad corresponding to issue 2006-I, Series VI of Commercial Papers at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317------------------------------------------------------------------------------------

[Logotype of MANPA]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

**PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER**

**ISSUE 2006-I**

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of September 29, 2006 as per Resolution No.125-2006 for the amount of Bs.15,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 21, 2006 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 947 held on June 30, 2006.

On April 24, 2007 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 30, 2006 agreed the issue of the present series:

**TOTAL AMOUNT OF SERIES VI**

**Bs.3,100,000,000.oo**

The present series is represented by a Sole Bond amounting to Bs.3,100,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

| | |
|---|---|
| **PLACEMENT PRICE:** | **At discount** |
| **PLACE AND DATE OF ISSUANCE:** | **YIELDING %** |
| **Caracas, May 11, 2007** | |
| **MATURITY DATE: Caracas, September 7, 2007** | **360-day basis** |
| **TERM:** | **119 days** |

**PAYMENT FASHION:** **Par value payable upon maturity**

| |
|---|
| CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"<br>FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A2"<br>CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2" |

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

**PLACEMENT AT BIGGER EFFORTS**

**PLACEMENT AGENT : VALORES VENCRED CASA DE BOLSA, S.A.**

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on May 11, 2007 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.------------------------------------------------------------------------

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. April 25 A.M. 10:03. FILE RECEIVED." ---------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2007

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear sirs:

Enclose hereto please find one (1) copy and three (3) original of the newspaper ad corresponding to issue 2006-I, Series V of Commercial Papers at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317---------------------------------------------------------------------------------

[Logotype of MANPA]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

**PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER**

**ISSUE 2006-I**

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of September 29, 2006 as per Resolution No.125-2006 for the amount of Bs.15,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 21, 2006 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 947 held on June 30, 2006.

On April 24, 2007 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 30, 2006 agreed the issue of the present series:

**TOTAL AMOUNT OF SERIES V**

**Bs.3,000,000,000.oo**

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

| | |
|---|---|
| **PLACEMENT PRICE:** | **At discount** |
| **PLACE AND DATE OF ISSUANCE:** | **YIELDING %** |
| **Caracas, May 7, 2007** | |
| **MATURITY DATE: Caracas, October 4, 2007** | **360-day basis** |
| **TERM:** | **150 days** |

INTERPRETE PUBLICO JUDITH Y. HERNANDEZ

**PAYMENT FASHION:** **Par value payable upon maturity**

| |
|---|
| CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2" |
| FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A2" |
| CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2" |

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

**PLACEMENT AT BIGGER EFFORTS**

**PLACEMENT AGENT : VALORES VENCRED CASA DE BOLSA, S.A.**

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on May 7, 2007 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.------------------------------------------------------------------------

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. April 25 A.M. 10:02. FILE RECEIVED." ---------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, May 11, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Complying with the provisions set forth in the Standards Related to Periodical or Occasional Information that People Subject to Control by the National Securities and Exchange Commission need to submit, we attach hereto Form CNV-FG008 corresponding to "Decree and/or Payment of Dividends."

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 0212 9012245 Fax 0212 901 23 17

(Next there is a tax return)

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. May 4 P.M. 3:19. FILE RECEIVED." ------------

The foregoing is the true and exact translation of the attached copy of the document **IN WITNESS WHEREOF** I have hereunto set my hand and affixed my seal in Caracas, today, May 24th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

C.N.V. - FG008

| REPUBLIC OF VENEZUELA<br>NATIONAL SECURITIES COMMISSION<br><br>**TAX RETURN:**<br>DECREE AND/OR PAYMENT OF DIVIDENDS AND FORWARDING PERIODICAL OR OCCASIONAL INFORMATION (IN COMPLIANCE WITH ARTICLES 21 AND 125 OF THE CAPITAL MARKET LAW) | "NATIONAL SECURITIES COMMISSION<br>MAY 4, 2007 3:19 PM<br>FILE RECEIVED" | **No.** 0300<br><br>TYPE OF DECREED DIVIDEND<br>ORDINARY [X]<br>EXTRAORDINARY [ ] |
|---|---|---|

**1. COMPANY NAME**

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

| 2. CODE | 3. TELEPHONE NUMBER(S): | 4. ADDRESS: Avenida Francisco de Miranda Torre Country Club, |
|---|---|---|
| | (0212) 9012245 | Piso 12 |

| 5. MAIN FINANCIAL ACTIVITY | 6. CAPITAL STOCK | |
|---|---|---|
| PAPER PRODUCTION AND CONVERSION | SUBSCRIBED | PAID-IN |
| 7. NUMBER OF SHAREHOLDERS | 22,940,094,240 | 22,940,094,240 |

| 8. DIVIDEND DECREED BY: | | STATUTORY BASIS | 9. DATES | | |
|---|---|---|---|---|---|
| SHAREHOLDERS' MEETING | [X] | | DECREE | RECORD | OF PAYMENTS |
| | | | 04/27/07 | 05/07/07 | 05/14/07 |
| BOARD OF DIRECTORS | [ ] | | | | |

| 10. FIRST TIME FILING A TAX RETURN | 11. COMPANY CATEGORY |
|---|---|
| YES NO X | CIA. ANONIMA O SAICA O MUTUAL FUND O SACA X<br>MUTUAL FUND Administrator OTHER: O |

**12. PROFIT SHARING DISTRIBUTION**

| | | FISCAL YEARS | | | | | |
|---|---|---|---|---|---|---|---|
| | | PREVIOUS | | | DECREED | | |
| FOR THE PERIOD | FROM | 01 | 01 | 2005 | 01 | 01 | 2006 |
| | UNTIL | 12 | 31 | 2005 | 12 | 31 | 2006 |

| | PREVIOUS | DECREED |
|---|---|---|
| I NET PROFIT BEFORE PARTICIPATION IN THE ADMINISTRATING BOARD MBS. | 31,100,363 | 30,393,734 |
| LESS a) INCOME TAX MBS. | 4,377,017 | -476,054 |
| b) LEGAL RESERVE(S) MBS. | | |
| II NET INCOME AFTER DEDUCTIONS (a b.) MBS. | 35,477,380 | 29,917,680 |
| LESS: COMPENSATION DEFICIT PREVIOUS FISCAL YEAR(S) | | |
| III NET PROFIT TAKEN AS BASE FOR THE DECREE | | |

| DECREED AND PAID-IN DIVIDENDS | FISCAL YEARS | | | | | |
|---|---|---|---|---|---|---|
| | IMMEDIATE BEFORE | | | | DECREED | |
| | TOTAL DECREED | | TOTAL PAID AT THE DATE OF THIS TAX RETURN | | DECREED | |
| FOR THE FISCAL YEAR | FROM 1/1/2005 | | | | 01 01 2006 | |
| | UNTIL 12/31/2005 | | | | | |
| | AMOUNT | % | AMOUNT | % | AMOUNT | % |
| IV. CASH PREFERRED SHARES | | | | | | |
| V. CASH COMMON SHARES | 66,526,276,296 | | 66,526,276,296 | | 27,528,113,088 | |
| TOTAL CASH DIVIDEND | 66,526,276,296 | | 66,526,276,296 | | 27,528,113,088 | |
| VI. SHARE DIVIDEND | | | | | | |
| VII. OTHER TYPE OF DIVIDEND | | | | | | |
| TOTAL DIVIDEND | 66,526,276,296 | | 66,526,276,296 | | 27,528,113,088 | |

| CASH DIVIDEND | ACCUMULATED BEFORE PREVIOUS TAX (FROM 1969) | FROM PREVIOUS FISCAL YEAR | TOTAL ACCUMULATED |
|---|---|---|---|
| a) Decreed dividend | | | |
| b) Unpaid decreed dividend | | | |
| PERCENTAGE (A+B) | | | |

EXPLAIN WHY THE COMPANY HAS NOT FULLY OR PARTIALLY PAID DIVIDENDS, IF APPLIES.

13. IF THE COMPANY WERE EXEMPTED BY THE NATIONAL SECURITIES COMMISSION IN VIEW OF ARTICLE 126 OF THE CAPITAL MARKET LAW INDICATE RESOLUTION No. ________________ DATE OF RESOLUTION____________

14. DOES THE COMPANY HAVE ANY TAX INCENTIVE ? YES___ NO____ DATE OF INCENTIVE

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 11 de mayo de 2007.

Señores
**COMISION NACIONAL DE VALORES**
Ciudad.-

Atención: Registro Nacional de Valores

Cumpliendo con lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores, anexo a la presente encontrarán la Planilla CNV-FG008 correspondiente a "Decreto y/o Pago de Dividendos"

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax : 0212 901 23 17

C.N.V. - FG008

REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

**DECLARACION SOBRE:**
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES).

COMISION NACIONAL DE VALORES
2007 MAY -4 PM 3: 19
ARCHIVO RECIBIDO

Nº 0300

No. ____________

TIPO DE DIVIDENDO DECRETADO

ORDINARIO [X]

EXTRAORDINARIO [ ]

1. NOMBRE DE LA EMPRESA
**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

| | | |
|---|---|---|
| 2. CODIGO | 3. NUMERO(S) DE TELEFONO: (0212) 9012245 | 4. DIRECCION: AV. FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 12 |

5. PRINCIPAL ACTIVIDAD ECONOMICA
PRODUCCION Y CONVERSION DE PAPEL

7. NUMERO DE ACCIONISTAS
2.294.009.424

| 6. CAPITAL SOCIAL | |
|---|---|
| SUSCRITO | PAGADO |
| 22.940.094.240 | 22.940.094.240 |

8. DIVIDENDO DECRETADO POR:
Asamblea Accionistas [X]
Junta Directiva [ ]

FUNDAMENTO ESTATUTARIO

| 9. FECHAS | | | | |
|---|---|---|---|---|
| DECRETO | REGISTRO | DE PAGOS | | |
| 27/4/07 | 7/5/07 | 14/05/07 | | |

10. PRIMERA VEZ QUE DECLARA SI [ ] NO [X]

11. FORMA DE SOCIEDAD: CIA. ANONIMA [ ] SAICA [ ] FONDO MUTUAL [ ] SACA [X]
ADMINISTADORA DE FONDO MUTUAL [ ] OTRA: ____________

| 12. DISTRIBUCION DE LA UTILIDAD: | | POR EL PERIODO | DESDE / HASTA | EJERCICIOS ANTERIOR | | | EJERCICIOS DECRETADO | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | DESDE | 01 | 01 | 2005 | 01 | 01 | 2006 |
| | | | HASTA | 31 | 12 | 2005 | 31 | 12 | 2006 |
| I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA | MBs | | | 31.100.363 | | | 30.393.734 | | |
| MENOS a) IMPUESTO SOBRE LA RENTA | MBs | | | 4.377.017 | | | - 476.054 | | |
| b) RESERVA(S) LEGAL(ES) | | | | | | | | | |
| II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.) | MBs | | | 35.477.380 | | | 29.917.680 | | |
| MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES) | | | | | | | | | |
| III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO | | | | | | | | | |

| DIVIDENDOS DECRETADOS Y PAGADOS | POR EL EJERCICIO | DESDE / HASTA | INMEDIATO ANTERIOR: TOTAL DECRETADO | | | | TOTAL PAGADO A LA FECHA DE ESTA DECLARACION | | DECRETADO | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | DESDE | 01 | 01 | 2005 | | | | 01 01 2006 | |
| | | HASTA | 31 | 12 | 2005 | | | | | |
| | | | MONTO | | | % | MONTO | % | MONTO | % |
| IV. EFECTIVO ACCIONES PREFERIDAS | | | | | | | | | | |
| V. EFECTIVO ACCIONES COMUNES | | | 66.526.276.296 | | | | 66.526.276.296 | | 27.528.113.088 | |
| TOTAL DIVIDENDO EN EFECTIVO | | | 66.526.276.296 | | | | 66.526.276.296 | | 27.528.113.088 | |
| VI. DIVIDENDO EN ACCIONES | | | | | | | | | | |
| VII. OTRO TIPO DE DIVIDENDO | | | | | | | | | | |
| TOTAL DIVIDENDO | | | 66.526.276.296 | | | | 66.526.276.296 | | 27.528.113.088 | |

| DIVIDENDO EN EFECTIVO | ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969) | DEL EJERCICIO ANTERIOR | TOTAL ACUMULADO |
|---|---|---|---|
| a) Dividendo Decretado | | | |
| b) Dividendo Decretado no Pagado | | | |
| PORCENTAJE (a + b) | | | |

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

____________

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ____________ FECHA DE LA RESOLUCION ____________

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI [ ] NO [ ] FECHA DE INICIO DEL INCENTIVO ____________
INDIQUE EL TIPO Y FUENTE DEL INCENTIVO ____________

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Fifth Series of issue of Commercial Papers 2006-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317------------------------------------------------------------------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2007.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated June 30, 2006 do hereby declare that:

The conditions, fashions and other matters for the Fifth Series of Issue of Commercial Papers 2006-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Fifteen Thousand Million Bolivars (Bs.15,000,000,000.00).

Total amount of the Second Series:

Three Thousand Million Bolivars (Bs.3,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, May 7, 2007.

Maturity Date:

Caracas, October 4, 2007.

Term:

150 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012219.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on May 7, 2007 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from May 7, 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317-----------------------------------------------------------

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2007. April 25 A.M. 10:04. FILE RECEIVED." -----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 24 de Abril de 2007.

COMISION NACIONAL DE VALORES
2007 APR 25 AM 10: 06
ARCHIVO
RECIBIDO

**SEÑORES**
**COMISION NACIONAL DE VALORES**
**Ciudad.-**

**Atención:** **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Quinta Serie de la emisión de Papeles Comerciales 2006-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

**Marina Fioravanti**
**Gerente Corporativo de Tesorería**
**mfioravanti@manpa.com.ve**
**Tel. 901.2335 / 901.2329**
**Fax 901.2317**

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190 - (0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

CONSIGNACIONES DE VALORES
2007 APR 25 AM 10: 06
ARCHIVO
RECIBIDO

Caracas, 24 de Abril de 2007.

**CERTIFICACION**

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 30 de junio de 2006 declaro:

Las condiciones, modalidades y demás para la Quinta Serie de la emisión de Papeles Comerciales 2006-I son las siguientes:

| | |
|---|---|
| **Títulos:** | Papeles Comerciales al Portador |
| **Monto total autorizado de la emisión:** | Quince Mil Millones de Bolívares con 00/100 (Bs. 15.000.000.000,00) |
| **Monto total de la Quinta Serie :** | Tres Mil Millones de Bolívares con 00/100 (Bs. 3.000.000.000,00) |
| **Tipo de colocación:** | Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A. |

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

| | |
|---|---|
| **Lugar y fecha de emisión:** | Caracas, 07 de Mayo de 2007 |
| **Fecha de vencimiento:** | Caracas, 04 de Octubre de 2007. |
| **Plazo:** | 150 días |
| **Precio de la colocación:** | A descuento |

COMISION NACIONAL DE VALORES
2007 APR 25 AM 10: 06
ARCHIVO
RECIBIDO

| | |
|---|---|
| **Rendimiento:** | El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360) |
| **Lugar de pago:** | El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012219 |

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 07 de Mayo de 2007 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

| | |
|---|---|
| **Plazo de oferta:** | Quince (15) días continuos a partir del 07 de Mayo de 2007. |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Juan Antonio Lovera**
**Vicepresidente Corporativo de Finanzas**
**jlovera@manpa.com.ve**
**Teléfono: 901 23 35 FAX: 901 23 17**

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club. Piso 12
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 24 de Abril de 2007.

COMISION NACIONAL DE VALORES
2007 APR 25 AM 10: 05
ARCHIVO
RECIBIDO

**SEÑORES**
**COMISION NACIONAL DE VALORES**
**Ciudad.-**

**Atención:** **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Sexta Serie de la emisión de Papeles Comerciales 2006-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

**Marina Fioravanti**
**Gerente Corporativo de Tesorería**
**mfioravanti@manpa.com.ve**
**Tel. 901.2335 / 901.2329**
**Fax 901.2317**

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243)-2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401265 - 2401376 - 2401309
**Transporte** ALPES C.A
Teléfonos: (0243) 2474910 - 2401360

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve



Caracas, 24 de Abril de 2007.

**CERTIFICACION**

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 30 de junio de 2006 declaro:

Las condiciones, modalidades y demás para la Sexta Serie de la emisión de Papeles Comerciales 2006-I son las siguientes:

| | |
|---|---|
| **Títulos:** | Papeles Comerciales al Portador |
| **Monto total autorizado de la emisión:** | Quince Mil Millones de Bolívares con 00/100 (Bs. 15.000.000.000,00) |
| **Monto total de la Quinta Serie :** | Tres Mil Cien Millones de Bolívares con 00/100 (Bs. 3.100.000.000,00) |
| **Tipo de colocación:** | Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A. |

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.100.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

| | |
|---|---|
| **Lugar y fecha de emisión:** | Caracas, 11 de Mayo de 2007 |
| **Fecha de vencimiento:** | Caracas, 07 de Septiembre de 2007. |
| **Plazo:** | 119 días |
| **Precio de la colocación:** | A descuento |

2007 APR 25 AM 10: 03

ARCHIVO
RECIBIDO

**Rendimiento:** El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

**Lugar de pago:** El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012219

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 11 de Mayo de 2007 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

**Plazo de oferta:** Quince (15) días continuos a partir del 11 de Mayo de 2007.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Juan Antonio Lovera**
**Vicepresidente Corporativo de Finanzas**
**jlovera@manpa.com.ve**
**Teléfono: 901 23 35 FAX: 901 23 17**

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Sixth Series of issue of Commercial Papers 2006-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--------------------------------------------------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2007.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated June 30, 2006 do hereby declare that:

The conditions, fashions and other matters for the Sixth Series of Issue of Commercial Papers 2006-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Fifteen Thousand Million Bolivars (Bs.15,000,000,000.00).

Total amount of the Second Series:

Three Thousand One Hundred Million Bolivars (Bs.3,100,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,100,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, May 11, 2007.

Maturity Date:

Caracas, September 7, 2007.

Term:

119 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012219.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on May 11, 2007 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from May 11, 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317-------------------------------------------------------

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2007. April 25 A.M. 10:03. FILE RECEIVED." ---------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, April 27, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting as of April 27, 2007 approved decreeing an ordinary cash dividend amounting to Twelve Bolivars (Bs.12.00) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.959 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from May 14, 2007 (effective date of registry with benefit) to those shareholders registered on May 7, 2007 (limit date of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on April 29, 2007.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.

PUBLICO

- Certification of the Minutes of General Shareholders´ Meeting dated April 27, 2007.
- Certification of the Minutes of the Board of Directors No.959 dated April 27, 2007.
- Publication of the Notification of Shareholders´ Meeting and of the prior notice to shareholders.
- Income statement for the year ended at December 31, 2006.
- Statement of Movements in Shareholders´ Equity Account for the year ended at December 31, 2006.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. ------------------------------------------------------------------------------------------

**[Logotype of Manpa]**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**DIVIDEND**

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.959 dated April 27, 2007 decided to set the record date and payment of dividends, giving effect to that approved as of April 27, 2007 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2006 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on May 7, 2007 (limit transaction date with benefit), payable on the fifth business day following that date, that is from May 14, 2007 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 29, 2007. (signed) Illegible. ------------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A.** (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 27, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Seventh (27th) day of April of the year Two Thousand Seven (2007) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 22, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF J-00023530-9. NOTICE . Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration. **3.** Considering the

proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Caracas, April 22, 2007. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **one thousand nine hundred sixty-seven million two hundred fifty-two thousand twenty-three (1,967,252,023) shares**, that is, more than eighty-five percent (85%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the

Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item** of the notice – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors**. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them.

Immediately, the **Second Item** of the notice was considered, that is, **appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus Lic. Jacobo Cohen becoming elected as **First Main Statutory Auditor**, who is registered with the College of Administrators under No.12.915 and as his **substitute** Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders Thus, **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately

thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to Two Million Bolivars (Bs.2,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Third Item** of the notice was considered, that is**, considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fourth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue**. If the project is approved, considering and resolving about appointment and remuneration of the temporary common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all

the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year. Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fifth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and

Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Then, the **Sixth Item** was considered, that is, **agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders´ Meeting and the attending shareholders unanimously approved it. The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Seventh (27th) day of March of the year Two Thousand Seven (2007).

INTERPRETE PUBLICO

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. ------------------------------------------------------------------------------------------------

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

| | |
|---|---|
| Total Shareholders: | 2,294,009,424 |
| Attending Shareholders: | 1,967,252,023 |
| % Quorum: | 85,756 |
| Total Shareholders Type "A": | 2,294,009,424 |
| Total Shareholders Type "A" Attending : | 1,967,252,023 |
| % Quorum Type "A" | 85,756 |

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 27/04/2007

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| ABRAHAM KATOON HAROON | 3,000 | 0.000 |
| ATRAMIZ VALI ELIAS | 100,000 | 0.004 |
| BRACHO NOGUERA ALBERTO ACACIO | 50,000 | 0.002 |
| DELFINO MONZON JUAN RAFAEL | 72,720 | 0.003 |
| ELLIS ALVAREZ DE LUGO EDWARD JOHN | 1,713,386 | 0.075 |
| ELLIS GARCIA DE LA CONCHA JOHN | 78,750 | 0.003 |
| FEBRES PEREZ JOSE ALBERTO | 66,736 | 0.003 |

| | | |
|---|---|---|
| GARCIA RODRIGUEZ LEONARDO | 16,150 | 0.001 |
| GOMEZ ARRAIZ ROSA ELENA | 3,438,860 | 0.150 |
| GONZALEZ FERRI MANUEL | 1,594,510 | 0.070 |
| HEREDIA JUAN BAUTISTA | 100,000 | 0.004 |
| LEFELD BURGUILLOS HANS WALTER | 1,065,000 | 0.046 |
| PERDOMO GONZALEZ NESTOR | 119,238 | 0.005 |
| REZNICEK WEIRAUCHOVA HANY | 2,245,264 | 0.098 |
| SOTO APONTE PEDRO JOSE | 53,800 | 0.002 |
| ZABALA VELIZ EUNICES JOSEFINA | 5,000 | 0.000 |
| Total shares represented ===> | 10,722,414 | 0.467 |
| Total shares of quorum === > | 1,967,252,023 | 85,756 |

INTERPRETE PUBLICO

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| **GARCIA ELI** | 20,456,474 | 0.892 |
| INVERSIONES 301130, C.A. | 20456,474 | 0.892 |
| **GONZALEZ NELLY** | **563,724,276** | **24.574** |
| ARMANECA BIENES Y RAICES, C.A. | 49,847,580 | 2.173 |
| BROWN BROTHERS HARRIMAN & CO. | 140,000,000 | 6.103 |
| CLARIDGE, LTD. | 350,000,000 | 15.257 |
| DELFINO PARRA ELENA | 30,682 | 0.001 |
| DELFINO PARRA ELENA MARGARITA | 460,490 | 0.020 |
| INMOBILIARIA ARA, S.A. | 33,600 | 0.001 |
| INVERSIONES 2.2.2., C.A. | 49,510 | 0.002 |
| INVERSIONES 9861680, C.A. | 2,164,400 | 0.094 |
| INVERSIONES VEIQUEVE, S.A. | 127,600 | 0.006 |

| | | |
|---|---|---|
| MAURY DE PAPARONI ALICIA | 168,750 | 0.007 |
| MAURY RODRÍGUEZ MARIA DE LOURDES | 1,309,328 | 0.057 |
| MAURY RODRÍGUEZ MARIA EUGENIA | 531,100 | 0.023 |
| PAPARONI MAURY ALICIA MARIELA | 6,200,000 | 0.270 |
| PAPARONI MAURY CARLOS HENRIQUE JOSE | 6,200,000 | 0.270 |
| PAPARONI MICALE FERNANDO | 21,000 | 0.001 |
| PAPARONI MICALE FERNANDO CESAR | 905,996 | 0.039 |
| PAPARONI MICALE JOSE GAETANO | 326,994 | 0.014 |
| PAPARONI SANCHEZ GUSTAVO | 2,000 | 0.000 |
| PAPARONI SANCHEZ SILVIA | 12,000 | 0.001 |
| SANCHEZ DE PAPARONI MARIA CRISTINA | 112,000 | 0.005 |
| SANCHEZ DE PERERA SYLVIA MARGARITA | 15,500 | 0.001 |
| VETA HOLDINGS AVV | 5,175,046 | 0.226 |
| VETA HOLDINGS A.V.V. | 28,700 | 0.001 |
| **GONZALEZ NORA** | **1,177,092,977** | **51.312** |
| ATTICUS EMERGING MARKETS FUNDS, LTD | 19,723,031 | 0.860 |
| BEAR STEARNS SECURITIES CORP. | 21 | 0.0000 |
| FONDO MUTUAL DE VZLA.F.M. DE INV DE | 75,650 | 0.003 |
| NATSCUMCO (NOMINEE FOR CITIBANK NA | 1,157,294,275 | 50.449 |
| **REZNICEK W. HANY** | **18,394,446** | **0.802** |
| INVERSIONES THOMHAR, C.A. | 18,394,446 | 0.802 |
| **VOLPE RICARDO** | **176,832,524** | **7.708** |
| ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA | 2,618,940 | 0.114 |
| CARPIO DELFINO MIGUEL ENRIQUE | 229,901 | 0.010 |
| CARRILLO HERNANDEZ NUBIA MARIA | 400 | 0.000 |
| DELFINO THORMAHLEN ALBERTO JOSE | 4,800,000 | 0.209 |
| DELFINO THORMAHLEN CARLOS EDUARDO | 4,464,200 | 0.195 |
| DITTMER MANZANO EGBERT | 2,777,938 | 0.121 |
| FUNDACION CARLOS DELFINO | 100,511,658 | 4.381 |
| GOMEZ DE ROMERO SYLVIA HELENA | 88,452 | 0.004 |

INTERPRETE PUBLICO

| | | |
|---|---|---|
| GOMEZ-RUIZ RODRÍGUEZ GUSTAVO | 1,425,072 | 0.062 |



MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| INMOBILIARIA LA ONSEDONIA, C.A. | 5,726,851 | 0.250 |
| INVERSIONES 218177, C.A. | 3,000,000 | 0.131 |
| INVERSIONES 84709., C.A. | 777,793 | 0.034 |
| INVERSIONES 85735, LTD | 22 | 0.000 |
| INVERSIONES 935431, C.A. | 10 | 0.000 |
| INVERSIONES HYADES, C.A. | 220,000 | 0.010 |
| INVERSIONES KHAFRE, C.A. | 1,821,456 | 0.079 |
| INVERSIONES TALBOT, C.A. | 3,907,906 | 0.170 |
| LARRAZABAL GONZALEZ EDUARDO ELIAS | 9,238 | 0.000 |
| LARRAZABAL GONZALEZ ENRIQUE | 15,700 | 0.001 |
| LEIZAOLA LARTITEGUI IÑAKI | 656,000 | 0.029 |
| MADINA INVESTMENTS LTD. | 22 | 0.000 |
| MAGUHN TOLEDO MARIA ALEJANDRA | 5,000 | 0.000 |
| MEADOWWEED PTE LTD | 43,481,924 | 1.895 |
| MILANASA LLC | 5 | 0.000 |
| PULIDO MERCAN TIBISAY VICTORIA | 13,000 | 0.001 |
| RAMIREZ ORTIZ ANGEL JESÚS | 13 | 0.000 |
| RODRÍGUEZ ALVAREZ ALEJANDRO | 1,000 | 0.000 |
| THREE D INTERNATIONAL MARKETING, INC | 23 | 0.000 |
| TRAVIESO PASSIOS ALFREDO EDUARDO | 280,000 | 0.012 |
| **ZURITAS FANNY** | 30,912 | 0.001 |
| FONDO DE GARANTIAS Y PROTECCION BAN | 30,912 | 0.001 |
| TOTAL SHARES REPRESENTED ===> | 1,956,531,609 | 85.289 |

TOTAL QUORUM SHARES ==> 1,967,252,023 85.756

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| ABRAHIM KATOON HAROON | | | |
| Own shares | : ⇒ | 3,000 | 0.000 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 3,000 | 0.000 |
| ATRAMIS VALI ELIAS | | | |
| Own shares | : ⇒ | 100,000 | 0.0048 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 100,000 | 0.004 |
| BRACHO NOGUERA ALBERTO ACACIO | | | |
| OWN SHARES | : ⇒ | 50,000 | 0.002 |
| REPRESENTED SHARES | : ⇒ | 0 | 0.000 |
| TOTAL SHARES | : ⇒ | 50,000 | 0.002 |
| DELFINO MONZON JUAN RAFAEL | | | |
| Own shares | : ⇒ | 72,720 | 0.003 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 72,720 | 0.003 |
| ELIAS ALVAREZ DE LUGO EDGARD JOHN | | | |
| Own shares | : ⇒ | 1,713,386 | 0.075 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 1,713,386 | 0.075 |
| FEBRES PEREZ JOSE ALBERTO | | | |
| Own shares | : ⇒ | 66,736 | 0.003 |
| Represented shares | : ⇒ | 0 | 0.000 |

| | | | |
|---|---|---|---|
| Total shares | : ⇒ | 66,736 | 0.003 |
| GARCIA ELI | | | |
| Own shares | : ⇒ | 78,750 | 0.003 |
| Represented shares | : ⇒ | 20,456,474 | 0.892 |
| Total shares | : ⇒ | 20,535,224 | 0.895 |
| GARCIA RODRIGUEZ LEONARDO | | | |
| Own shares | : ⇒ | 16,150 | 0.001 |
| Represented shares | : ⇒ | 0 | 0,000 |
| Total shares | : ⇒ | 16,150 | 0,001 |
| GOMEZ ARRAIZ ROSA ELENA | | | |
| Own shares | : ⇒ | 3,438,860 | 0.150 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 3,438,860 | 0.150 |



MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| GONZALEZ FERRI MANUEL | | | |
| Own shares | : ⇒ | 1,594,510 | 0.070 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 1,594,510 | 0.070 |
| GONZALEZ NELLY | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 563,724,276 | 24.574 |
| Total shares | : ⇒ | 563,724,276 | 24.574 |
| GONZALEZ NORA | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 1.177,092,977 | 51,312 |

| | | | |
|---|---|---|---|
| Total shares | : ⇒ | 1,177,092,977 | 51.312 |
| **HEREDIA JUAN BAUTISTA** | | | |
| Own shares | : ⇒ | 100,000 | 0.004 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 100,000 | 0.004 |
| **LEFELD BURGUILLOS HANS WALTER** | | | |
| Own shares | : ⇒ | 1,065,000 | 0.046 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 1,065,000 | 0.046 |
| **PERDOMO GONZALEZ NESTOR** | | | |
| Own shares | : ⇒ | 119,238 | 0.005 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 119,238 | 0.005 |
| **REZNICEK W. HANY** | | | |
| Own shares | : ⇒ | 2,245,264 | 0.098 |
| Represented shares | : ⇒ | 18,394,446 | 0.802 |
| Total shares | : ⇒ | 20,639,710 | 0.900 |
| **SOTO APONTE PEDRO JOSE** | | | |
| Own shares | : ⇒ | 53,800 | 0.002 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 53,800 | 0.002 |
| **VOLPE RICARDO** | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 176,832,524 | 7.708 |
| Total shares | : ⇒ | 176,832,524 | 7.708 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP 

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

PUBLICO

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| ZABALA VELIZ EUNICES JOSEFINA | | | |
| Own shares | : ⇒ | 5,000 | 0.000 |
| Represented shares | : ⇒ | 0 | 0 |
| Total shares | : ⇒ | 5,000 | 0.000 |
| ZURITAS FANNY | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 30,912 | 0.001 |
| Total shares | : ⇒ | 30,912 | 0.001 |
| General Total shares | : ⇒ | 1,967,254,023 | .. 85.756 |

(signed) Illegible ------------------------------------------------------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 959**. As of today, the Twenty-Seventh (27th) day of April of the year Two Thousand Seven, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ALFREDO TRAVIESO, ELENA DELFINO and Acting Director FERNANDO PAPARONI when ALICIA MARIELA PAPARONI is absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor. Sole item: The Board of Directors decided to set May 7, 2007 as registry date (limit date of transaction with benefit) and May 14, 2007 as payment date (effective date of registering the benefit) of

INTERPRETE PUBLICO

the dividend approved by the General Shareholders´ Meeting held on that same date, which decreed an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Twenty-Seventh (27th) day of April of the year Two Thousand Seven.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CARLOS DELFINO T.(signed) Illegible.

Chairman of the Board of Directors. -------------------------------------------------------

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Sunday, April 22, 2007. http://www.el-nacional.com Caracas, Venezuela.Year LXIV – No.22862 ]

**[Logotype of Manpa]**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**RIF: J-00023530-9**

**NOTICE**

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

**1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors.

**2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.

**3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

**4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

**5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

**6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Caracas, April 22, 2007.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman ----------------------------------------------------------------

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design Prize to Excellence by the "SND". Sunday, April 22, 2007. Caracas, Venezuela. Year XCVIII– No.35124 – Legal Deposit PP-I9090IDF43 www.eluniversal.com ]

**[Logotype of Manpa]**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**RIF: J-00023530-9**

**NOTICE**

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

**1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors.

**2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.

**3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

**4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

**5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to

define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

**6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Caracas, April 22, 2007.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman ---------------------------------------------------------------------------------------

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Sunday, April 1, 2007. http://www.el-nacional.com Caracas, Venezuela.Year LXIV – No.22843 ]

[Logotype of Manpa]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**RIF: J-00023530-9**

**NOTICE**

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors and the short-lists of Statutory Auditors are available at its office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12,

from this publication date; thus, complying with the provisions set forth in Article 113 and 126 of the Capital Market Law.

Caracas, April the 1st, 2007.

THE BOARD OF DIRECTORS.------------------------------------------------



[Logotype of Manpa]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**RIF: J-00023530-9**

**NOTICE**

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors and the short-lists of Statutory Auditors are available at its office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from this publication date; thus, complying with the provisions set forth in Article 113 and 126 of the Capital Market Law.

Caracas, April the 1st, 2007.

THE BOARD OF DIRECTORS.------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31ST, 2006

(Stated in thousand bolivars, except the net income per share)

| | 2006 |
|---|---|
| Income from sales | 421,074,087 |
| Sale costs | 332,926,445 |
| Gross income | 88,147,642 |
| Cost and expenses: | |

| | |
|---|---|
| Sales expenses | 32,729,415 |
| Overheads and administrative expenses | 20,194,854 |
| Income from selling assets | (83,885) |
| | 52,840,384 |
| Operating income | 35,307,258 |
| Participation in results from joint business | 3,633,961 |
| Financial costs | (6,472,127) |
| Financial income | 1,688,073 |
| Exchange differences – net | (61,402) |
| Loss in sale of investments available for sale | (762,975) |
| Other income (expenditure): | |
| ADR Commissions | (514,814) |
| Tax debit bank | (386,651) |
| Others – net | (425,467) |
| Income before taxes | 32,005,856 |
| Income tax | 1,782,896 |
| Net income | 30,222,960 |
| Net income per share: | 13.17 |

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CARLOS DELFINO T. (signed) Illegible – Chairman of the Board of Directors----------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

| | 2006 |
|---|---|
| ASSETS | |
| NON-CURRENT ASSETS: | |
| Properties, plant and equipment – net | 376,314,242 |
| Participations in associates and joint business | 35,816,981 |

| | |
|---|---|
| Total non-current assets | 412,131,223 |
| CURRENT ASSETS: | |
| Expenses paid in advance | 544,820 |
| Inventories | 63,878,394 |
| Advances to suppliers | 1,661,182 |
| Bills and accounts receivable – net | 128,615,318 |
| Investments available for sale | 219,543 |
| Cash and cash equivalent | 20,920,897 |
| Total current assets | 215,840,154 |
| TOTAL | |
| SHAREHOLDERS´ EQUITY AND LIABILITIES | |
| SHAREHOLDERS´ EQUITY: | |
| Capital stock | 69,632,690 |
| Accrued result from translation of foreign subsidiary and joint business abroad | 206,308 |
| Retained earnings: | |
| Legal reserve | 6,963,269 |
| Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries | 119,593,551 |
| Undistributed | 190,866,116 |
| Non- realized result on investments | (601,095) |
| Total shareholders´ equity | 386,660,839 |
| NON-CURRENT LIABILITY | |
| Provision for severance benefits, long-term advances net | 4,623,017 |
| Deferred income tax | 44,600,980 |
| Total non-current liabilities | 49,223,997 |
| CURRENT LIABILITY: | |

| | |
|---|---|
| Provision for seniority payment, short-term advances net | 5,008,269 |
| Commercial papers | 11,396,409 |
| Short term loans | 38,169,882 |
| Dividends payable | 13,700,974 |
| Tax income payable | 2,391,756 |
| Accounts payable | 121,419,251 |
| Total current liability | 192,086,541 |
| Total liability | 241,310,538 |
| TOTAL | 627,971,377 |

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible – Chairman of the Board of Directors---------

(Next, there is a statements o movements in equity accounts for the year ended at December 31, 2006). ——————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(Restated in thousand bolivars)

| | Retained earnings Undistributed |
|---|---|
| BALANCES AT DECEMBER 31, 2005 | 277,169,429 |
| Cash dividends | (66,526,273) |
| Net income | 30,222,960 |
| BALANCES AT DECEMBER 31, 2006 | 190,866,116 |
| Dividends suggested by the Board of Directors of MANPA at March 30, 2007 (Bs.12 per share) | (27,528,113) |
| | 163,338,003 |

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible – Chairman ——————————————

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Sunday, April 22, 2007. http://www.el-nacional.com Caracas, Venezuela.Year LXIV – No.22862 ]

[Logotype of Manpa]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**RIF: J-00023530-9**

**NOTICE**

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

**1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors.

**2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.

**3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

**4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

**5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

**6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Caracas, April 22, 2007.

For THE BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman ---------------------------------------------------------------------------------

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, April 22, 2007. Caracas, Venezuela. Year XCVIII– No.35124 – Legal Deposit PP-19090IDF43 www.eluniversal.com ]

**[Logotype of Manpa]**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-in Bs. 22,940,094,240.00**

**RIF: J-00023530-9**

**NOTICE**

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

PUBLICO

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.

3. Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-

PUBLICO

lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

Caracas, April 22, 2007.

For THE BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman ---------------------------------------------------------------------------------

[Letterhead of MANPA]

Caracas, March 30, 2007

**REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS' MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST AND DECEMBER THE 31ST, 2006**

Dear Shareholders:

Below we are pleased to submit to your attention the Management report corresponding to the fiscal year ended at December 31, 2006.

During the year 2006, the company operated in a financial and business environment mainly characterized by the following factors:

1. Local inflation at 16.97% for the period, according to the figures published by the Venezuelan Central Bank.
2. Increase in the price of the imported pulp, mainly raw material of our products in US$70 per metric ton or 16.72% when passing in average of US$568 per metric tone in the year 2005 to US$663 per metric tone in the year 2006.
3. Exchange rate of Bs.2,150 per US$ normally overvaluated to 42% when compared against the commercial balance rate of Bs.3,053 amounting to US$ according to the company of financial studies METROECONOMICA. This has caused a negative competition effect on local production by coming down in prices of import products, provided the existing subsidy in the exchange rate.
4. The government implemented a price regulation system in the year 2003 that established the Maximum Price for Public Sale ("PMVP" its abbreviation in Spanish) of hygienic paper that have not been modified yet. In addition, the

exchange rate during the period 2003 and December 2006 changed from US$1.00/Bs.1,600 to US$1.00/Bs.2,150, or circa 34.4%, whereas accumulated inflation for the same time span reached 96.89% as per the figures of the Venezuelan Central Bank. In the year 2006, the Hygienic Product Division represented 41.25% of the total volume of company businesses.

During the year 2006, the total company sales volume of paper amounted to 142,164 MT increasing 9.75% when compared to the 129,539 MT sold in the year 2005.

During the fiscal year ended at December 31, 2006 a net income of 30,223 million was obtained according to the International Accounting Standards. Net sales amounted to 433,654 million bolivars, which compared to the sales for the year 2005 amounted to Bs.375,060 million represent an increase of 15.62%.

During 2006, the company made capital investments amounting to Bs.2,865 million and were basically addressed to acquiring machinery to modernize the conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.

Continuing with the traditional policy of dividends, during the General Shareholders' Meeting held on April 2006 the company decreed a cash dividend of Bs.12 per share that are part of the company capital stock for a total amount of Bs.27,528 million. Likewise, during August of that same year, the Shareholders' Meeting agreed decreeing a special cash dividend of Bs.17 per share, part of the company capital stock. The total of dividends allocated during the fiscal year 2006 amounted to Bs.66,526 million, which represents an increase of Bs.20,646 million or 45% in comparison to the dividends decreed and paid in the year 2005.

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in areas such as: management, professional, technical and industrial safety the company carried out its Yearly Training Plan in which a total of 60,004 hours/men were invested.

The Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in order to adapt to Resolution No.19-1-2005 dated February 2, 2005 issued by the National Securities and Exchange Commission concerning the Corporate Governance Principles,

created the Auditing Committee, which mainly includes the Independent Directors according to the criteria comprised in the aforementioned resolution.

The Board of Directors so presents the most outstanding facts that took place during the fiscal year ended at December 31, 2006 and is willing to thank all its personnel that with their effort and commitment contributed to the company achievements.

Pursuant to the Code of Commerce this is herein submitted to the Shareholders' Meeting for its approval, in view of the Report of the Statutory Auditors, this Management Report and the Balance Sheet together with the Audited Income and Loss Statement for the fiscal year that goes from January the 1st and December the 31st, 2006 prepared according to the International Financial Reporting Standards (IFRS).

Sincerely,

Lic. CARLOS DELFINO T. (signed)

Chairman of the Board of Directors. -----------------------------------------------------------

[Letterhead of MANPA]

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 of the National Securities and Exchange Commission dated February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors presents to the General Shareholders' Meeting this report about the degree of compliance with the corporate governance principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is committed.

Independent Directors of the Board of Directors

The Board of Directors in its session held on March 30, 2007 reviewed the assumptions set forth in the aforementioned resolution realizing that during the fiscal year ended at December 31, 2006 the proportion of Independent Directors was kept in 18 out of 22 Directors part of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA)

S.A.C.A. as provided for by the independence criteria of the Directors established in the aforementioned Resolution, thus broadly increasing the number of Independent Directors required.

In order to comply with the proper transparency and disclosure of this matter, we attach hereto the résumé of the Directors part of the Board of Directors.

Auditing Committee

The Auditing Committee of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is mainly comprised by Independent Directors according to the criteria about independence of Directors included in such Resolution.

The Auditing Committee as per the Resolution about Corporate Governance Principles has and performs the following duties:

1. Previously known the company financial statements;
2. Assisting the Board of Directors in regard to implementation of the necessary measures to preserve the integrity of the company financial information;
3. Cooperating with the Board of Directors in the supervision of the Internal and External Audit ; and
4. Knowing and analyzing the content of the management letter in order to make recommendations deemed necessary.

In virtue of the functions that corresponds to the Auditing Committee, it reviewed the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2006 prepared under the International Accounting Information (IAS), adopted by the company pursuant to the Resolutions by the National Securities and Exchange Commission numbers 157-2004 and 177-2005, which are in order to be submitted to the consideration of the Shareholders' Meeting.

In view of the foregoing, the Board of Directors can assure that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. complies with the corporate governance principles adopted by the National Securities and Exchange Commission. ----------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**Main Directors:**

INTERPRETE PUBLICO

**CARLOS DELFINO T. – Chairman of the Board of Directors**

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay , C.A., Acting Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

**JUAN CARLOS CARPIO DELFINO – Main Director**

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., Second Vice-President of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

**ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director**

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main member of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

**GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR**

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture

PUBLICO

Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y Construcciones de Venezuela.

**ARNALDO AÑEZ DELFINO – Main Director**

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

**ELENA DELFINO P. – Main Director**

Lawyer, Acting Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

**ALICIA PAPARONI M. – Main Director**

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

**CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors**

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

**NELSON ISAMIT – MAIN DIRECTOR**

Industrial Engineer and Main Director of Corporación Industrial de Energía,C.A.

**CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors**

Civil Engineer.

**JULIO BUSTAMANTE – Main Director**

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas de Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of

the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

***Acting Directors:***

**ALBERTO DELFINO T – Acting Director**

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

**RICARDO DELFINO M – Acting Director**

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107 S.A.

**ARMANDO MARTÍNEZ M – Acting Director**

Civil Engineer.

**GUILLERMO SALAS DELFINO – Acting Director**

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

**MIGUEL ENRIQUE CARPIO DELFINO – Acting Director**

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate "CONVECAR" for its abbreviation in Spanish).

**CARLOS SOTO RIVERA – Acting Director**

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

**ALEJANDRO DELFINO T – Acting Director**

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.;

Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**FERNANDO PAPARONI M– Acting Director**

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

**FERNANDO MICALE S – Acting Director**

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Architecture-Director of F. Micale, Oficina de Arquitectura (Projects, Advisory and Project Management), Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

**CARLOS SOTO RIVERA – Acting Director**

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

**ALEJANDRO DELFINO T – Acting Director**

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de

Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**FERNANDO PAPARONI M– Acting Director**

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

**FERNANDO MICALE S – Acting Director**

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar. ----------------------------------------------------------------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates.

Report by Independent Public Accountants.

Consolidated Financial Statements. Years ended at December 31, 2006 and 2005 ------

Caracas, March 10, 2007.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated March 17, 2005 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and

affiliates at December 31, 2006 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2006.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 23, 2007 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2006 and the results from its operations for the term ended on that date, pursuant to the International Standards for Financial Information (ISFI) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 ------------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

GENERAL CONSOLIDATED BALANCE SHEET CONDENSED

AT DECEMBER 31, 2006

(Stated in thousand bolivars)

| | 2006 |
|---|---|
| ASSETS | |

| | |
|---|---|
| NON CURRENT ASSETS: | |
| Property, plant and equipment – Net | 413,514,696 |
| Stockholdings in associations and joint business | 3,966,954 |
| Total non-current assets | 417,481,650 |
| CURRENT ASSETS: | |
| Expenses paid in advance | 976,279 |
| Inventories | 66,464,739 |
| Advances to suppliers | 1,661,182 |
| Bills and accounts receivable - net | 104,409,296 |
| Investments available for sale | 219,543 |
| Cash and cash equivalent | 23,889,943 |
| Total current assets | 197,620,982 |
| TOTAL | 615,102,632 |
| SHAREHOLDER'S EQUITY AND LIABILITIES | |
| SHAREHOLDER'S EQUITY: | |
| Capital stock | 69,632,690 |
| Accumulated result from translation of affiliate and joint business abroad | 206,308 |
| Retained earnings: | |
| Legal reserve | 6,963,269 |
| Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries | 119,593,551 |
| Undistributed | 190,866,116 |
| Non realization of results in investments | (601,095) |
| Total shareholders' equity | 386,660,839 |
| NON CURRENT LIABILITIES: | |
| Provision for severance benefits, net of long-term advances | 4,826,028 |
| Deferred tax income | 46,270,145 |

| | |
|---|---|
| Total non current liabilities | 51,096,173 |
| **CURRENT LIABILITIES:** | |
| Provision for severance benefits, net of short-term advances | 5,236,560 |
| Commercial papers | 11,396,409 |
| Short-term loans | 38,169,882 |
| Dividends payable | 13,700,974 |
| Income tax payable | 2,409,289 |
| Accounts payable | 106,432,506 |
| Total current liabilities | 177,345,620 |
| Total liabilities | 228,441,793 |
| TOTAL | 615,102,632 |

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ————————————————————————

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES**

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31$^{ST}$, 2006

(Stated in thousand bolivars, except the net income per share)

| | 2006 |
|---|---|
| Income from sales | 433,653,930 |
| Sale costs | 339,785,638 |
| Gross income | 93,868,292 |
| Cost and expenses: | |
| Sales expenses | 35,121,317 |
| Overheads and administrative expenses | 21,908,182 |

| | |
|---|---|
| Income from selling assets | (83,885) |
| | 56,945,614 |
| Operating income | 36,922,678 |
| Participation in results from joint business | 503,194 |
| Financial costs | (6,480,701) |
| Financial income | 1,134,458 |
| Exchange differences – net | (61,402) |
| Loss in sale of investments available for sale | (762,975) |
| Other income (expenditure): | |
| ADR Commissions | (514,814) |
| Tax debit bank | (392,141) |
| Others – net | 350,717 |
| | (6,223,664) |
| Income before taxes | 30,699,014 |
| Income tax | (476,054) |
| Net income | 30,222,960 |
| Net income per share: | |
| Basic | 13.17 |
| Diluted | 13.17 |

INTERPRETE PUBLICO

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ------------------------------------------------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

GENERAL SHAREHOLDERS' MEETING

APRIL 27, 2007

STATUTORY AUDITORS

FIRST SHORT-TERM LIST

| | |
|---|---|
| JACOBO COHEN | CA 12915 |
| JACQUELINE SUBERO | CA 11437 |
| ENRIQUE MERLO | CPC 722 DF |

SECOND SHORT-TERM LIST

| | |
|---|---|
| ISABEL QUINTERO | CA 15197 |
| CLAUDIA VALENCIA | CA 35909 |
| JUAN FELIPE MALINICH | CPC 6314 DF |

[Logotype of MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.]

GENERAL SHAREHOLDERS' MEETING

APRIL 27, 2007

PROPOSAL

THIRD ITEM OF THE NOTICE: - The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in, that is Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.00).

FOURTH ITEM OF THE NOTICE: - It is herein proposed to the Shareholders' Meeting a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, it is herein proposed to the Shareholders' Meeting to delegate, for a term not lesser than two (2) years, to the company Board of Directors the broadest powers to negotiate, fix and set all conditions and terms of issue, among others: amount of issue within the limit established in this Meeting, term, guarantees, if applies, and, in general, to set all the characteristics or conditions of issue pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and to the applicable provisions of the Code of Commerce. Likewise, it is proposed to authorize the Board of Directors to delegate such powers to the people it deems convenient. Likewise, it is proposed to the Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common

Representative of Bondholders and that its remuneration be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

FIFTH ITEM OF THE NOTICE: - It is herein proposed to the Shareholders' Meeting to authorize issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in one or more series. Likewise, it is herein proposed to the Shareholders' Meeting to delegate to the company Board of Directors the broadest powers to negotiate, fix and set all conditions and terms of each series part of the issue, the number, identification and amount of each series, the par value of bonds, their maturity date, place and term of payment, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, guarantee if necessary and, in general, all the aspects related to issue as well as to authorize the Board of Directors to carry out all the acts, management and formalities necessary to carry out issue. Likewise, it is herein proposed to the Shareholders' Meeting authorize the Board of Directors to delegate the aforementioned powers to the people it deems convenient, to appoint the people to submit the authorization request with the National Securities and Exchange Commission as well as those who will sign the bonds of Commercial Papers. Likewise, it is proposed to the Shareholders' Meeting that remuneration of Common Representative of Commercial papers be set to a maximum of twenty-five million bolivars (Bs.25,000,000.00) per year.

SIXTH ITEM OF THE NOTICE: -Agreeing the decree of dividends to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day

following this latter date (effective date of registry with benefit). Payment should be made during this present year, in one sole portion.

Likewise, it is hereby requested to delegate the fixing of registration and payment dates of the agreed. ------------------------------------------------------------------------

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. April 30 A.M. 9:10. FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 29th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR YEAR ENDED AT DECEMBER,31, 2006

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital Stock | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries | Undistributed | Non-realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2005 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 227,169,429 | (999,188) | 422,566,059 |
| Net income | - | - | - | - | 30,222,960 | - | 30,222,960 |
| Reasonable value of available investments for sale | - | - | - | - | - | 398,093 | 398,093 |
| Cash dividends | | - | - | - | (66,526,273) | - | (66,526,273) |
| BALANCES AT DECEMBER 31, 2006 | 69,632,690 | 206,308 | 6,963,269 | 119,593,551 | 190,866,116 | (601,095) | 386,660,839 |

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible
Chairman

INTERPRETE PUBLICO

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2007 APR 30 AM 9:10
ARCHIVO
RECIBIDO

Caracas, 27 de abril de 2007

Ciudadano
Presidente de la
**COMISION NACIONAL DE VALORES**
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007 aprobó el decreto de dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 959 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 14 de mayo de 2007 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 07 de mayo de 2007 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 29 de abril de 2007.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 27 de abril de 2007.
- Certificación del Acta de Junta Directiva N° 959 de fecha 27 de abril de 2007.
- Publicación de la Convocatoria a la Asamblea y del aviso previo a los accionistas.
- Estado de Resultados por el año terminado el 31 de diciembre de 2006.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2006.

Atentamente,

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

MANPA

COMISION NACIONAL DE VALORES

2007 ABR 30 AM 9:10

ARCHIVO RECIBIDO

## MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

**Capital Autorizado: Bs. 45.880.188.480,oo**
**Capital Suscrito: Bs. 22.940.094.240,oo**
**Capital Pagado: Bs. 22.940.094.240,oo**

## DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 959 de fecha 27 de abril de 2007 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 27 de abril de 2007 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 07 de mayo de 2007 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de mayo de 2007 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 29 de abril de 2007

Carlos Delfino

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007,** que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"**Hoy, veintisiete (27) de abril del año dos mil siete (2007), siendo las 12:00 m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 22 de abril de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 27 de abril de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en

las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007. Caracas, 22 de abril de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos sesenta y siete millones doscientos cincuenta y dos mil veintitrés (1.967.252.023)** acciones, o sea, más del **ochenta y cinco por ciento (85%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales, una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915, y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437.

Seguidamente, tomó la palabra Nelly González y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en

el Colegio de Administradores, bajo N° 35.909, y la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato propuso que la remuneración de los Comisarios Principales fuera de **Dos Millones de Bolívares (Bs. 2.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes.
Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión

MANPA

COMISION NACIONAL DE VALORES

2007 ABR 30 AM 9:10

Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.** Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

MANPA

COMISION NACIONAL DE VALORES

2007 APR 30 AM 9:10

RECIBIDO

Posteriormente se procedió a considerar el Sexto Punto de la convocatoria, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintisiete (27) días del mes de abril del año dos mil siete.

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007



MANUFACTURAS DE PAPEL CA(MANPA)SACA
Estado del Quorum
Ordinaria

| | | |
|---|---|---|
| Total Accs. | : | 2.294.009.424 |
| Accs. Pres. | : | 1.967.252.023 |
| % Quroum | : | 85,756 |

| | | |
|---|---|---|
| Total Accs. Tipo "A" | : | 2.294.009.424 |
| Total Accs. Tipo "A" Presentes | : | 1.967.252.023 |
| % Quroum Tipo "A" | : | 85,756 |

VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Presentes

COMISION NACIONAL DE VALORES
2007 ABR 30 AM 9:40
ARCHIVO RECIBIDO

| Nombre Accionista | Cant. Acciones | |
|---|---|---|
| ABRAHIM KATOON HAROON | 3.000 | 0,000 |
| ATRAMIZ VALI ELIAS | 100.000 | 0,004 |
| BRACHO NOGUERA ALBERTO ACACIO | 50.000 | 0,002 |
| DELFINO MONZON JUAN RAFAEL | 72.720 | 0,003 |
| ELLIS ALVAREZ DE LUGO EDWARD JOHN | 1.713.386 | 0,075 |
| ELLIS GARCIA DE LA CONCHA JOHN | 78.750 | 0,003 |
| FEBRES PEREZ JOSE ALBERTO | 66.736 | 0,003 |
| GARCIA RODRIGUEZ LEONARDO | 16.150 | 0,001 |
| GOMEZ ARRAIZ ROSA ELENA | 3.438.860 | 0,150 |
| GONZALEZ FERRI MANUEL | 1.594.510 | 0,070 |
| HEREDIA JUAN BAUTISTA | 100.000 | 0,004 |
| LEFELD BURGUILLOS HANS WALTER | 1.065.000 | 0,046 |
| PERDOMO GONZALEZ NESTOR | 119.238 | 0,005 |
| REZNICEK WEIRAUCHOVA HANY | 2.245.264 | 0,098 |
| SOTO APONTE PEDRO JOSE | 53.800 | 0,002 |
| ZABALA VELIZ EUNICES JOSEFINA | 5.000 | 0,000 |
| Total Acciones Representadas => | 10.722.414 | 0,467 |
| Total Acciones del Quorum => | 1.967.252.023 | 85,756 |

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1



MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados ( Detallado )

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| **GARCIA ELI** | **20.456.474** | **0,892** |
| INVERSIONES 301130, C.A | 20.456.474 | 0,892 |
| | | |
| **GONZALEZ NELLY** | **563.724.276** | **24,574** |
| ARMANECA BIENES Y RAICES, C.A. | 49.847.580 | 2,173 |
| BROWN BROTHERS HARRIMAN & CO. | 140.000.000 | 6,103 |
| CLARIDGE, LTD. | 350.000.000 | 15,257 |
| DELFINO PARRA ELENA | 30.682 | 0,001 |
| DELFINO PARRA ELENA MARGARITA. | 460.490 | 0,020 |
| INMOBILIARIA ARA, S.A. | 33.600 | 0,001 |
| INVERSIONES 2.2.2., C.A. | 49.510 | 0,002 |
| INVERSIONES 9861680, C.A. | 2.164.400 | 0,094 |
| INVERSIONES VEIQUEVE, S.A | 127.600 | 0,006 |
| MAURY DE PAPARONI ALICIA | 168.750 | 0,007 |
| MAURY RODRIGUEZ MARIA DE LOURDES | 1.309.328 | 0,057 |
| MAURY RODRIGUEZ MARIA EUGENIA | 531.100 | 0,023 |
| PAPARONI MAURY ALICIA MARIELA. | 6.200.000 | 0,270 |
| PAPARONI MAURY CARLOS HENRIQUE JOSE | 6.200.000 | 0,270 |
| PAPARONI MICALE FERNANDO | 21.000 | 0,001 |
| PAPARONI MICALE FERNANDO CESAR | 905.996 | 0,039 |
| PAPARONI MICALE JOSE GAETANO | 326.994 | 0,014 |
| PAPARONI SANCHEZ GUSTAVO | 2.000 | 0,000 |
| PAPARONI SANCHEZ SILVIA | 12.000 | 0,001 |
| SANCHEZ DE PAPARONI MARIA CRISTINA | 112.000 | 0,005 |
| SANCHEZ DE PERERA SYLVIA MARGARITA | 15.500 | 0,001 |
| VETA HOLDINGS A V V | 5.175.046 | 0,226 |
| VETA HOLDINGS A.V.V. | 28.700 | 0,001 |
| | | |
| **GONZALEZ NORA** | **1.177.092.977** | **51,312** |
| ATTICUS EMERGING MARKETS FUNDS, LTD | 19.723.031 | 0,860 |
| BEAR STEARNS SECURITIES CORP. | 21 | 0,000 |
| FONDO MUTUAL DE VZLA.F.M.DE INV.DE | 75.650 | 0,003 |
| NATSCUMCO(NOMINEE FOR CITIBANK NA | 1.157.294.275 | 50,449 |
| | | |
| **REZNICEK W. HANY** | **18.394.446** | **0,802** |
| INVERSIONES TOMHAR, C.A. | 18.394.446 | 0,802 |
| | | |
| **VOLPE RICARDO** | **176.832.524** | **7,708** |
| ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN | 2.618.940 | 0,114 |
| CARPIO DELFINO MIGUEL ENRIQUE. | 229.901 | 0,010 |
| CARRILLO HERNANDEZ NUBIA MARIA | 400 | 0,000 |
| DELFINO THORMAHLEN ALBERTO JOSE | 4.800.000 | 0,209 |
| DELFINO THORMAHLEN CARLOS EDUARDO | 4.464.200 | 0,195 |
| DITTMER MANZANO EGBERT | 2.777.938 | 0,121 |
| FUNDACION CARLOS DELFINO | 100.511.658 | 4,381 |
| GOMEZ DE ROMERO SYLVIA HELENA | 88.452 | 0,004 |
| GOMEZ-RUIZ RODRIGUEZ GUSTAVO | 1.425.072 | 0,062 |

Carlos Delfino

COMISION NACIONAL
DE VALORES

2007 APR 30 AM 9: 10

ARCHIVO
RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 2

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados ( Detallado )

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| INMOBILIARIA LA ONSEDONIA, C.A | 5.726.851 | 0,250 |
| INVERSIONES 218177, C.A. | 3.000.000 | 0,131 |
| INVERSIONES 84709 C.A. . | 777.793 | 0,034 |
| INVERSIONES 85735, LTD | 22 | 0,000 |
| INVERSIONES 935431, C.A. | 10 | 0,000 |
| INVERSIONES HYADES, C.A. | 220.000 | 0,010 |
| INVERSIONES KHAFRE, C.A. | 1.821.456 | 0,079 |
| INVERSIONES TALBOT, C.A. | 3.907.906 | 0,170 |
| LARRAZABAL GONZALEZ EDUARDO ELIAS | 9.238 | 0,000 |
| LARRAZABAL GONZALEZ ENRIQUE | 15.700 | 0,001 |
| LEIZAOLA LARTITEGUI IÑAKI | 656.000 | 0,029 |
| MADINA INVESTMENTS LTD. | 22 | 0,000 |
| MAGUHN TOLEDO MARIA ALEJANDRA | 5.000 | 0,000 |
| MEADOWWEED PTE LTD | 43.481.924 | 1,895 |
| MILANASA LLC | 5 | 0,000 |
| PULIDO MELCAN TIBISAY VICTORIA | 13.000 | 0,001 |
| RAMIREZ ORTIZ ANGEL JESUS | 13 | 0,000 |
| RODRIGUEZ ALVAREZ ALEJANDRO | 1.000 | 0,000 |
| THREE D INTERNATIONAL MARKETING,INC | 23 | 0,000 |
| TRAVIESO PASSIOS ALFREDO EDUARDO | 280.000 | 0,012 |
| **ZURITAS FANNY** | **30.912** | **0,001** |
| FONDO DE GARANTIAS Y PROTECCION BAN | 30.912 | 0,001 |
| Total Acciones Representadas => | 1.956.531.609 | 85,289 |
| Total Acciones del Quorum => | 1.967.252.023 | 85,756 |

Carlos Lufino

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

| Nombre Accionista | | Cant. Acciones | % |
|---|---|---|---|
| ABRAHIM KATOON HAROON | | | |
| | Acciones Propias :=> | 3.000 | 0,000 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 3.000 | 0,000 |
| ATRAMIZ VALI ELIAS | | | |
| | Acciones Propias :=> | 100.000 | 0,004 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 100.000 | 0,004 |
| BRACHO NOGUERA ALBERTO ACACIO | | | |
| | Acciones Propias :=> | 50.000 | 0,002 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 50.000 | 0,002 |
| DELFINO MONZON JUAN RAFAEL | | | |
| | Acciones Propias :=> | 72.720 | 0,003 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 72.720 | 0,003 |
| ELLIS ALVAREZ DE LUGO EDWARD JOHN | | | |
| | Acciones Propias :=> | 1.713.386 | 0,075 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 1.713.386 | 0,075 |
| FEBRES PEREZ JOSE ALBERTO | | | |
| | Acciones Propias :=> | 66.736 | 0,003 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 66.736 | 0,003 |
| GARCIA ELI | | | |
| | Acciones Propias :=> | 78.750 | 0,003 |
| | Acciones Representadas :=> | 20.456.474 | 0,892 |
| | Total Acciones :=> | 20.535.224 | 0,895 |
| GARCIA RODRIGUEZ LEONARDO | | | |
| | Acciones Propias :=> | 16.150 | 0,001 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 16.150 | 0,001 |
| GOMEZ ARRAIZ ROSA ELENA | | | |
| | Acciones Propias :=> | 3.438.860 | 0,150 |
| | Acciones Representadas :=> | 0 | 0,000 |
| | Total Acciones :=> | 3.438.860 | 0,150 |

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 2

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial



| Nombre Accionista | | | Cant. Acciones | % |
|---|---|---|---|---|
| GONZALEZ FERRI MANUEL | | | | |
| | Acciones Propias | :=> | 1.594.510 | 0,070 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 1.594.510 | 0,070 |
| GONZALEZ NELLY | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 563.724.276 | 24,574 |
| | Total Acciones | :=> | 563.724.276 | 24,574 |
| GONZALEZ NORA | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 1.177.092.977 | 51,312 |
| | Total Acciones | :=> | 1.177.092.977 | 51,312 |
| HEREDIA JUAN BAUTISTA | | | | |
| | Acciones Propias | :=> | 100.000 | 0,004 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 100.000 | 0,004 |
| LEFELD BURGUILLOS HANS WALTER | | | | |
| | Acciones Propias | :=> | 1.065.000 | 0,046 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 1.065.000 | 0,046 |
| PERDOMO GONZALEZ NESTOR | | | | |
| | Acciones Propias | :=> | 119.238 | 0,005 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 119.238 | 0,005 |
| REZNICEK W. HANY | | | | |
| | Acciones Propias | :=> | 2.245.264 | 0,098 |
| | Acciones Representadas | :=> | 18.394.446 | 0,802 |
| | Total Acciones | :=> | 20.639.710 | 0,900 |
| SOTO APONTE PEDRO JOSE | | | | |
| | Acciones Propias | :=> | 53.800 | 0,002 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 53.800 | 0,002 |
| VOLPE RICARDO | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 176.832.524 | 7,708 |
| | Total Acciones | :=> | 176.832.524 | 7,708 |

COMISION NACIONAL
DE VALORES

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

2007 APR 30 AM 9:40 FECHA: 27/04/2007
PAGINA: 3

ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

| Nombre Accionista | | | Cant. Acciones | % |
|---|---|---|---|---|
| ZABALA VELIZ EUNICES JOSEFINA | | | | |
| | Acciones Propias | :=> | 5.000 | 0,000 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 5.000 | 0,000 |
| ZURITAS FANNY | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 30.912 | 0,001 |
| | Total Acciones | :=> | 30.912 | 0,001 |
| | Total Acciones General | :=> | 1.967.254.023 | 85,756 |

MANPA

COMISION NACIONAL
DE VALORES

2007 APR 30 AM 9: 10

RECIBIDO

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

> ***"Acta Nº 959:** Hoy, veintisiete (27) de abril de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y los Directores Suplentes Fernando Paparoni en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor. Unico: La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 07 de mayo de 2007 y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de mayo de 2007, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de doce bolívares (Bs. 12,oo) por acción, para cada una de las dos mil doscientos noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."*

*Certificación que expido en Caracas a los veintisiete (27) días del mes de abril del año dos mil siete.*

***MANUFACTURAS DE PAPEL C.A.***

**CARLOS DELFINO T.**
*Presidente de la Junta Directiva*

DOMINGO
EL NACIONAL
http://www.el-nacional.com
Bs 1.600
CARACAS VENEZUELA
22 de abril de 2007
AÑO LXIV #22.862 FUNDADO EN 1943 CARACAS-VENEZUELA



MANPA

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**Capital Autorizado Bs. 45.880.188.480,00**
**Capital Suscrito Bs. 22.940.094.240,00**
**Capital Pagado Bs. 22.940.094.240,00**
**RIF: J-00023530-9**

# CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 27 de abril de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los Informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,00), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007.

Caracas, 22 de abril de 2007

**Por LA JUNTA DIRECTIVA**

**CARLOS DELFINO T.**
**Presidente**

EL UNIVERSAL
PORQUE DECIDES A DIARIO
AÑO XCVIII . Nº 35124 . DEPÓSITO LEGAL PP-190901DF43 . www.eluniversal.com
5 CUERPOS
CARACAS, VENEZUELA
DOMINGO
22 DE ABRIL DE 2007
Bs 1.600



MANPA

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**Capital Autorizado Bs. 45.880.188.480,00**
**Capital Suscrito Bs. 22.940.094.240,00**
**Capital Pagado Bs. 22.940.094.240,00**
**RIF: J-00023530-9**

## CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día **27 de abril de 2007**, a las **12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,00), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007.

Caracas, 22 de abril de 2007

**Por LA JUNTA DIRECTIVA**

**CARLOS DELFINO T.**
**Presidente**

DOMINGO
http://www.el-nacional.com
Bs 1.600
EL NACIONAL
CARACAS VENEZUELA
1 de abril de 2007
AÑO LXIV
N° 22.843
FUNDADO EN 1943
CARACAS-VENEZUELA

MANPA

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**Capital Autorizado Bs. 45.880.188.480,00**
**Capital Suscrito Bs. 22.940.094.240,00**
**Capital Pagado Bs. 22.940.094.240,00**
**RIF: J-00023530-9**

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los Informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 1° de abril de 2007

**LA JUNTA DIRECTIVA**

# EL UNIVERSAL

PORQUE DECIDES A DIARIO

AÑO XCVIII . Nº 35105 . DEPÓSITO LEGAL PP-190901DF43 . www.eluniversal.com

5 CUERPOS
CARACAS, VENEZUELA
DOMINGO
1 DE ABRIL DE 2007
Bs 1.600


MANPA

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**Capital Autorizado Bs. 45.880.188.480,00**
**Capital Suscrito Bs. 22.940.094.240,00**
**Capital Pagado Bs. 22.940.094.240,00**
**RIF: J-00023530-9**

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 1° de abril de 2007

**LA JUNTA DIRECTIVA**

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**ESTADO DE RESULTADOS**

**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006**

**(Expresados en miles de bolívares, excepto utilidad neta por acción)**

| | |
|---|---|
| Ingresos por ventas | 421.074.087 |
| Costo de ventas | 332.926.445 |
| Utilidad bruta | 88.147.642 |
| Costos y gastos: | |
| Gastos de ventas | 32.729.415 |
| Gastos generales y administrativos | 20.194.854 |
| Utilidad en venta de activos | (83.885) |
| | 52.840.384 |
| Utilidad en operaciones | 35.307.258 |
| Participación en resultados de negocios conjuntos | 3.633.961 |
| Costos Financieros | (6.472.127) |
| Ingresos Financieros | 1.688.073 |
| Diferencias en cambio - neto | (61.402) |
| Pérdida en venta de inversiones disponibles para venta | (762.975) |
| Otros ingresos ( egresos): | |
| Comisiones ADR | (514.814) |
| Impuesto al débito bancario | (386.651) |
| Otros - neto | (425.467) |
| Utilidad antes de impuestos | 32.005.856 |
| Impuesto sobre la renta | 1.782.896 |
| Utilidad neta | 30.222.960 |
| Utilidad neta por acción: | 13,17 |

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

COMISION NACIONAL DE VALORES

**BALANCE GENERAL, 31 DE DICIEMBRE DE 2006**
(Expresados en miles de bolívares)

2007 APR 30 AM 9: 10

ARCHIVO RECIBIDO

| | 2006 |
|---|---|
| **ACTIVO** | |
| ACTIVO NO CORRIENTE: | |
| Propiedades, planta y equipo - neto | 376.314.242 |
| Participaciones en asociadas y negocios conjuntos | 35.816.981 |
| Total activo no corriente | 412.131.223 |
| ACTIVO CORRIENTE: | |
| Gastos pagados por anticipado | 544.820 |
| Inventarios | 63.878.394 |
| Anticipos a proveedores | 1.661.182 |
| Efectos y cuentas por cobrar - neto | 128.615.318 |
| Inversiones disponibles para la venta | 219.543 |
| Efectivo y equivalentes de efectivo | 20.920.897 |
| Total activo corriente | 215.840.154 |
| TOTAL | 627.971.377 |
| **PATRIMONIO Y PASIVO** | |
| PATRIMONIO: | |
| Capital social | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 206.308 |
| Utilidades retenidas: | |
| Reserva legal | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 |
| No distribuidas | 190.866.116 |
| Resultado no realizado en inversiones | (601.095) |
| Total patrimonio | 386.660.839 |
| PASIVO NO CORRIENTE: | |
| Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo | 4.623.017 |
| Impuesto sobre la renta diferido | 44.600.980 |
| Total pasivo no corriente | 49.223.997 |
| PASIVO CORRIENTE: | |
| Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo | 5.008.269 |
| Papeles comerciales | 11.396.409 |
| Préstamos a corto plazo | 38.169.882 |
| Dividendos por pagar | 13.700.974 |
| Impuesto sobre la renta por pagar | 2.391.756 |
| Cuentas por pagar | 121.419.251 |
| Total pasivo corriente | 192.086.541 |
| Total pasivo | 241.310.538 |
| TOTAL | 627.971.377 |

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
Presidente

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
## ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
## POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006

| | | | Utilidades Retenidas | | | | |
|---|---|---|---|---|---|---|---|
| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único pagos de dividendos en la acciones de la Compañía y sus subsidiarias | de utilidades retenidas | Resultado no realizado en inversiones | Total patrimonio |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |
| Utilidad neta | - | - | - | - | 30.222.960 | - | 30.222.960 |
| Valor razonable de inversiones disponibles para la venta | | | | | | 398.093 | 398.093 |
| Dividendos en efectivo | - | - | - | - | (66.526.273) | | (66.526.273) |
| SALDOS AL 31 DE DICIEMBRE DE 2006 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 190.866.116 | (601.095) | 386.660.839 |

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

COMISION NACIONAL
DE VALORES

2007 APR 30 AM 9: 09

ARCHIVO
RECIBIDO

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS**

**(Expresados en miles de bolívares)**



| | Utilidades Retenidas No distribuidas |
|---|---|
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 227.169.429 |
| Dividendos en efectivo | (66.526.273) |
| Utilidad neta | 30.222.960 |
| SALDOS AL 31 DE DICIEMBRE DE 2006 | 190.866.116 |
| Dividendo propuesto por la Junta Directiva de MANPA el 30 de marzo de 2007 (Bs. 12 por acción) | (27.528.113) |
| | 163.338.003 |

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

EL NACIONAL
DOMINGO
http://www.el-nacional.com
Bs 1.600
CARACAS VENEZUELA 22 de abril de 2007
AÑO LXIV #22.862 FUNDADO EN 1943 CARACAS-VENEZUELA



MANPA

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Capital Autorizado Bs. 45.880.188.480,00**
**Capital Suscrito Bs. 22.940.094.240,00**
**Capital Pagado Bs. 22.940.094.240,00**
**RIF: J-00023530-9**

# CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el **día 27 de abril de 2007**, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,00), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007.

Caracas, 22 de abril de 2007

**Por LA JUNTA DIRECTIVA**

**CARLOS DELFINO T.**
**Presidente**

EL UNIVERSAL
PORQUE DECIDES A DIARIO
AÑO XCVIII . Nº 35124 . DEPÓSITO LEGAL PP-190901DF43 . www.eluniversal.com
5 CUERPOS
CARACAS, VENEZUELA
DOMINGO
22 DE ABRIL DE 2007
Bs 1.600

COMISION NACIONAL DE VALORES
2007 APR 30 AM 9: 10
ARCHIVO
RECIBIDO

MANPA

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Capital Autorizado Bs. 45.880.188.480,00**
**Capital Suscrito Bs. 22.940.094.240,00**
**Capital Pagado Bs. 22.940.094.240,00**
**RIF: J-00023530-9**

# CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el **día 27 de abril de 2007**, a las **12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,00), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007.

Caracas, 22 de abril de 2007

**Por LA JUNTA DIRECTIVA**

**CARLOS DELFINO T.**
**Presidente**

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121.
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

DE VALORES

2007 APR 30 AM 9: 10

ARCHIVO
RECIBIDO

Caracas 30 de Marzo de 2007

**INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO ECONOMICO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DEL 2006**

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado al 31 de diciembre de 2006 con la finalidad de someterlo a su consideración.

Durante el año 2006 la empresa operó en un ambiente económico y de negocios caracterizado principalmente por los siguientes factores:

1. Inflación local del 16,97% para el período, de acuerdo a cifras publicadas por el Banco Central de Venezuela.

2. Aumento en el precio de la pulpa importada, principal materia prima de nuestros productos en US $ 70 por tonelada métrica o un 16.72%, al pasar en promedio de US $ 568 por tonelada métrica en el año 2005 a US $ 663 por tonelada métrica en el año 2006.

3. Tasa de cambio de Bolívares 2.150 por US $ sobrevalorada nominalmente en un 42%, cuando se le compara con la tasa de equilibrio comercial de Bs. 3.053 por US $ de acuerdo a la empresa de estudios económicos METROECONOMICA. Esto ha causado un efecto negativo de competencia sobre la producción local al abaratar los productos de importación, dado el subsidio existente en la paridad cambiaria.

4. El gobierno mantuvo el sistema de regulación de precios implementado en el año 2003, donde se fijaron los Precios Máximos de Venta al Público (PMVP) de los papeles higiénicos, los cuales no han sido modificados desde entonces. Adicionalmente, la tasa de cambio durante el período enero 2003 y diciembre 2006 pasó de Bolívares 1.600 por US $ a Bolívares 2.150 por US $, lo que representa un deslizamiento cambiario de un 34,4% aproximadamente, mientras que la inflación acumulada para el mismo periodo alcanzó un 96,89%, de acuerdo a cifras del Banco Central de Venezuela. La División de Higiénicos en el año 2006 representó el 41,25% del volumen total de negocios de la empresa.

En el año 2006 el volumen total de ventas de papel de la empresa fue de 142.164 TM incrementándose en un 9,75%, cuando se compara con las 129.539 TM vendidas el año 2005.

Durante el ejercicio finalizado el 31 de diciembre de 2006, se obtuvo una utilidad neta de acuerdo a las Normas Internacionales de Información Financiera de Bolívares 30.223 millones. Las ventas netas alcanzaron la cantidad de Bolívares 433.654 millones, lo cual comparado con las ventas del año 2005, de Bolívares 375.060 millones, representa un incremento del 15,62%.

MANPA



La compañía realizó durante el año 2006, inversiones de capital por Bolívares 2.865 millones, las cuales estuvieron básicamente dirigidas a la adquisición de maquinaria para la modernización de las áreas de conversión, así como de equipos industriales para el mantenimiento de los procesos productivos.

Siguiendo con la tradicional política de dividendos la compañía decretó en la Asamblea General Ordinaria de accionistas celebrada el mes de abril de 2006, un dividendo en efectivo de Bs. 12 por cada acción que conforma el capital social de la compañía, para un total de 27.528 millones. Igualmente en el mes de agosto del mismo año, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 17 por cada acción que conforma el capital social de la empresa. El total de dividendos repartidos en el ejercicio 2006 fue de Bs. 66.526 millones, lo que representa un aumento de Bolívares 20.646 millones o un 45% en comparación con los dividendos decretados y pagados en el año 2005.

Con la finalidad de mejorar y fortalecer nuestro recurso humano, así como cumplir con las diferentes leyes y regulaciones de la Republica Bolivariana de Venezuela, en las áreas gerenciales, profesionales, técnicas y de seguridad industrial la empresa llevo a cabo su Plan Anual de Adiestramiento en el cual se invirtieron un total de 60.004 horas / hombre.

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA), S.A.C.A. cumple con lo establecido en la Resolución N° 19-1-2005 de fecha 2 de febrero de 2005, emitida por la Comisión Nacional de Valores con relación a los principios de Gobierno Corporativo, a través del funcionamiento del Comité de Auditoria, el cual está conformado en su mayoría por Directores Independientes de acuerdo a los criterios contenidos en la Resolución antes mencionada.

La Junta Directiva presenta así los hechos más resaltantes ocurridos durante el ejercicio terminado el 31 de diciembre de 2006, y desea agradecer a todo su personal quienes con su esfuerzo y empeño contribuyeron a los logros obtenidos por la empresa.

De conformidad con el Código de Comercio se somete a la Asamblea para su aprobación con vista del Informe de los Comisarios, el presente Informe de Gestión y el Balance General y Estado de Ganancias y Pérdidas Auditado para el ejercicio económico comprendido entre el 1° de enero y el 31 de diciembre de 2006, elaborados de acuerdo a Normas Internacionales de Información Financiera (NIIF´s)

Atentamente,

**Lic. CARLOS DELFINO T.**
Presidente de la Junta Directiva

MANPA

COMISION NACIONAL DE VALORES

**INFORME DE LA JUNTA DIRECTIVA DE**
**MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**
**SOBRE CUMPLIMIENTO DE LOS PRINCIPIOS DE GOBIERNO CORPORATIVO ADOPTADOS POR LA COMISION NACIONAL DE VALORES**

RECIBIDO

A los fines de dar cumplimiento a la Resolución N° 19-1-2005 de la Comisión Nacional de Valores de fecha 2 de febrero de 2005, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.129, de fecha 17 de febrero de 2005, la Junta Directiva de la compañía rinde a la Asamblea Ordinaria de Accionistas el presente informe sobre el grado de cumplimiento de los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores a que se contrae la referida Resolución.

**Directores Independientes de la Junta Directiva**

La Junta Directiva en su sesión de fecha 30 de marzo de 2007 examinó los supuestos establecidos en la referida Resolución observando que durante el ejercicio finalizado el 31 de diciembre de 2006 se mantuvo la proporción de Directores Independientes en 18 de los 22 Directores que conforman la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de acuerdo a los criterios sobre independencia de los Directores establecidos en la referida Resolución, superándose ampliamente el número de Directores Independientes requeridos.

Con el objeto de cumplir con la adecuada transparencia y divulgación en esta materia, adjuntamos resumen curricular de los Directores que conforman la Junta Directiva.

**Comité de Auditoria**

El Comité de Auditoria de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. está conformado en su mayoría por Directores Independientes, de acuerdo a los criterios sobre independencia de los Directores contenidos en la señalada Resolución.

El Comité de Auditoria de acuerdo con la Resolución sobre Principios de Gobierno Corporativo tiene y ejerce las siguientes responsabilidades:

1. Conocer previamente los estados financieros de la Sociedad;
2. Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la Sociedad;
3. Colaborar con la Junta Directiva en la supervisión de la actividad de la Auditoria Interna y Externa; y,
4. Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesario.

En virtud de las funciones que corresponden al Comité de Auditoria examinó los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, encontrándolos conformes para ser sometidos a la consideración de la Asamblea.

Visto lo anterior, la Junta Directiva puede afirmar que MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. cumple con los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores.

MANPA



# MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Directores Principales:

**CARLOS DELFINO T. - Presidente de la Junta Directiva**
Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

**JUAN CARLOS CARPIO DELFINO - Director Principal**
Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director Principal de Corporación Industrial de Energía C.A.

**ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal**
Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

**GUSTAVO GOMEZ RUIZ – Director Principal**
Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex-Arquitecto de la División de Arquitectura de Técnica Constructora, Ex-Director del Banco Hipotecario del Centro, Ex-Director de la Sociedad Financiera Mercantil, Ex-Director Principal del Banco Caracas, Ex-Director de Banco Bolívar y Ex-Director de Dragados y Construcciones de Venezuela.

MANPA

COMISION NACIONAL DE VALORES
2007 ... 30 AM 9:10
ARCHIVO
RECIBIDO

**ARNALDO AÑEZ DELFINO - Director Principal**
Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

**ELENA DELFINO P.- Director Principal**
Abogado, Ex-Director de Corporación Industrial de Energía, C.A., S.A.C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,

**ALICIA MARIELA PAPARONI M. - Director Principal**
Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

**CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva**
Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

**NELSON ISAMIT – Director Principal**
Ingeniero Industrial y Director Principal de Corporación Industrial de Energía, C.A.

**CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva**
Ingeniero Civil.

**JULIO BUSTAMANTE - Director Principal**
Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex-Director de la Federación Nacional de Ganaderos de Venezuela.

COMANPA
DE VALORES
2007 APR 30 AM 9: 10
ARCHIVO
RECIBIDO

Directores Suplentes:

**ALBERTO DELFINO T - Director Suplente**
Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

**RICARDO DELFINO M - Director Suplente**
Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

**ARMANDO MARTINEZ M. - Director Suplente**
Ingeniero Civil.

**GUILLERMO SALAS DELFINO - Director Suplente**
Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

**MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente**
Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar, Miembro Activo de la Cámara Inmobiliaria de Venezuela, Miembro Activo del Consejo Venezolano de la Carne "CONVECAR".

**CARLOS SOTO RIVERA - Director Suplente**
Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

**ALEJANDRO DELFINO T - Director Suplente**
Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**FERNANDO PAPARONI M - Director Suplente**
Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex-Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex-Miembro de la Junta Interventora de Corimón.

**FERNANDO MICALE S. - Director Suplente**
Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Arquitecto-Director de F. Micale, Oficina de Arquitectura (Proyectos, Consultoría y Gerencia de Proyectos), Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

**GUSTAVO PAPARONI SÁNCHEZ- Director Suplente**
Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

**ANGEL JESUS RAMIREZ ORTIZ- Director Suplente**
Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

# Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

## Dictamen de los Contadores Públicos Independientes

## Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2006 y 2005

COMISION NACIONAL DE VALORES

2007 APR 30 AM 9:11

RECIBIDO

Caracas, 10 de Marzo de 2007.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2006 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2006.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 23 de febrero de 2007, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2006, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCE GENERAL CONSOLIDADO**
**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006**
**(Expresados en Miles de Bolívares)**



| | 2006 |
|---|---|
| **ACTIVO** | |
| ACTIVO NO CORRIENTE: | |
| Propiedades, planta y equipo - neto | 413.514.696 |
| Participaciones en asociadas y negocios conjuntos | 3.966.954 |
| Total activo no corriente | 417.481.650 |
| ACTIVO CORRIENTE: | |
| Gastos pagados por anticipado | 976.279 |
| Inventarios | 66.464.739 |
| Anticipos a proveedores | 1.661.182 |
| Efectos y cuentas por cobrar - neto | 104.409.296 |
| Inversiones disponibles para la venta | 219.543 |
| Efectivo y equivalentes de efectivo | 23.889.943 |
| Total activo corriente | 197.620.982 |
| TOTAL | 615.102.632 |
| **PATRIMONIO Y PASIVO** | |
| PATRIMONIO: | |
| Capital social | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 206.308 |
| Utilidades retenidas: | |
| Reserva legal | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 |
| No distribuidas | 190.866.116 |
| Resultado no realizado en inversiones | (601.095) |
| Total patrimonio | 386.660.839 |
| PASIVO NO CORRIENTE: | |
| Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo | 4.826.028 |
| Impuesto sobre la renta diferido | 46.270.145 |
| Total pasivo no corriente | 51.096.173 |
| PASIVO CORRIENTE: | |
| Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo | 5.236.560 |
| Papeles comerciales | 11.396.409 |
| Préstamos a corto plazo | 38.169.882 |
| Dividendos por pagar | 13.700.974 |
| Impuesto sobre la renta por pagar | 2.409.289 |
| Cuentas por pagar | 106.432.506 |
| Total pasivo corriente | 177.345.620 |
| Total pasivo | 228.441.793 |
| TOTAL | 615.102.632 |

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO CONSOLIDADO DE RESULTADOS**
**POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006**
**(Expresados en Miles de Bolívares, Excepto la Utilidad Neta por Acción)**



| | 2006 |
|---|---|
| Ingresos por ventas | 433.653.930 |
| Costo de ventas | 339.785.638 |
| Utilidad bruta | 93.868.292 |
| Costos y gastos: | |
| Gastos de ventas | 35.121.317 |
| Gastos generales y administrativos | 21.908.182 |
| Utilidad en venta de activos | (83.885) |
| | 56.945.614 |
| Utilidad en operaciones | 36.922.678 |
| Participación en resultados de negocios conjuntos | 503.194 |
| Costos financieros | (6.480.701) |
| Ingresos financieros | 1.134.458 |
| Diferencias en cambio - neto | (61.402) |
| Pérdida en venta de inversiones disponibles para la venta | (762.975) |
| Otros ingresos (egresos): | |
| Comisiones ADR | (514.814) |
| Impuesto al débito bancario | (392.141) |
| Otros - neto | 350.717 |
| | (6.223.664) |
| Utilidad antes de impuestos | 30.699.014 |
| Impuesto sobre la renta | (476.054) |
| Utilidad neta | 30.222.960 |
| Utilidad neta por acción: | |
| Básica | 13,17 |
| Diluida | 13,17 |

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANPA
COMISION NACIONAL DE VALORES
2007 APR 30 AM 9: 11
ARCHIVO RECIBIDO

**MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**

**ASAMBLEA GENERAL ORDINARIA**
**27 DE ABRIL DE 2007**

**COMISARIOS**

**PRIMERA TERNA**

| | | |
|---|---|---|
| JACOBO COHEN | CA | 12.915 |
| JACQUELINE SUBERO | CA | 11.437 |
| ENRIQUE MERLO | CPC | 722 DF |

**SEGUNDA TERNA**

| | | |
|---|---|---|
| ISABEL QUINTERO | CPC | 15.197 |
| CLAUDIA VALENCIA | CA | 35.909 |
| JUAN FELIPE MALINICH | CPC | 6.314 DF |

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

**ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS**
**27 DE ABRIL DE 2007**

**PROPOSICIONES**

**TERCER PUNTO DE LA CONVOCATORIA**.- La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo)

**CUARTO PUNTO DE LA CONVOCATORIA**.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

**QUINTO PUNTO DE LA CONVOCATORIA**.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

MANPA

COMISION NACIONAL
DE VALORES

**SEXTO PUNTO DE LA CONVOCATORIA**.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañia, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

END